10013644

SEC MAIL RECEIVED PROCESSING
DEC 16 2010
WASH. D.C. 193 SECTION

CONEXANT

Conexant Systems, Inc.

Notice of Annual Meeting, Proxy Statement and 2010 Annual Report on Form 10-K

Corporate Overview

Conexant develops innovative semiconductor solutions for imaging, audio, embedded modem, and video surveillance applications, which are all areas where the company has established leadership positions. Conexant is a fabless semiconductor company headquartered in Newport Beach, Calif., and has key design centers in the U.S., China, and India, and sales offices worldwide.



D. SCOTT MERCER,
CHAIRMAN AND CHIEF EXECUTIVE OFFICER



To Our Stockholders:

The Conexant team accomplished a great deal in fiscal 2010. We successfully completed the financial restructuring of our company, we significantly improved our business and financial performance on a year-over-year basis, and we introduced a slate of innovative new products that strengthened our leading positions in the markets where we've chosen to focus our investments.

Improving our capital structure was one of our highest priorities. Entering the fiscal year, we were carrying $340 million of debt. We paid down a portion of that debt using proceeds from the divestiture of our DSL business, an equity offering, and private exchanges of equity for debt. By February 2010, we still had $232 million of convertible debt "callable" in March 2011. Faced with a convertible debt call we couldn't cover with the cash on our balance sheet, and a situation that could have been highly detrimental to our stockholders and employees, we chose to act by issuing new debt and equity. In March 2010, we issued $175 million of senior secured notes and raised $60 million with an equity offering. Using the proceeds from these transactions and operating cash flow, we paid down our convertible debt and reduced our total debt burden to a very manageable $186 million exiting the year.

In terms of fiscal 2010 business and financial performance, we met or exceeded our quarterly guidance on every major financial metric throughout the year, and we grew revenues from $208 million in fiscal 2009 to $241 million in fiscal 2010, an increase of 15 percent.

On a year-over-year basis, we expanded core gross margin by 200 basis points, from 59 percent of revenues in 2009 to 61 percent in 2010. Core operating expenses in 2009 were nearly $110 million, which we reduced to $97.6 million in 2010. Core operating income grew from $12.6 million in 2009 to nearly $50 million in 2010, and core operating margin as a percentage of revenue increased from 6 percent to 21 percent.

On the bottom line, our core net loss for fiscal 2009 was $6.5 million, or 13 cents per share, compared to fiscal 2010 core net income of $29.2 million, or 40 cents per share.

FISCAL 2010 PRODUCT AND BUSINESS HIGHLIGHTS

During fiscal 2010, we strengthened our portfolio by introducing new products designed to expand our leadership positions in semiconductor solutions for imaging, audio, embedded modem, and video surveillance applications. We also captured market share with existing solutions, and we applied our core competencies in analog and mixed-signal design, as well as firmware and software development, to extend our reach into adjacent segments.

We continued to focus the majority of our product-development resources on imaging and audio, which are areas where our expertise with printing technologies as well as audio and voice processing algorithms provides us with competitive advantages. Exiting the year, our imaging and audio businesses accounted for 63 percent of total revenues, a company record.

In imaging, we deliver system-on-chip (SoC) solutions for multifunction printers (MFPs) and specialty printers that include photo and label printers. We also provide SoCs and components that are used in fax machines, connected frames, and interactive display devices.

Today's MFP market consists of merchant and captive segments. The captive segment, comprised of large printer companies that have traditionally designed MFP solutions in-house, accounts for the majority of the total market. This segment represents one of our largest growth opportunities as these printer companies begin outsourcing MFP designs to merchant suppliers. During fiscal 2010, we continued to strengthen our position as the No. 1 provider of MFP solutions to the merchant segment, and we won additional designs in the captive segment.

On the imaging product front, we expanded our portfolio with a next-generation SoC solution for consumer 4-in-1 color inkjet printers and laser MFPs. This solution integrates our market-leading V.34 software fax modem, which eliminates the need for an external modem chip and lowers bill-of-material costs. In addition, we delivered an eco-friendly SoC controller that allows us to address growing opportunities for "ink-free" digital photo printing.

In audio, we possess unique capabilities ideally suited for rapidly growing applications that require both audio and voice functionality. In these applications, the expertise we have developed over the years in digital signal processing algorithms and mixed-signal technologies provides us with a significant advantage in terms of integration, performance, and cost. End products in this segment include USB headsets for Microsoft Office Communicator, Unified Communications, and gaming applications, as well as multimedia and voice-over-IP

phones and PC peripherals. We also provide high-definition audio solutions to the PC market.

New-product introductions during the year included a family of audio solutions targeted at growing opportunities in multimedia IP phones, personal navigation devices, and mobile Internet devices. We also delivered a power-efficient stereo audio codec for Web tablets and smartbooks.

In embedded modems, we gained traction with our solutions for point-of-sale (POS) equipment, and our customer list includes the world's top three POS manufacturers. We also secured key design-wins with our embedded modem solutions in back-channel satellite set-top box applications.

In video surveillance, we launched an ultra-low-power encoder for "smart" home and commercial security systems and remote monitoring applications. This solution supports passive infrared technology, which is used in motion sensors to dramatically reduce incidences of costly false alarms. We also delivered a new family of highly integrated, multichannel decoders for video surveillance systems with digital video recording capabilities. These second-generation solutions feature the industry's lowest power consumption and are currently shipping to customers worldwide.

OUR PROSPECTS FOR FISCAL 2011

In fiscal 2008 and 2009, our team was focused on transforming the company's product portfolio and business model, a goal we achieved by exiting unprofitable product areas that included solutions for wireless networking, broadband media processing, and broadband access.

Today's Conexant is focused exclusively on providing solutions for imaging, audio, embedded modem, and video surveillance applications. Our challenge now is to deliver revenue growth in our chosen markets at gross margins consistent with company targets and at appropriate expense levels.

New products are the lifeblood of our industry, and we are committed to providing innovative solutions that contribute to the success of our customers on schedule. With new products, customer designs typically ramp to volume production nine to 20 months after initial engagements. I'm pleased to report that our new product tape-outs and design wins over the past 12 months have been at record levels for the businesses we're investing in, which include imaging, audio, and video surveillance. We are now working to ramp these design wins to volume production. In coming quarters, our performance will be largely determined by how well our customers' products sell through in end markets.

Ongoing competitive challenges are an integral part of our industry. We have an outstanding portfolio of intellectual property and products, a customer list that includes worldwide leaders, and a proven team committed to delivering value to customers and stockholders. I am confident we will rise to meet the challenges we face in the current fiscal year.

Thanks for your continuing interest and support.



D. Scott Mercer
Chairman and Chief Executive Officer
Conexant Systems, Inc.



December 10, 2010

Dear Stockholder:

We look forward to your attendance via the Internet at the 2011 Annual Meeting of Stockholders ("Annual Meeting"). We will hold the meeting at 8:30 a.m. Pacific Time on Thursday, January 20, 2011.

One of the steps we have taken this year to reduce operating expenses is to hold a virtual Annual Meeting via the Internet rather than at a Company or rented facility. We are offering a live webcast of the Annual Meeting for our stockholders at *https://virtualshareholdermeeting.com/CNXT11* where you will be able to vote electronically and submit questions during the meeting.

We also are pleased to be furnishing proxy materials to stockholders primarily over the Internet. We believe that this process expedites stockholders' receipt of proxy materials, significantly lowers the costs of our Annual Meeting, and conserves natural resources. On December 10, 2010, we mailed our stockholders a notice containing instructions on how to access our Proxy Statement and 2010 Annual Report and how to submit your proxy or voting instructions online. The notice also included instructions on how you can receive a paper copy of your Annual Meeting materials, including our 2010 Annual Report, the notice of Annual Meeting, our Proxy Statement, and a proxy or voting instruction card. If you received your Annual Meeting materials by mail, the 2010 Annual Report, notice of Annual Meeting, Proxy Statement, and proxy card from our Board of Directors were enclosed. If you received your Annual Meeting materials via e-mail, the e-mail contained voting instructions and links to the 2010 Annual Report and the Proxy Statement on the Internet, both of which are available at *http://ir.conexant.com/annuals.cfm*.

At this year's Annual Meeting, the agenda includes the following items:

Agenda Item	Board Recommendation
1. Election of Two Directors	FOR
2. Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants	FOR

Please refer to the Proxy Statement for detailed information on each of the proposals and the Annual Meeting.

Your vote is important, and we strongly urge you to submit your proxy or voting instructions to instruct how your shares will be voted at the Annual Meeting.

Sincerely yours,

D. Scott Mercer
Chairman of the Board and
Chief Executive Officer

CONEXANT SYSTEMS, INC.
4000 MacArthur Boulevard
Newport Beach, California 92660

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE	8:30 a.m. Pacific Time on Thursday, January 20, 2011
PLACE	By Internet Only
INTERNET	*https://virtualshareholdermeeting.com/CNXT11,* where you can attend the Annual Meeting and submit your questions during the meeting.
AGENDA	1. Elect two directors to serve as Class III directors to hold office until the Annual Meeting of Stockholders in 2014 and until their successors are duly elected and qualified 2. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants 3. Transact other business that may properly come before the Annual Meeting (including adjournments and postponements thereof)
RECORD DATE	November 30, 2010
MEETING ADMISSION	You are entitled to attend and vote at the Annual Meeting only if you were a Conexant stockholder as of the close of business on November 30, 2010 or hold a valid proxy for the Annual Meeting. Attendance will be via the live webcast available at *https://virtualshareholdermeeting.com/CNXT11.*
VOTING AT THE MEETING	You will be able to vote your shares during the live webcast of the Annual Meeting. In addition, as further described in the Proxy Statement, you are also able to submit your proxy or voting instructions before the Annual Meeting in one of three ways: • Internet • Phone • Mail Please submit your proxy or voting instructions as soon as possible to record your vote promptly, even if you plan to attend the Annual Meeting via the Internet.

BY ORDER OF THE BOARD OF DIRECTORS



Mark Peterson
Senior Vice President, Chief Legal Officer and Secretary

December 10, 2010

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

We are furnishing proxy materials to our stockholders primarily via the Internet. On December 10, 2010, we mailed to our stockholders a Notice of Internet Availability containing instructions on how to access our proxy materials, including our Proxy Statement and our 2010 Annual Report. The Notice of Internet Availability also instructs you on how to submit your proxy or voting instructions through the Internet or to request a paper copy of our proxy materials, including a proxy card or voting instruction form that includes instructions on how to submit your proxy or voting instructions by mail or telephone. Other stockholders, in accordance with their prior requests, have received e-mail access to our proxy materials and instructions to submit their vote via the Internet, or have been mailed paper copies of our proxy materials and a proxy card or voting instruction form.

A copy of our Proxy Statement and our 2010 Annual Report are also available on the Internet at *http://ir.conexant.com/annuals.cfm.*

Internet distribution of our proxy materials is designed to expedite receipt by stockholders, lower the cost of the Annual Meeting, and conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

ATTENDING THE ANNUAL MEETING

Attending and participating via the Internet:

- Any stockholder as of the record date can attend the 2011 Annual Meeting live via the Internet at *https://virtualshareholdermeeting.com/CNXT11*
- Webcast starts at 8:30 a.m. Pacific Time on January 20, 2011
- Stockholders may vote and submit questions while attending the Annual Meeting on the Internet
- Instructions on how to attend and participate in the Annual Meeting via the Internet, including how to demonstrate proof of stock ownership, are posted at *https://virtualshareholdermeeting.com/CNXT11*

Anyone can view the Annual Meeting live via the Internet at *https://virtualshareholdermeeting.com/CNXT11.*

Webcast replay of the Annual Meeting will be available until February 20, 2011.

QUESTIONS

For questions regarding	Contact
Annual meeting	Conexant Investor Relations: 949-483-4600
Stock ownership	BNY Mellon Stockholder Services In the U.S. and Canada: 800-370-1163 Outside the U.S.: 201-680-6578
Voting	Morrow & Co, LLC 800-460-1014

Conexant Systems, Inc.

4000 MacArthur Boulevard
Newport Beach, California 92660

Proxy Statement

Our Board of Directors solicits your proxy for the 2011 Annual Meeting of Stockholders ("Annual Meeting") and any postponement or adjournment of the meeting for the purposes set forth in the "Notice of 2011 Annual Meeting of Stockholders." The Annual Meeting will be held at 8:30 a.m. Pacific Time on Thursday, January 20, 2011 via the Internet at *https://virtualshareholdermeeting.com/CNXT11.* We made this Proxy Statement available to stockholders beginning on December 10, 2010.

Record Date	November 30, 2010
Quorum	Majority of shares outstanding on the record date must be present in person or by proxy at the Annual Meeting
Shares Outstanding	82,063,068 shares of common stock were outstanding as of November 30, 2010
Voting by Proxy	Depending on how you receive the proxy materials for the Annual Meeting, you are able to submit your proxy or voting instructions prior to the Annual Meeting by Internet, phone or mail. Please follow the procedures provided in the Notice of Internet Availability you received or, if you received a printed set of the proxy materials, on the separate proxy or voting instruction form that accompanied the proxy materials
Voting at the Meeting	Stockholders can vote via the Internet during the meeting. Stockholders attending via the Internet will need to follow the instructions at *https://virtualshareholdermeeting.com/CNXT11* in order to vote or submit questions at the meeting. Voting via the Internet by a stockholder will revoke and replace any previous proxies or voting instructions submitted.
Revoking or Changing Your Vote	Stockholders of record may revoke their proxy at any time before the polls close at the Annual Meeting by submitting a later-dated vote electronically at the Annual Meeting, via the Internet, by telephone, by mail, or by delivering written instructions to our Corporate Secretary before the Annual Meeting. If you hold shares through a bank or brokerage firm, you may revoke any prior voting instructions by contacting that firm or, if you have obtained a legal proxy from your bank or brokerage firm giving you the right to vote your shares at the Annual Meeting, by accessing the live webcast and submitting a vote electronically at the Annual Meeting.
Votes Required to Adopt Proposals	Each share of our common stock outstanding on the record date is entitled to one vote on each of the two director nominees and one vote on each other matter. The two director nominees who receive the highest number of affirmative votes will be elected. However, if the number of shares voted "for" a director does not exceed the number of shares "withheld" from the nominee, the director may be required to resign in accordance with the policy described below in "Proposal No. 1 — Election of Directors." Approval of the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants

requires the affirmative vote of the majority of the shares of common stock present or represented by proxy and entitled to vote on this proposal.

Effect of Abstentions and Broker Non-Votes

Shares not present at the meeting and shares voted "withheld" from a director nominee have no effect on the election of directors.

For the proposal to approve the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants, shares voted "abstain" have the same effect as a vote "against" the proposal.

If you are a beneficial owner holding your shares in a brokerage account, note that brokers will not have authority to vote your shares in their discretion with respect to the election of directors but will have authority to vote your shares with respect to the ratification of the appointment of our independent public accountants. Shares held by brokers that do not have discretionary authority to vote on a matter and have not received voting instructions from their clients are referred to as "broker non-votes." Broker non-votes will not be counted in determining the outcome of any of the proposals at the Annual Meeting.

Abstentions and broker non-votes will be counted as present for purposes of determining the existence of a quorum.

Voting Instructions

If you complete and submit your proxy or voting instructions, the persons named as proxies will follow your instructions. If you submit proxy or voting instructions but do not direct how to vote on each item, the persons named as proxies will vote as the Board recommends on each proposal. The persons named as proxies will vote on any other matters properly presented at the Annual Meeting in accordance with their best judgment. In the Proxy Statement we published for our 2010 Annual Meeting of Stockholders, we published rules about when to submit agenda items for the Annual Meeting, and we have not received timely notice of any other matters that may be properly presented for voting at the Annual Meeting.

Voting Results

We will announce preliminary results at the Annual Meeting. We will report final results at *http://ir.conexant.com* and in a Current Report on Form 8-K, which will be filed within four business days of the Annual Meeting.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

Our Amended and Restated Certificate of Incorporation provides that the Board of Directors shall consist of three classes of directors with overlapping three-year terms. One class of directors is to be elected each year with a term extending to the third succeeding Annual Meeting after election. The Amended and Restated Certificate of Incorporation provides that the Board shall maintain the three classes to be as nearly equal in number as the then total number of directors permits. At the end of fiscal year 2010, we had seven directors. The two directors in Class I, the three directors in Class II and the two directors in Class III are serving terms expiring at the Company's Annual Meeting of Stockholders in 2013, 2012, and 2011, respectively. At this year's Annual Meeting, two Class III directors will be elected to serve

for a three-year term and until a successor has been duly elected and qualified. Each of the nominees is a current member of the Board and has consented to serve as a director if elected.

In recommending director nominees for selection by the Board, the Governance and Board Composition Committee considers a number of factors, which are described in more detail below under "Information Concerning the Board of Directors — Board Committees and Committee Meetings." In considering these factors, the Governance and Board Composition Committee and the Board consider the fit of each individual's qualifications and skills with those of the Company's other directors in order to build a board of directors that, as a whole, can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment.

In October 2008, our Board of Directors approved an amendment to our Bylaws to adopt a director resignation policy that requires each of the director nominees to tender an irrevocable resignation that will be effective if (a) the director fails to receive a greater number of votes "for" his or her election than votes "withheld" from his or her election at the Annual Meeting and (b) the Board of Directors accepts the resignation, taking into account the recommendation of the Governance and Board Composition Committee as to whether to accept or reject the resignation of such director or whether other action should be taken. We will publicly disclose the Board of Directors' decision regarding any resignation that is effective under this policy and, if such resignation is rejected, the rationale behind the decision within 90 days following certification of the election results. Each of the director nominees listed below has tendered an irrevocable resignation to the Board of Directors with respect to the Annual Meeting as required by our Bylaws.

Unless marked otherwise, proxies received will be voted **FOR** the election of each of the two nominees specified in "Class III — Nominees for Directors with Terms Expiring in 2014," below, until their successors are elected and qualified. If any of such nominees for the office of director is unwilling or unable to serve as a nominee for the office of director at the time of the Annual Meeting, the proxies may be voted either (1) for a substitute nominee, who shall be designated by the proxy holders or by the present Board of Directors to fill such vacancy, or (2) for the other nominees only, leaving a vacancy. Alternatively, the size of the Board may be reduced so that there is no vacancy. The Board of Directors has no reason to believe that any of the nominees will be unwilling or unable to serve if elected as a director.

The Board of Directors recommends a vote FOR the election of each of the nominees listed below.

Information as to Nominees for Directors and Continuing Directors

Listed below for each director, as reported to Conexant, is the director's name, age, principal occupation and directorships of public companies held within the past five years, and his position, if any, with Conexant. The following biographical information for each director also describes the primary individual experience, qualifications, attributes and skills of each of the nominees for director and continuing directors that led to the Board's conclusion that each director should serve as a member of the Board.

Class III
Nominees for Director with Terms Expiring 2014

Steven J. Bilodeau, age 52 — Mr. Bilodeau has been a director of Conexant since February 2004. He was the chairman of the board, chief executive officer, and president of SMSC (also known as Standard Microsystems Corporation) (semiconductors) from February 2000 to October 2008 and acting chief financial officer from May 2008 to October 2008. Prior to joining SMSC in 1999, Mr. Bilodeau held various senior management positions during his 13 years of service with Robotic Vision Systems Inc. ("RVSI"), including president of the Semiconductor Equipment Group from 1996 to 1998. Mr. Bilodeau served as a director of RVSI from 1997 to 1998. He is currently the non-executive chairman of the board of SMSC and also has served as a director of Cohu, Inc. since 2009, Gennum Corporation since 2008, and NuHorizons

Electronics Corp. since 2009. His experiences as an executive and as a director at the public companies listed above provide our Board with significant financial and technical expertise with specific application to our industry, as well as a broad understanding of corporate governance, executive compensation and other topics.

D. Scott Mercer, age 59 — Mr. Mercer has been a director of Conexant since 2003. In April 2008, he was appointed as chief executive officer and became chairman of the Board in August 2008. Mr. Mercer is also a private investor, who served as interim chief executive officer of Adaptec, Inc. (computer technology services) from May 2005 to November 2005. Mr. Mercer had previously served as a senior vice president and advisor to the chief executive officer of Western Digital Corporation, a supplier of disk drives to the personal computer and consumer electronics industries, from February 2004 through December 2004. Prior to that, Mr. Mercer was a senior vice president and the chief financial officer of Western Digital Corporation from October 2001 through January 2004. From June 2000 to September 2001, Mr. Mercer served as vice president and chief financial officer of Teralogic, Inc. From June 1996 to May 2000, he held various senior operating and financial positions with Dell, Inc. In addition to Conexant, Mr. Mercer served on the boards of directors of Net Ratings, Inc. from January 2001 to June 2007, Adaptec, Inc. from November 2003 to October 2008, and Palm, Inc. from June 2005 to July 2010. He has served as a director of Polycom, Inc. since November 2007 and QLogic, Inc. since October 2010. His senior management and operational experiences in a number of technology companies and his service as a director at the companies listed above provide our Board with significant financial and operational and compliance expertise with specific application to our industry, as well as a broad understanding of corporate governance and other topics.

Class I
Continuing Directors with Terms Expiring in 2012

F. Craig Farrill, age 58 — Mr. Farrill has been a director of Conexant since 1998. Mr. Farrill was director, president and chief executive officer of Kodiak Networks, Inc. (wireless communications) from April 2003 to August 2007 and continues to be a director. He currently serves as a director and a corporate officer of the CDMA Development Group, a digital cellular technology consortium, which he founded in 1993. His experiences as an executive and a director at the entities listed above provide our Board with significant product and research and development expertise with specific application to our industry.

Matthew E. Massengill, age 49 — Mr. Massengill has been a director of Conexant since June 2008. He served as chairman of the board of Western Digital Corporation (computer storage devices) from November 2001 to March 2007. He was its chief executive officer from January 2000 to October 2005. He has served as a director of Western Digital Corporation since 2001, Microsemi Corporation since 2009 and GT Solar International, Inc. since 2008. His experiences as an executive and a director at the public companies listed above provide our Board with significant financial and management expertise with specific application to our industry, as well as a broad understanding of corporate governance, executive compensation and other topics.

Class II
Continuing Directors with Term Expiring in 2013

William E. Bendush, age 61 — Mr. Bendush has been a director of Conexant since June 2008. A retired executive, private investor, and consultant, Mr. Bendush he served as senior vice president and chief financial officer of Applied Micro Circuits Corporation (semiconductors) from April 1999 to March 2003 and served as its secretary until March 2003. He served as an adviser for Financial Services of Applied Micro Circuits Corp. from March 2003 to December 2003. He served as senior vice president and chief financial officer of Silicon Systems, Inc. from 1985 to 1999. Previously, he held senior financial management positions at AM International, Inc. and Gulf & Western Industries, Inc. Mr. Bendush also worked in finance-related positions at Gould, Inc. and Blackman, Kallick & Company, both certified public accounting firms. He has been a director of Microsemi Corporation since 2003 and Smartflex Systems Inc.

since 1996. Mr. Bendush's experience as an executive officer of companies in the technology industry brings to our Board leadership, strategic and financial experience. His experiences as an accountant and financial executive and as a director at the public companies listed above provide the Board with significant financial expertise with specific application to our industry, as well as a broad understanding of corporate finance and accounting topics.

Balakrishnan S. Iyer, age 54 — Mr. Iyer has been a director of Conexant since 2002. He served as senior vice president and chief financial officer of the Company from January 1999 to June 2003. Prior to October 1998, Mr. Iyer served as the senior vice president and chief financial officer of VLSI Technology, Inc. Mr. Iyer has held a number of senior finance positions at Advanced Micro Devices, Inc., a semiconductor company. Mr. Iyer has served as a director of IHS, Inc. since 2003, Life Technologies Corporation (previously known as Invitrogen Corporation) since 2001, Power Integrations since 2004, QLogic Corporation since 2003, and Skyworks Solutions, Inc. since 2002. Mr. Iyer's experience as an executive officer of companies in the technology industry brings to our Board leadership, strategic and financial experience. His experiences as a director at the public companies listed above provide the Board with significant financial, governance and compliance expertise with specific application to our industry, as well as a broad understanding of corporate governance topics.

Jerre L. Stead, age 67 — Mr. Stead has been a director of Conexant since 1998. Mr. Stead has been executive chairman and chief executive officer of IHS, Inc. (software) since September 2006 and was chairman of the board of IHS, Inc. from December 2000 to September 2006. From August 1996 to June 2000, Mr. Stead served as chairman of the board and chief executive officer of Ingram Micro Inc., a worldwide distributor of information technology products and services. Mr. Stead served as chairman, president and chief executive officer of Legent Corporation, a software development company from January 1995 until its sale in September 1995. From 1993 to 1994, Mr. Stead was executive vice president of American Telephone and Telegraph Company, a telecommunications company, and chairman and chief executive officer of AT&T Global Information Solutions, a computer and communications company, formerly NCR Corp. Mr. Stead was president of AT&T Global Business Communications Systems, a communications company, from 1991 to 1993. Mr. Stead was chairman, president and chief executive officer from 1989 to 1991 and president from 1987 to 1989 of Square D Company, an industrial control and electrical distribution products company. He has served as a director and lead independent director of Brightpoint, Inc. since 2000, and as a director of Mindspeed Technologies, Inc. since 2003. Mr. Stead's experience as an executive officer of companies in the technology industry brings to our Board leadership, strategic and financial experience. His experiences as an executive and director at the public companies listed above provide our Board with significant financial expertise with specific application to our industry, as well as a broad understanding of corporate governance, executive compensation and other topics.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

Director Independence

The Board of Directors has determined that each of the director nominees listed above and all other continuing directors are independent directors under applicable rules of The NASDAQ Stock Market, except for D. Scott Mercer, who is an employee of the Company.

Board Leadership Structure and Meetings of the Independent Directors

The Company's current Chairman of the Board is also the Company's Chief Executive Officer ("CEO"). In addition, the Board has designated Mr. Massengill as Lead Independent Director. The Board believes it is important to select its Chairman and the Company's CEO in the manner it considers to be in the best interests of the Company at any given point in time. The members of the Board possess considerable business experience and in-depth knowledge of the issues the Company faces, and are therefore in the best position to evaluate the needs of the Company and how best to organize the Company's leadership structure to meet those needs. Accordingly, the Chairman and CEO positions may be filled by one individual or by two different individuals. The Company believes that the most

effective leadership structure for the Company at this time is for Mr. Mercer to serve as both our Chairman and CEO and to have a Lead Independent Director (currently, Mr. Massengill). Mr. Mercer possesses an in-depth knowledge of the Company, the industry in which we conduct our business and the challenges we face, which he gained from over seven years as a director and almost three years as CEO successfully leading the Company through an unexpected change in management and a major financial restructuring. The Company believes that these experiences and insights put the CEO in the best position to provide broad and unified leadership for the Board as it considers strategy and business plans.

We believe the Board's leadership structure is balanced by having a Lead Independent Director, selected by the Board's independent directors, to promote the independence of the Board and appropriate oversight of management. Our independent directors meet without management present after each regularly scheduled board meeting (four times during fiscal year 2010). As the Lead Independent Director, Mr. Massengill is responsible for (i) establishing the agenda for the executive sessions held by our independent directors and acting as chair of those sessions and of all other meetings where the independent directors meet without the Chairman, (ii) polling the other independent directors for agenda items both for regular board meetings and executive sessions of the independent directors and (iii) working with the Chairman of the Board and CEO on the agenda for regular board meetings.

BOARD COMMITTEES AND COMMITTEE MEETINGS

The standing committees of the Board of Directors of Conexant during fiscal 2010 were an Audit Committee, a Governance and Board Composition Committee, and a Compensation and Management Development Committee, each of which is comprised solely of non-employee directors who are independent directors within the meaning of applicable rules of The NASDAQ Stock Market and the Securities and Exchange Commission ("SEC"). The functions of each of these three committees are described below; and each of the committee charters are posted on Conexant's website at *http://ir.conexant.com*. The current members of each of the Board committees are identified in the following table, each committee chairman being denoted with an asterisk. Conexant's independent directors also hold regular meetings without members of management present. Mr. Massengill acts as the Lead Independent Director at such meetings.

Director	Audit	Governance & Board Composition	Compensation & Management Development
W. E. Bendush	X*	X	
S. J. Bilodeau	X		X
F. C. Farrill		X	
B. S. Iyer	X	X*	X
M. E. Massengill			X
J. L. Stead			X*

* Chairman

The **Audit Committee**, among other things, reviews the scope and effectiveness of audits of Conexant by its independent public accountants and internal auditors; appoints and oversees the independent public accountants for Conexant; reviews the audit plans of Conexant's independent public accountants and internal auditors; reviews and approves, in advance, the fees charged and the scope and extent of any non-audit services performed by the independent public accountants; establishes procedures for the receipt, retention and treatment of anonymous and other complaints regarding Conexant's accounting or auditing matters; reviews Conexant's quarterly and annual financial statements before their release; reviews and approves the appointment or change of Conexant's internal auditor; reviews the adequacy of Conexant's system of internal controls and recommendations of the independent public accountants and of the internal auditors with respect thereto; reviews and acts on comments and suggestions by the independent public accountants and by the internal auditors with

respect to their audit activities; monitors compliance by Conexant's employees with its standard of business conduct policies; meets with Conexant's management to review any issues related to matters within the scope of the Audit Committee's duties, including any enterprise risk management issues, and investigates any matter brought to its attention within the scope of its duties. The Audit Committee acts pursuant to a written charter posted on Conexant's website at *http://ir.conexant.com/documentdisplay.cfm?DocumentID=6464*. In the opinion of the Board of Directors, all current members of the Audit Committee are independent directors within the meaning of applicable rules of The NASDAQ Stock Market and the SEC and each of them is a "financial expert" as defined by the SEC. The Audit Committee met ten (10) times during the 2010 fiscal year.

The principal functions of the **Governance and Board Composition Committee** are to develop and review at least annually Conexant's governance guidelines; to develop an annual self-evaluation process for the Board and its committees and oversee the annual self-evaluations; to review the Board's committee structure and recommend to the Board for its approval the directors to serve as members of each committee; to consider and recommend to the Board of Directors qualified candidates for election as directors of Conexant; to lead the search for qualified candidates who may be submitted by directors, officers, employees, stockholders and others; and periodically to prepare and submit to the Board of Directors for adoption the committee's selection criteria for director nominees. The Governance and Board Composition Committee acts pursuant to a written charter posted on Conexant's website at *http://ir.conexant.com/documentdisplay.cfm?DocumentID=6468*. In the opinion of the Board of Directors, all current members of the Governance and Board Composition Committee are independent directors. The Governance and Board Composition Committee met four (4) times during the 2010 fiscal year.

Under the Governance and Board Composition Committee's current Board selection criteria (included in the Company's Corporate Governance Guidelines and posted on Conexant's website at *http://ir.conexant.com/documentdisplay.cfm?DocumentID=7887)*, director candidates are selected with a view to bringing to the Board a variety of experience and backgrounds. In evaluating the suitability of individual Board members, the Board and the Governance and Board Composition Committee will take into account many factors, including: (i) general understanding of the industry, sales and marketing, finance and other elements relevant to the success of a publicly-traded company in today's business environment; (ii) understanding the Company's business on a technical level; and (iii) a high level of managerial experience in a relatively complex organization and an ability to deal with complex problems. Although the Company does not have a formal policy with regard to the consideration of diversity in identifying director nominees, the Board does consider the diversity of experience and background (including, but not limited to educational and professional background and experience) of director candidates in selecting Board nominees. As described above, the goal of the Board and the Governance and Board Composition Committee is to have a Board that, as a whole, can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment. On an annual basis, as part of the Board's self-evaluation, the Board assesses whether the mix of Board members is appropriate for the Company. In considering possible candidates for election as independent directors, the Governance and Board Composition Committee and the Board are guided by the general Board membership criteria discussed above and by the following specific criteria: each independent director should (i) be an individual of the highest character and integrity, who has experience at or demonstrated understanding of strategy/policy setting and a reputation for working constructively with others; (ii) have sufficient time available to devote to the affairs of Conexant in order to carry out their duties as directors; and (iii) be free of any conflict of interest that would interfere with the proper performance of the responsibilities of a director (which excludes from consideration: (x) officers of companies in direct or substantial competition with Conexant, and (y) officers of major or potential major customers, suppliers or contractors where the dollar amount involved is material to Conexant or such person or the entity with which such person is affiliated). In fulfilling its responsibility to lead the search for qualified director candidates, the Governance and Board Composition Committee consults with other directors, as well as the CEO and other senior executives of Conexant. The committee may also from time to time retain third party search firms to assist in identifying candidates. No such firm was retained by the committee during fiscal 2010.

The committee will consider director candidates recommended by Conexant stockholders in the same manner and using the same criteria as recommendations received from other sources. A stockholder may recommend a director candidate to the Governance and Board Composition Committee by delivering a written notice to our Secretary at our principal executive offices. The notice should include appropriate biographical information and a description of the candidate's qualifications and the relationship, if any, to the stockholder making the recommendation. Following review of the notice, the Governance and Board Composition Committee may request additional information concerning the director candidate as it deems reasonably required to determine the eligibility and qualification of the director candidate to serve as a member of the Board. Please note that stockholders recommending candidates for consideration by the Board in connection with the next annual meeting of stockholders should submit their written recommendation no later than October 1 of the year of that meeting. Finally, please note that stockholders who wish to nominate a person for election as a director in connection with an annual meeting of stockholders (as opposed to making a recommendation to the Governance and Board Composition Committee as described above in this paragraph) must follow the procedures described in "Other Matters — 2011 Stockholder Proposals or Nominations."

The principal functions of the **Compensation and Management Development Committee**, or the Compensation Committee, are to review and approve on an annual basis the corporate goals and objectives with respect to compensation for the CEO; to determine the salaries of all executive officers and review annually the salary plan for other executives in general management positions; to review Conexant's base pay, incentive compensation, deferred compensation and all stock-based plans; to review the performance of Conexant's CEO and oversee the development of executive succession plans; to review and discuss with management the "Compensation Discussion and Analysis" section included in this Proxy Statement and prepare and publish the Report of the Compensation Committee included in this Proxy Statement; and to recommend compensation and benefits for non-employee directors. The Compensation Committee takes input and advice from the CEO and other members of senior management when reviewing and approving compensation and benefits. However, executives do not make recommendations with respect to their own pay. The Committee has the authority to retain the services of independent compensation consultants to assist it in its work. The Compensation Committee also has the authority to delegate any of its responsibilities to subcommittees as it deems appropriate in its sole discretion. The Compensation Committee has not nor does it have any current intention to delegate any of its authority to a subcommittee. For more information on the responsibilities and activities of the Compensation Committee, including its processes of determining executive compensation, see the "Compensation Discussion and Analysis" section included in this Proxy Statement. The members of the Compensation Committee are ineligible to participate in any of the plans or programs administered by the Compensation Committee, except the 2010 Equity Incentive Plan. The Compensation Committee acts pursuant to a written charter posted on Conexant's website at *http://ir.conexant.com/documentdisplay.cfm?DocumentID=6467.* In the opinion of the Board of Directors, all current members of the Compensation Committee are independent directors. The Compensation Committee met six (6) times during the 2010 fiscal year and acted by unanimous written consent two (2) times.

2010 Board Meetings

The Conexant Board of Directors held eight (8) meetings and acted by unanimous written consent one (1) time during the 2010 fiscal year. Each director is expected to attend each meeting of the Board and those committees on which he serves. No sitting director attended less than 75% of all the meetings of the Board and those committees on which he served in the 2010 fiscal year. In addition, Conexant's independent directors held four (4) meetings during the 2010 fiscal year. Directors are expected to attend Conexant's Annual Meetings of Stockholders. All currently serving directors, who were members of the Board of Directors as of the time of the 2010 Annual Meeting of Stockholders, attended that meeting in person or by telephone.

Stockholder Communication with Directors

The Board of Directors has implemented a process for stockholders of Conexant to send communications to the Board. Any stockholder desiring to communicate with the Board, or with specific individual directors, may do so by writing to the Secretary of Conexant at 4000 MacArthur Boulevard, Newport Beach, CA 92660-3095, who has been instructed by the Board to forward promptly all such communications to the addressees indicated thereon.

Board Role In Risk Oversight

Management has primary responsibility for identifying and mitigating risks to the Company. The Board's role in risk oversight is one of overall responsibility for oversight with a recognition of the multifaceted nature of risk management. It is a control and compliance function, but it also involves strategic considerations in normal business decision making. It covers legal and regulatory matters, finance, and operations. Throughout the fiscal year, the Board and its committees review and monitor risk management. In addition, there is a Risk Management Committee consisting of members of management, which oversees and analyzes strategic, operational, financial reporting and compliance risks and reports to the audit Committee and/or the Board as appropriate. The Board's risk oversight process builds upon management's enterprise-wide risk assessment and mitigation processes, which include on-going monitoring of various risks including those associated with long-term strategy and business operations; regulatory and legal compliance; and financial reporting.

The Company believes that its leadership structure, discussed in detail in "Board Leadership Structure and Meetings of the Independent Directors" above, supports the risk oversight function of the Board for the same reasons that the Company believes the structure is most effective for the Company in general, that is, by providing unified leadership through a single person, while allowing input from the Company's independent Board members, all of whom are fully engaged in Board deliberations and decisions.

In particular, the Company has reviewed its compensation programs to determine whether they encourage unnecessary or excessive risk taking and has concluded that they do not. The Company believes that the design of its annual cash and long-term equity incentives provides an effective and appropriate mix of incentives focused on long-term stockholder value creation. While the Company's cash bonuses are generally based on quarterly or semiannual results, such bonuses are generally capped and represent only a portion of each individual's overall total compensation opportunities. The Company also generally has discretion to determine bonus payments (or pay no bonus) for all employees, except the named executive officers for whom bonus amounts are determined by the Compensation Committee, based on individual performance and any other factors it may determine to be appropriate in the circumstances.

Regarding the Company's compensation arrangements for its executive officers, the Compensation Committee takes risk into account in establishing and reviewing these arrangements. The Compensation Committee believes that existing executive compensation arrangements do not encourage unnecessary or excessive risk because base salaries are fixed in amount. While the Company's annual incentive program pool is based on the Company's achieving specified performance goals in order for cash bonuses to be granted to executives under the program, the Compensation Committee determines the actual amount of each named executive's cash bonus based on its assessment of Company and individual performance. The Compensation Committee believes that the annual incentive program appropriately balances risk and the desire to focus executives on specific annual goals important to the Company's success and that it does not encourage unnecessary or excessive risk taking.

In addition, a significant portion of the compensation provided to the Company's executive officers is in the form of equity awards that further align executives' interests with those of stockholders. For most executives, equity incentives constitute the majority of the executive's total compensation opportunity. The Compensation Committee believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to the Company's stock price, and since grants are

generally made on an annual basis and are subject to long-term vesting schedules to help ensure that executives always have significant value tied to long-term stock price performance.

The Board's three standing Committees, all composed entirely of independent directors, are each integral to the control and compliance aspects of risk oversight by the Board and have been delegated responsibility for the oversight of specific risks to Board committees as follows:

- The Audit Committee oversees our risk policies and processes relating to financial statements and financial reporting, as well as investment, capital structure and compliance risks, and guidelines, policies and processes for monitoring and mitigating those risks.
- The Compensation and Management Development Committee oversees risks associated with the Company's compensation plans and the effect the compensation structure may have on business decisions and on the attraction and retention of qualified management.
- The Governance and Board Compositions Committee oversees risks related to the Company's governance structure, the evaluation of individual board members and committees, and certain types of litigation.

Each of these committees meets regularly with management to review, as appropriate, compliance with existing policies and procedures and to discuss changes or improvements that may be required or desirable. Each of the committees meets at least as often as the full Board and frequently when the full Board meets. This ensures that each committee has adequate time for in-depth review and discussion of all matters associated with each committee's area of responsibility. After their meetings, each committee reports to the Board, sometimes without the Chairman and CEO present, for a discussion of issues and findings as well as any Board recommendations of appropriate changes or improvements.

Certain Relationships And Related Person Transactions

Pursuant to the Company's written Standards of Business Conduct, each director and executive officer has an obligation to avoid any activity, agreement, business investment or interest, or other situation that could be construed either as divergent to or in competition with Conexant's interest or as an interference with such person's primary duty to serve the Company. Each director and executive officer is required to complete an annual questionnaire that requires disclosure of any transaction between Conexant and the director or executive officer or any of his or her affiliates or immediate family members. A copy of the Company's Standards of Business Conduct can be accessed on the Company's website at http://ir.conexant.com/governance.cfm.

In addition, our Board has adopted a written Related Person Transactions Policy. The purpose of this policy is to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) the Company was, is or will be a participant, (ii) the aggregate amount involved exceeds $120,000, and (iii) a related person has or will have a material direct or indirect interest. For purposes of the policy, a related person is (i) any person who is, or at any time since the beginning of the last fiscal year was, one of our directors or executive officers or a nominee to become a director, (ii) any person who is known to be the beneficial owner of more than 5% of the Company's common stock, (iii) any immediate family member of any of the foregoing persons, or (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position, or in which all of the related persons, in the aggregate, have a 10% or greater beneficial ownership interest.

Under the policy, once a related person transaction has been identified, the Audit Committee must review the transaction for approval or ratification. In determining whether to approve or ratify a related person transaction, the Audit Committee is to consider all relevant facts and circumstances of the related person transaction available to the Audit Committee. The Audit Committee must approve only those related person transactions that are in, or not inconsistent with, the Company's best interests and the best interests of the Company's stockholders, as the Audit Committee determines in good faith. No member of

the Audit Committee will participate in any consideration of a related person transaction with respect to which that member or any of his or her immediate family is a related person.

Related Person Transactions

Indemnification Agreements

The Company has entered into indemnification agreements with each of its directors and executive officers and with certain other executives. The indemnification agreements require the Company to indemnify these individuals to the fullest extent permitted by Delaware law and to advance expenses incurred by them in connection with any proceeding against them with respect to which they may be entitled to indemnification by the Company. Other than these indemnification agreements, there were no transactions by any of the directors or executive officers in fiscal year 2010 that were required to be reported pursuant to the Standards of Business Conduct Policy or otherwise.

Director Education

The Board encourages its members to participate in continuing education programs on topics that will assist members in better fulfilling their responsibilities. Non-Employee directors will be reimbursed for reasonable education expenses. See "Non-Employee Directors' Compensation" below.

Non-Employee Directors' Compensation

Non-employee directors of Conexant receive a base retainer of $30,000 per year for Board service and an additional retainer for service on committees of the Board: an annual stipend of $15,000 for services as the Lead Independent Director, an annual fee of $7,500 for service as a member of a committee or an annual stipend of $15,000 for service as a committee chairman, except for the chairman of the Audit Committee, who receives $20,000. In addition, each non-employee director receives $1,500 per day for each Board meeting attended in person or by telephone. Each non-employee director also receives $1,000 for each committee meeting attended either in person or by telephone.

All of the directors have stock options, granted under the Directors Stock Plan, which plan was suspended on August 20, 2008.

On February 18, 2010, each non-employee director received a grant of 17,000 Restricted Stock Units ("RSU"s). These units will vest as shares of Conexant common stock after the non-employee director retires from service on the Board of Directors, provided that such retirement occurs more than one year after the date of grant. These RSUs were granted out of the Company's 2010 Equity Incentive Plan. On May 12, 2010, each non-employee director received a grant of 15,000 RSUs. These units will vest as shares of Conexant common stock after the non-employee director retires from service on the Board of Directors, provided that such retirement occurs more than three years after the date of grant. These RSUs were granted out of the Company's 2010 Equity Incentive Plan.

With respect to annual RSU grants from the 2010 Equity Incentive Plan, the Board determined to use a formal methodology to determine the value of such grants. The value of an RSU grant will be a function of the 200-day moving average closing price of the Company's common stock, and the maximum amount of any individual grant will be 25,000 RSUs per year. However, the Board of Directors may in it sole discretion modify this methodology and the maximum amount of any RSU grant. Newly elected non-employee directors will be granted RSUs with a value of $125,000, based on the 200-day moving average closing price of the Company's common stock, up to a maximum of 50,000 RSUs, which would vest upon the non-employee director's retirement from service on the Board of Directors, provided that such retirement occurs more than three years after the date of grant.

In addition, effective June 1, 2010, the Company amended its existing Matching Gift Program so as to provide for a Company match of $2 for each $1 cash donation (by any employee or any non-employee director) up to a total match of $5,000 per fiscal year. The Company also determined that once in every three-year period it will reimburse directors for education expenses related to board governance, service,

and other board education programs. Directors are encouraged to seek reimbursement on a pro-rata basis from all boards on which such Directors serve at the time such expenses are incurred.

Directors are also reimbursed for transportation and other expenses actually incurred in attending Board and Committee meetings.

The table below sets forth the compensation for the Company's non-employee directors for fiscal year 2010. The compensation paid to Mr. Mercer, our Chairman and Chief Executive Officer, as an employee, is presented in the Summary Compensation Table; his compensation for his services as a director is presented in the table immediately below.

Director Compensation for Fiscal Year 2010

Name	Fees Earned or Paid in Cash ($)	Stock Award Grant Values ($)(1)	Option Award Grant Values ($)(2)	All Other Compensation ($)	Total ($)
William E. Bendush	85,000	132,310	—	—	217,310
Steven J. Bilodeau	79,750	132,310	—	—	212,060
F. Craig Farrill	55,000	132,310	—	—	187,310
Balakrishnan S. Iyer	92,000	132,310	—	—	224,310
Matthew E. Massengill	57,750	132,310	—	—	190,060
D. Scott Mercer(3)	—	—	—	—	—
Jerre L. Stead	71,250	132,310	—	—	203,560

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2010 fiscal year for the fair value of restricted stock units (RSUs) granted to each of the directors in the table in fiscal 2009 in accordance with SFAS 123R. Each non-employee director, received 17,000 RSUs on February 18, 2010 and 15,000 RSUs on May 12, 2010. The grant date fair market value of these RSUs for each director determined at the time of grant was $3.12 and $5.03 per share, which were the closing market prices of Conexant Common Stock on the respective dates of grant.

(2) No stock options were granted to the directors in fiscal 2010. Total stock options held by the directors are as follows: Bendush — 4,000, Bilodeau — 16,594, Farrill — 26,739, Iyer — 82,663, Massengill — 4,000, Mercer — 13,934, Stead — 26,739.

(3) Mr. Mercer was a non-employee director from October 2007 to April 14, 2008, when he became an employee and chief executive officer of the Company. Stock and stock option awards he received as an employee are included in the Summary Compensation Table.

Executive Officers

The name, age, office and position held with Conexant, and principal occupations and employment during the past five years of each of the executive officers of the Company are as follows:

D. Scott Mercer, age 59 — See "Information as to Nominees for Directors and Continuing Directors" for Mr. Mercer's biographical information.

Sailesh Chittipeddi, age 48 — Mr. Chittipeddi has served as president and chief operating officer of Conexant since November 18, 2010. He was co-president since June 2009. He served as executive vice president, global operations and chief technology officer of Conexant from April 2008 to June 2009. From June 2006 to April 2008, he served as senior vice president of global operations. From 2001 to 2006, he served as a director in the global operations organization at Agere Systems, Inc. (semiconductors and related devices).

Christian Scherp, age 45 — Mr. Scherp has served as executive vice president, global sales, of Conexant since November 18, 2010. He was co-president from June 2009 through November 2010. From April 2008 to June 2009, he was president of the Company. From June 2005 to April 2008, he was senior vice president of worldwide sales. From May 2004 to June 2005, Mr. Scherp was the vice president and general manager of the wireless/wireline communications group at Infineon Technologies of North America (semiconductors and related devices).

Jean Hu, age 47 — Ms. Hu has served as chief financial officer, treasurer and senior vice president, business development, of Conexant since June 2009. From December 2008 to June 2009, she served as chief financial officer and senior vice president, business development. From February 2006 to December 2008, she served as senior vice president, strategy and business development. From February 2004 to February 2006, she served as vice president, strategy and business development.

Mark D. Peterson, age 48 — Mr. Peterson has served as senior vice president, chief legal officer, and secretary of Conexant since March 2008. From August 2007 to March 2008 he served as senior vice president, general counsel, and secretary of Targus Group International, Inc. (mobile computing accessories). From October 1997 to August 2007, he served in various senior roles, including senior vice president, general counsel, and secretary at Meade Instruments Corp. (consumer and industrial optical instruments and equipment).

Report of the Audit Committee

The Audit Committee has furnished the following report on Audit Committee matters:

The Audit Committee operates under a written charter adopted by the Board of Directors. It is available on the Company's website at *http://ir.conexant.com/governance.cfm*. The charter was last amended effective on May 12, 2010. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. The Audit Committee consists entirely of independent directors, as defined under applicable rules of The NASDAQ Stock Market and the SEC, and each member is an "audit committee financial expert" as defined by SEC rules.

The Audit Committee has reviewed and discussed the written disclosures and letter from Deloitte & Touche LLP ("Deloitte & Touche"), the Company's independent registered public accountants, as required by the Public Company Accounting Oversight Board regarding the independent registered public accountants' communications with the Audit Committee concerning independence, and discussed with Deloitte & Touche its independence from Conexant. Non-audit services provided by Deloitte & Touche were considered in evaluating its independence. Based upon this review and the representations by the independent auditors, the Audit Committee satisfied itself as to the independence of Deloitte & Touche.

The Audit Committee also reviewed and discussed with Deloitte & Touche the matters required to be discussed pursuant to pursuant to the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T and the results of the examination of the Company's consolidated financial statements for fiscal year 2010. The Audit Committee also reviewed and discussed the results of internal audit examinations and reviewed and discussed the audited financial statements with management. Based on the reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal year 2010.

The Audit Committee also reviewed and discussed management's report on its assessment of the effectiveness of internal control over financial reporting as of October 1, 2010 and the report from Deloitte & Touche on the effectiveness of the Company's internal control over financial reporting as of October 1, 2010. Based upon the reviews and discussions with management, the Company's internal auditors and Deloitte & Touche, the Audit Committee approved the inclusion of management's report on its assessment of the effectiveness of internal control over financial reporting and the report from Deloitte & Touche as of October 1, 2010 in the Company's Annual Report on Form 10-K for fiscal year 2010.

The Audit Committee has selected Deloitte & Touche as the independent registered public accounting firm for fiscal year 2011. The Board is recommending that stockholders ratify this selection at the Annual Meeting.

Audit Committee

William E. Bendush, Chairman
Steven J. Bilodeau
Balakrishnan S. Iyer

Compensation Discussion and Analysis

The following discusses the material elements of the compensation programs for the Company's principal executive officer, principal financial officer and other executive officers identified in the Summary Compensation Table in this proxy statement (collectively the "named executive officers" or "NEOs"). The information presented includes a discussion of the overall objectives of the Company's compensation programs and each element of compensation provided to the named executive officers. As of the end of fiscal year 2010, the named executive officers are D. Scott Mercer, chairman of the board and chief executive officer; Christian Scherp, president; Sailesh Chittipeddi, president; Jean Hu, chief financial officer, treasurer and senior vice president, business development; and Mark D. Peterson, senior vice president, chief legal officer and secretary.

The Compensation and Management Development Committee

The Compensation Committee evaluates and approves the Company's compensation programs and policies applicable to the named executive officers, including determining all components of compensation to be paid to the named executive officers and administering the Company's stock plans (including reviewing and approving equity grants to executive officers), and also periodically reviews the compensation of other senior executive officers who have significant managerial responsibility. The Compensation Committee also assists the Board of Directors in developing and evaluating executive positions and overseeing executive performance and succession. A more detailed description of the Compensation Committee's composition, function, duties and responsibilities is set forth in this proxy statement under "Board Committees and Meetings".

Guiding Principles and Compensation Objectives

The Company believes that executive compensation should be based on a "pay-for-performance" philosophy that rewards executives for performance and focuses management on critical short-term and long-term objectives. The Company's compensation programs are intended to link a substantial portion of each executive's total compensation opportunity to individual performance, business unit performance (where applicable), the Company's overall business and financial performance and increases in stockholder value. The Company believes that this type of performance-based compensation is appropriate for the Company's business and industry and provides the flexibility necessary to achieve the primary objective of attracting, motivating and retaining key talent for the Company's senior management, other executive officers and employees generally while protecting the interests of our stockholders.

The Company seeks to provide executive compensation that is competitive in its industry in order to attract, motivate and retain quality talent. The mix of compensation is designed to reward recent results and motivate long-term performance. A key objective of the Company's compensation programs is to achieve sustained year-over-year performance by requiring that executive officers and other key members of senior management have a significant portion of their compensation tied to stockholder value. At the senior executive level, this is done by providing an equity stake in the Company, which serves as a material attraction for new management talent and ties their performance directly to stockholder performance. Equity awards are used as an incentive to retain key employees and as an inducement for the hiring of new executives. There are many factors, both internal to the Company and external in the marketplace, which are considered when designing and implementing the Company's compensation programs. The Compensation Committee's judgment in making its decisions is a critical part of the program and helps give us flexibility in designing incentives to attract qualified executives in the current employment market.

Role of Compensation Consultant

In an effort to strengthen governance practices in the area of compensation and assist with compliance of evolving compensation practices during this fiscal year, the Compensation Committee

retained Frederic W. Cook & Co. ("FWC") as its independent compensation consultant. FWC's role in supporting the committee is to bring expertise, experience, independence and objectivity to the Company's deliberations with regard to compensation issues presented as requested by the committee. FWC provides market intelligence on compensation trends along with general views and specific advice on compensation programs and practices of the Company. During fiscal 2010, FWC reviewed and advised the Company and committee on several topics in fiscal 2010 including, the CEO's pay-for-performance disclosure, the perquisite program for named executive officers, the named executive officer agreements and this proxy statement. The committee retains the right to hire and independently direct the work of its independent compensation consultant in its sole discretion. FWC will not provide any other services to the Company without the approval of the committee.

Also during fiscal 2010, the Company, discussed with Semler Brossy Consulting Group, LLC ("Semler Brossy") the design of programs that affect director compensation. Semler Brossy is directed by the Company's human resources department and management and provided analysis which is provided to the Compensation Committee for their review and consideration regarding director compensation. Except for the foregoing, the Company did not receive any other services from Semler Brossy in fiscal year 2010.

Determining Compensation Levels

Our chairman and chief executive officer and the senior vice president, human resources, provide information and context to assist the Compensation Committee in reaching compensation and development decisions with respect to the named executive officers other than the chairman and chief executive officer. The Compensation Committee periodically meets in executive session, as it deems appropriate and without management, to discuss and determine the compensation and performance of the chairman and chief executive officer. The chairman and chief executive officer is not present during deliberation on his compensation and does not participate in the Compensation Committee's decision on setting his pay levels. The other named executive officers do not play a role in their own compensation determination, other than discussing individual performance objectives with the chairman and chief executive officer.

Based on the Compensation Committee's assessment of (1) data from industry peers and national surveys, (2) the report of its independent compensation consultant and (3) performance judgments as to the past and expected future contributions of individual executive officers, the Compensation Committee establishes base salaries, short-term annual incentives and long-term incentives for each named executive officer. For each individual named executive officer, each component of compensation is generally intended to be near the median of the competitive data for comparable positions at similar companies. However, the Compensation Committee does not establish compensation at particular levels with respect to market data and may use its discretion to set any one or more of the components of compensation at levels higher or lower than the median depending on its assessment of an individual executive's role, responsibilities and performance, internal pay equity within the Company and the Company's need to attract qualified individuals from the external market. While there is no specific formula used to establish executive compensation, the Compensation Committee considers the total compensation (earned or potentially available) of the executive officers in establishing each component of compensation.

Use of External Survey Data

In establishing compensation levels for executive officers, the Compensation Committee considers executive compensation levels of U.S.-based semiconductor and other high technology companies, including companies of similar size, scope, competitors for talent and industry, to the Company. For fiscal 2010, the Compensation Committee used the proprietary Radford High Tech survey database which provides data specific to the high technology and semiconductor industry compensation practices to review pay levels for the named executive officers as well as for other select executives being reviewed by the Compensation Committee. The Radford survey data includes more than 90 High Tech semiconductor companies and allows the compensation data to be sorted and grouped by revenue for comparison

purposes. Also the list of comparable semiconductor companies has been established for comparison purposes. The Compensation Committee established the group in fiscal 2009 based on semiconductor companies of similar revenue size, competitors for talent, competitors for customers and market capitalization. No companies have been added or removed since the group was established last fiscal year.

Atheros Communications, Inc.	PMC-Sierra, Inc.
Cirrus Logic, Inc.	RF Micro Devices, Inc.
DSP Group, Inc.	Silicon Image, Inc.
Integrated Device Technologies, Inc.	Silicon Laboratories, Inc.
Intersil Corporation	Silicon Storage Technology, Inc.
Microsemi Corporation	Skyworks Solutions, Inc.
Mindspeed Technologies, Inc.	Standard Microsystems Corporation
OmniVision Technologies, Inc.	Zoran Corporation

While market survey data is a reference point for decisions on compensation, the Company also relies on the recommendations of management and the judgment of the Compensation Committee, as well as outside consultants as requested, regarding appropriate pay levels for the Company's executive officers. As outlined below with respect to specific elements of compensation, other factors which may be considered when determining specific pay, primarily consisting of, internal pay equity, achievement of business objectives and performance over the prior year, size and scope of current and future responsibilities, long-term potential to enhance stockholder value, individual pay history, and organizational leadership.

Elements of Compensation during Fiscal 2010

Base Salary

Base salary is intended to provide named executive officers with a reasonable and necessary competitive fixed compensation required to attract and retain their services. The Compensation Committee reviews the base salaries of each of the Company's named executive officers periodically, in the context of individual and Company performance, market survey data, the Company's overall ability to pay, internal equity, contractual arrangements, the experience level and contribution of the executive to the Company, and other factors.

In September 2010, as a result of his role in the recent restructuring of the Company's debt and the financial and operational performance of the Company and its assessment of his performance throughout the year, the Compensation Committee awarded Mr. Mercer a base salary increase of $100,000 resulting in a salary rate of $650,000. During the fiscal year the Compensation Committee also reviewed the salaries of the other named executive officers, and no changes were made. The annual base salary rates for the named executive officers as in effect at fiscal year-end 2010 were as follows:

Name	Annual Base Salary
D. Scott Mercer	$650,000
Sailesh Chittipeddi	$375,000
Christian Scherp	$375,000
Jean Hu	$350,000
Mark D. Peterson	$312,500

See also "Subsequent Board and Committee Actions" for changes to Mr. Chittipeddi's compensation after the end of the fiscal year.

Short-Term Incentive Compensation

The short-term incentive compensation awards provide alignment of the achievement of key quantitative or qualitative objectives achieved by named executive officers during the year to incentive cash payouts, as determined and approved by the Compensation Committee. In October 2009, the Compensation Committee adopted the Company's fiscal 2010 annual bonus plan named the 2010 Management Incentive Plan ("2010 Plan"). The 2010 Plan serves as a framework under which target bonuses were established for the named executive officers. The 2010 Plan is a discretionary plan. The Compensation Committee reviewed the achievement of core operating income to determine the general performance level for the period. For purposes of measuring core operating income for the 2010 Plan, the core gross profit less core operating expenses including the payout made under the Employee Incentive Plan ("EIP"), but excluding the awards under the 2010 Plan. The Compensation Committee believes that the attainment of core operating income levels provides the appropriate measure for funding the 2010 Plan because it measures both the growth and operational effectiveness of the Company performance and management team effectiveness. For the named executive officers, the Compensation Committee also takes into consideration individual performance, the Company's overall performance and its subjective discretion. Also, to more effectively measure our financial goals and focus management on the near term performance, the plan was designed as two (2) six-month halves (as opposed to an annual performance period and payout). Under the 2010 Plan, the Compensation Committee, in its sole discretion, has the authority to increase or decrease individual awards from the target levels. No named executive officers had a guaranteed award under this plan.

In October 2009, the bonus targets for Mr. Mercer, Mr. Scherp, Mr. Chittipeddi, Ms. Hu and Mr. Peterson were set by the Compensation Committee and were consistent with the levels established for each executive in recent years. The Compensation Committee reviewed the targeted amounts versus industry survey data, prior year levels and internal equity as a part of the establishment of these 2010 target bonuses. The annual target bonuses (as a percentage of each named executive officer's base salary) for the named executive officers for fiscal 2010 are as follows:

Name	Target Bonus for FY2010
D. Scott Mercer	100%
Sailesh Chittipeddi	80%
Christian Scherp	80%
Jean Hu	70%
Mark D. Peterson	60%

As described above, bonuses under the 2010 Plan are determined by the Compensation Committee in its discretion. In May of 2010, the Compensation Committee reviewed the Company's first half core operating income performance, which was significantly above our plan for the first half. The Company achieved a core operating income of $29.3M which was approximately 42% above the targeted level for the first half of 2010. Based on this achievement the Compensation Committee determined a payout of 125% of the first half target bonus for the named executive officers. However, based on the outstanding overall Company performance and their roles in restructuring of the debt of the Company, Mr. Mercer and Ms. Hu received bonus payouts of 145% and 147% of target bonus for the first half performance. As a result, named executive officers received the following payouts under the 2010 Plan for the first half performance:

Name	FY2010 Plan– First Half Target Bonus	FY2010 Plan– First Half Payout	FY2010 Plan– Payout as a % of Target Bonus
D. Scott Mercer	$275,000	$400,000	145%
Sailesh Chittipeddi	150,000	187,500	125%
Christian Scherp	150,000	187,500	125%
Jean Hu	122,500	180,000	147%
Mark D. Peterson	93,750	117,188	125%

In November of 2010, the Compensation Committee reviewed and made payouts under the second half of the 2010 Plan. During the second half of the 2010 Plan, core operating income was below the targeted levels. The Company achieved a core operating income of $23.4M which was approximately 11% below the targeted level for the second half of 2010. Based on this outcome the Compensation Committee determined a payout of 13% of the second half target bonus for the named executive officers. Various adjustments were made by the Compensation Committee based on individual and business function performance for the period. As a result named executive officers received the following payouts under the 2010 Plan for the second half performance:

Name	FY2010 Plan– Second Half Target Bonus	FY2010 Plan– Second Half Payout	FY2010 Plan– Payout as a % of Target Bonus
D. Scott Mercer	$325,000	$50,000	15.4%
Sailesh Chittipeddi	150,000	27,000	18.0%
Christian Scherp	150,000	10,000	6.7%
Jean Hu	122,500	20,000	16.3%
Mark D. Peterson	93,750	16,000	17.1%

At this time, the Compensation Committee also completed the annual performance review process regarding the fiscal 2010 performance of the chairman and chief executive officer. The Compensation Committee evaluated Mr. Mercer's performance in a variety of areas including the overall vision, direction, strategy and operational plans implemented, leadership and effectiveness of his management, relationships with stakeholders of the Company, and the major achievement in 2010 of restructuring the Company's long-term debt. This review is not formula driven ,it is intended to provide an overall review of his performance as a general guideline in reviewing his pay versus his performance. The Compensation Committee believes that the bonus payments made to Mr. Mercer under the 2010 Plan are consistent with the performance review conducted and accurately reflect his and the management team's outstanding achievement in the first half to meet and exceed the Company's expectations on core operating income as well as the restructuring of the debt, and is also consistent with the weakness in the second half performance which is also reflected across the performance of the semiconductor industry as a whole. The chart below summarizes the payouts for the named executive officers under the 2010 Plan for each half and for the year.

Name	FY2010 Plan– First Half Payout	FY2010 Plan– Second Half Payout	FY2010 Plan– Total
D. Scott Mercer	$400,000	$50,000	$450,000
Sailesh Chittipeddi	187,500	27,000	214,500
Christian Scherp	187,500	10,000	197,500
Jean Hu	180,000	20,000	200,000
Mark D. Peterson	117,188	16,000	133,188

The following describes other cash bonuses, not paid under the 2010 Plan, that were awarded to named executive officers during fiscal year 2010. Several of the cash-based awards outlined below were made as a result of fiscal 2009 performance and the resulting payments are being reflected in fiscal 2010 compensation.

On November 11, 2009, the Compensation Committee awarded Mr. Chittipeddi a cash retention award in the amount of $100,000 in recognition of his operational efforts on the Broadband Access business unit sale, the committee's determination that the Company's recent performance on margin percentage and inventory turns had been outstanding, and to encourage his continued performance in these areas over the next year as the operations and execution leader of the Company. Earning the award was contingent upon Mr. Chittipeddi's remaining continuously employed with the Company or one of its subsidiaries through November 11, 2010.

Each of the named executive officers other than Mr. Mercer also received a discretionary bonus in fiscal 2010 under the Company's Refresh & Renew program. The program is designed to recognize

specific individual or team accomplishments that include an extensive commitment of time over an extended period. Conexant will reimburse the employee for actual vacation expenses incurred during the employee's time off and pay the associated taxes related to the payment. The intent of the payment is to encourage employees that dedicate significant time and energy to the Company, to be able to enjoy their time off and return to work more engaged, energized and focused. This is a broad-based recognition program available to all employees. Beginning in fiscal year 2011, no new Refresh and Renew awards will be provided to named executive officers.

Long-Term Incentive Compensation

The Company has a long-term incentive program that we believe provides a direct link between employee incentives and the creation of additional stockholder value. The Company believes long-term incentive grants for executive officers and key employees are an important element of compensation in the semiconductor industry.

Historically, long-term incentive compensation has been delivered through the grant of stock options (and in certain cases, restricted stock units or performance shares) to executive officers and most employees. In recent years, the Company's equity awards to executive officers and other employees have been in the form of RSUs. We believe that these RSU awards are effective in both retaining executives and providing performance incentives because the awards link the recipient's interests with those of our stockholders, since the ultimate value of the awards is dependent upon stock price.

The Compensation Committee reviews and approves all material aspects of the long-term incentive awards for named executive officers— who receives an award, the amount of the award, the grant price of the award, the timing of the awards as well as any other aspect of the award it may deem material, taking into account such factors as it deems appropriate in the circumstances and subject to the terms of the applicable stock plan. In addition to competitive market data, the Compensation Committee generally considers the number of shares of Conexant common stock outstanding, the amount of equity incentives currently outstanding and the number of shares available for future grant under the stock plans in order to balance the intended incentives with the dilution that results from grants of equity interests. Individual executive stock awards may be based on many individual factors such as relative job scope and contributions made and the number of shares held by the executive officer. The Compensation Committee's policy is to grant equity awards to incent future performance or recognize and retain employees on an as-needed basis. The Compensation Committee also takes into consideration dilution and shares available to grant when making the determination on the timing of grants.

During fiscal year 2009, the Company was in the midst of the global economic downturn, the divestiture of a second business unit within two years, significant operating expense reductions and working to improve the capital structure and financial performance. As a result, management and the Compensation Committee agreed that it would be appropriate not to provide a broad-based equity award to executives and other employees during this time of transition. Providing a long-term incentive to participants who were unlikely to continue their employment with the ongoing Company was not thought to be appropriate or a prudent use of equity. Therefore, long-term incentive awards for fiscal 2009 performance were delayed until late calendar year 2009 and actually were granted in early fiscal 2010, so they are shown in the fiscal 2010 portion of the "Summary Compensation Table — Fiscal Years 2010, 2009 and 2008", although they were granted for 2009 performance. Many of the named executive officers had not received a grant for 18 months due to this delay. In addition, the Compensation Committee made several other grants in fiscal 2010 to the named executives for 2010 performance which are also shown in the 2010 Summary Compensation Table. Under SEC rules, both the equity awards granted based on performance in fiscal 2009 and the equity awards granted based on performance in fiscal 2010 are reported in the "Summary Compensation Table — Fiscal Years 2010, 2009 and 2008" below as compensation for fiscal 2010 as each of these awards was actually granted during fiscal 2010.

The following describes grants highlighted in the "Summary Compensation Table — Fiscal Years 2010, 2009 and 2008" and the "Grants of Plan-Based Awards Table — Fiscal Year 2010." On October 29,

2009, the Compensation Committee approved a one-time grant of RSUs to the named executive officers for their fiscal 2009 performance. Mr. Mercer received 425,000 RSUs; Messrs. Chittipeddi and Scherp, the co-presidents, each received 200,000 RSUs; Ms. Hu received 175,000 RSUs; and, Mr. Peterson received 125,000 RSUs. The RSUs granted to Messrs. Mercer, Chittipeddi and Scherp will vest on November 2, 2011; half of the RSUs granted to Ms. Hu and Mr. Peterson vested on November 2, 2010 and the remainder will vest on November 2, 2011. The grant was made on November 2, 2009 from the 2000 Non-Qualified Stock Plan. The intent of the grant was to help to retain the management team expected to be a part of the ongoing Company using unvested Company shares that also align their long-term compensation with the interests of stockholders. It was also important to the Compensation Committee that these awards had meaningful award values and timeframes associated with the grants that would create retentive value linked to share price. The equity award value for each participant was determined by considering the overall equity usage and dilution to the Company, reviewing survey data for each named executive officer position, individual performance and considering internal equity and the impact of the executive's role on stockholder value.

For fiscal 2010 performance, the Company granted the following awards from the stockholder approved 2010 Equity Incentive Plan.

On May 12, 2010, the Compensation Committee approved a grant of 300,000 RSUs for Mr. Mercer. The award was made by the Compensation Committee based on its subjective assessment of Mr. Mercer's performance and contribution in the Company's achievement of operating results, the restructuring the Company's balance sheet, and the refinancing of its outstanding debt. Accordingly, this RSU grant aligns his pay level with his strong performance. This grant of RSUs is subject to a three (3) year cliff vesting schedule, which serves as both a retention and an incentive award that is aligned with the growth of stockholder value.

The Compensation Committee granted to Mr. Scherp, Mr. Chittipeddi, and Ms. Hu, the following equity awards: 100,000 RSUs, 100,000 RSUs, and 75,000 RSUs on August 10, 2010, respectively. Mr. Scherp, Mr. Chittipeddi, and Ms. Hu also received 150,000 RSUs, 150,000 RSUs, and 100,000 RSUs on September 24, 2010, respectively. Also, on September 24, 2010, the Compensation Committee approved a grant of 75,000 RSUs to Mr. Peterson. Each of these grants is subject to a two (2) year cliff vesting schedule, which serves as both a retention and an incentive award that is aligned with the growth of stockholder value. The award value was determined by the Compensation Committee based on its subjective assessment of the need to retain these key executives with the award values based on meaningful values in relationship to their base salaries and in consideration of their roles and levels in the organization.

Perquisites

During fiscal 2010, the Company provided limited perquisites to senior management, including the named executive officers. One of the perquisites is the annual physical exam reimbursement program. The Company believes it is important to encourage the senior executive team to remain focused on their year-over-year health by annually reimbursing executives for completing their physical exam. In addition, it is in the Company's best interests and those of the stockholders to have a healthy, fully functioning and active executive team. In January of 2010, the Company implemented the reimbursement of tax planning services of up to $1,000 per year for senior management including the named executive officers. The intent of the perquisite is to allow management to remain focused on Conexant business, while complying with their personal tax filing responsibilities.

On September 24, 2010, the Compensation Committee reviewed the executive perquisite program for the named executive officers and made several changes which are designed to streamline the Company's executive perquisites. Beginning January 1, 2011, the perquisite program for the members of senior management, including the named executive officers, will consist of an annual payment of $10,000 (less applicable withholding taxes) to be included in the first paycheck of the calendar year, which payment will not be tied to any specific usage or perquisite and which payment the Compensation Committee may

determine to modify or eliminate at any time solely within its discretion. The practice of reimbursing for perquisites expenses will be discontinued once the new perquisite allowance approach begins. The Compensation Committee decided to continue the perquisites in this manner, rather than adding it to salary, and thereby not increasing bonus payouts, cost of severance, or other elements of pay.

The Compensation Committee also reviewed the Company's practice of having open-ended living and transportation allowances for Mr. Mercer and Mr. Scherp as a result of their primary residences being outside of Southern California. In fiscal year 2010 Mr. Mercer received an allowance of $10,000 per month and Mr. Scherp, one of the Company's presidents, received $7,500 per month. The Compensation Committee and the Company believe that it would not have been able to gain and retain the services of these two executives if relocation had been a condition of employment. The allowance was established to serve as a replacement for the relocation for these executives which the Company anticipated may have been more costly and potentially disruptive to the Company's business and the executives' personal lives. The Compensation Committee believes that Mr. Mercer's presence in Newport Beach, as chairman and chief executive officer, is vital to the Company. As a result of the review, the Compensation Committee approved elimination of Mr. Mercer's living and transportation allowance effective December 31, 2011. Mr. Mercer has agreed to this change and continues to work from our corporate offices in Newport Beach, California. Mr. Scherp's current responsibilities require him to travel extensively and do not require him to live or have a principal office in Newport Beach. Accordingly, the Compensation Committee approved elimination of his living and transportation allowance effective December 31, 2010, at which time his office location will no longer be in Newport Beach.

CEO Pay-for-Performance Analysis

Over fiscal 2010, the Compensation Committee has reviewed the Company's financial performance, total shareholder return and the achievement of Mr. Mercer's qualitative strategic objectives for the year. The Compensation Committee takes into consideration all of these areas of performance when making its subjective pay decisions for Mr. Mercer, chairman and chief executive officer, however, based on timing of stock awards displayed in the "Summary Compensation Table — Fiscal Years 2010, 2009, and 2008" we believe Mr. Mercer's year-over-year compensation increase in fiscal 2010 compared to fiscal 2009 as shown in the Summary Compensation Table does not appropriately reflect his compensation for those years. Mr. Mercer was hired in April of 2008 and subsequently, the Company made several divestitures to improve the balance sheet and debt structure. In August of 2009, the Company was completing the divestiture of the Broadband Access business; and, in an effort to focus the fiscal 2009 RSU grant on employees who would be part of the ongoing business concern, the Company delayed the fiscal 2009 grant for all eligible employees, including the named executive officers, until November 2, 2009, which was actually in the Company's fiscal 2010. The Compensation Committee awarded Mr. Mercer 425,000 restricted stock units for his work during fiscal 2009, which was the first grant since his new hire grant. Although this grant of 425,000 restricted stock units is shown as part of fiscal 2010 compensation as required by SEC rules, the Compensation Committee believes the disclosure does not reflect the intent of the award or the alignment of Mr. Mercer's pay to the performance period for which the award should be matched. The two charts below illustrate the intended alignment of Mr. Mercer's pay with his November 2, 2009 restricted stock unit grant reallocated to fiscal year 2009 versus the Summary Compensation Table required by SEC rules. (Note that the only differences in the two charts below are in the "Stock Awards" and "Total" columns.)

Summary Compensation Table — Per SEC Proxy Rules

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
D. Scott Mercer	2010	553,846	—	2,121,750(1)	—	450,000	122,233	3,247,829(2)
Chairman of the board and	2009	550,000	250,000	—	—	300,000	122,322	1,222,322
chief executive officer	2008	253,846	—	1,060,000	—	300,000	126,444	1,740,290

(1) Awards include 425,000 RSUs at a grant price of $2.79 on November 2, 2009 and 300,000 RSUs at a grant price of $3.12 on May 12, 2010. The value at grant of 425,000 RSUs at $2.79 is $1,185,750 and the value at grant of 300,000 RSUs at $3.12 is $936,000, for a total equity value of $2,121,750 in fiscal 2010.

(2) As disclosed per SEC Proxy Rules, Mr. Mercer's total compensation, which includes two equity awards for fiscal 2010, is greater than the fiscal 2009 total, which does not include an equity award.

Summary Compensation Table — With the Nov. 2, 2009 RSU Grant Allocated to Fiscal 2009

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
D. Scott Mercer	2010	553,846	—	936,000(1)	—	450,000	122,233	2,062,079(2)
Chairman of the board and	2009	550,000	250,000	1,185,750(3)	—	300,000	122,322	2,408,072
chief executive officer	2008	253,846	—	1,060,000	—	300,000	126,444	1,740,290

(1) Represents an award of 300,000 RSUs at a grant price of $3.12 on May 12, 2010. The value at grant of 300,000 RSUs at $3.12 is $936,000.

(2) With the allocation of Mr. Mercer's November 2, 2009 grant to fiscal 2009 pay, his total compensation for fiscal 2010 is $2,062,079, which is $345,993 or about 14% less than the fiscal 2009 total.

(3) Represents an award of 425,000 RSUs at a grant price of $2.79 on November 2, 2009. The value at grant of 425,000 RSUs at $2.79 is $1,185,750. This award was granted for 2009 performance and the chart allocates the grant to fiscal year 2009 compensation.

As required by SEC rules, the first chart above shows Mr. Mercer's fiscal 2010 total compensation as $3,247,829 with two grants during the fiscal year versus fiscal 2009 which shows total compensation as $1,222,322 with no grant during the fiscal year. Under this chart it would appear Mr. Mercer's total compensation increased significantly from fiscal 2009 to fiscal 2010. However, as shown in the second chart, if the grants made in fiscal 2010 are allocated to the performance years for which they were earned (425,000 restricted stock units valued at $1,185,750 allocated to fiscal 2009 and 300,000 restricted stock units valued at $936,000 allocated to fiscal 2010), Mr. Mercer's total compensation actually goes down from fiscal 2009 to fiscal 2010. Mr. Mercer received RSU awards of 425,000 RSUs at a grant price of $2.79 on November 2, 2009 with a value of $1,185,750 and 300,000 RSUs at a grant price of $3.12 on May 12, 2010 with a value of $936,000.

The Compensation Committee believes reallocating the restricted stock unit grants to the year in which they were earned, best reflects the intended awards earned by Mr. Mercer and accurately reflects the alignment of pay to performance and to stockholder value over the past two years.

Severance and Change of Control Benefits

Severance and change of control benefits are designed to facilitate the Company's ability to attract and retain executives as it competes for talented employees in a marketplace where such protections are commonly offered. The rationale for the benefits in the named executive officers' employment agreements are intended to encourage employees to remain focused on our business in the event of potential or actual fundamental corporate changes. These benefits consist of continued base salary payments and certain health and welfare benefits, acceleration of the vesting of outstanding equity-based awards, such as options and RSUs, extension of post-termination exercise periods for options and, in certain cases, tax gross-ups for certain excise taxes. Only Mr. Mercer is protected by the gross-up for excise taxes and no gross-up for excise taxes has been included in a new or materially amended agreement with any other named executive officer in fiscal 2010 and as illustrated in the "Estimated Potential Payments upon Separation — Fiscal Year 2010" table.

The employment agreements with the named executive officers provide severance payments and other benefits in an amount the Company believes is appropriate, taking into account the time it is expected to take a separated employee to find another job. The payments and other benefits are provided because

the Company considers a separation to be a Company-initiated termination of employment that under different circumstances would not have occurred and which is beyond the control of a separated employee. The Company also benefits by requiring a general release from separated employees. In addition, the Company has included post-termination non-compete and non-solicitation covenants in named executive officer employment agreements.

In April of 2008, the Company entered into an employment agreement with Mr. Mercer who had previously served as a member of the Company's Board of Directors since 2003. The Board and the Compensation Committee reviewed and discussed the compensation elements of Mr. Mercer's compensation package, acknowledging that he was taking over at a difficult time, when it was believed it would have been extremely difficult to find a chief executive officer candidate with his background, experience and qualifications. Mr. Mercer's agreement was formulated to protect him with certain severance benefits in the event the Company separated him from his added role as chief executive officer in the event of a "good reason" as defined in his agreement or a termination other than for cause. In the event Mr. Mercer voluntarily leaves his role as chief executive officer, he is not entitled to severance benefits or vesting of his stock awards and his continued service on the board would be decided by the full board and Mr. Mercer's desire to continue his role on the board. In the event of a change in control, Mr. Mercer would only be eligible for severance benefits following a termination of service as outlined in his agreement, also known as a "double trigger." His stock awards vest as outlined in his agreement. In the event Mr. Mercer were terminated for cause he would not be eligible for separation benefits or stock vesting and the Board could elect to remove him from board service at that time. The Compensation Committee believes that Mr. Mercer's agreement fairly represents and balances the interests of Mr. Mercer who elected to accept the role of chief executive officer in addition to his responsibilities on the Board, and the payment of severance benefits in the event the Company elects to end his employment.

With the Company's need to create stability in the chief executive officer role and make it attractive for Mr. Mercer to accept the role, the Compensation Committee provided Mr. Mercer a guaranteed minimum of 50% of his bonus target in fiscal years 2008 and 2009. This was in lieu of any sign on bonus and it was thought that providing 50% of a bonus each year over two years was more retentive and encouraged stability in the role at no more cost to the Company than a one year bonus guarantee. Note that for fiscal years 2008 and 2009 the Compensation Committee awarded Mr. Mercer a bonus which was $50,000 greater than his guarantee as a result of his strong performance. This was the final payment of Mr. Mercer's guarantee which has now ended. Following the employment agreement with Mr. Mercer in 2008, no other multi-year guaranteed bonus agreements have been made to named executive officers of the Company.

Also as a part of Mr. Mercer's employment agreement, the Company provided for excise tax gross-up following a change in control. At the time of Mr. Mercer's employment he was not serving as an employee of the Company, but was being paid compensation as a non-employee Board member. Because of this, Mr. Mercer's "base amount", which is the average W-2 compensation (and 1099 compensation for Board members) over five years preceding the year in which a change in control occurs and the basis for calculating whether the excise tax is payable, was expected to be low for a number of years. As a result, the Compensation Committee determined that the excise tax gross-up provision was appropriate for Mr. Mercer, in light of his artificially low personal threshold before excise taxes were owed that resulted from mixing non-employee Board member pay with senior officer compensation levels. Once Mr. Mercer's tenure reaches five (5) years with the Company there becomes a lesser chance that a change in control would trigger an excise tax as his "base amount" will be based on five (5) years of earnings as chief executive officer. The Compensation Committee will continue to review employment and severance agreements and change in control benefits based on need and individual situation. As a part of the future review of agreements, on February 8, 2010, the Compensation Committee determined that, effective immediately; it will not enter into any new or materially amended agreements with its named executive officers providing for (i) excise tax gross-up provisions with respect to payments contingent upon a change in control, or (ii) multiyear guaranteed bonus payments.

In September 2010, the Compensation Committee approved non-material amendments to the employment agreements with Messrs. Mercer and Scherp to document the end dates of their

respective living and transportation allowances. No other amendments were made. See the descriptions of the individual employment agreements with the named executive officers under "Employment and Separation Agreements" for additional information.

Retirement Benefits

Conexant does not sponsor a defined benefit pension plan for any U.S. employee. For all U.S. employees, including the named executive officers, the Company provides a 401(k) Retirement Savings Plan with Company matching contributions as the only tax-qualified retirement plan. The 401(k) provides a basic benefit for employees and named executive officers to save money on a pretax basis for retirement. Without this benefit the Company believes it would have a disadvantage in attempting to attract and retain named executive officers and the broader based employee population. During difficult financial circumstances facing the Company in 2009, the Company suspended the Company match which was 4% of base salary for each 6% of an employee's contribution up to the statutory tax-qualified plan limits. As Company performance improved, in early 2010 the Company reinstated the Company match for most employees; with an employee contribution of 6%, the plan will provide a maximum Company match of 2% of base salary up to the statutory tax-qualified plan limits. The Company's named executive officers and certain members of management are eligible to participate in the Company's retirement programs; however, these individuals are not eligible for the Company match in the program. The intent of reinstating the Company match is to encourage retirement savings, which is a competitive part of benefits provided in the semiconductor industry. The Company believes it was more important to exclude management from participation and create a more meaningful benefit for the majority of employees, then including the management in the Company match and having a lesser benefit provided to all eligible employees. The Company also believes that management, including the named executive officers, has a greater ability (versus the broader population) to fund retirement through other compensation vehicles including equity award participation. The Company will continue to review the design and Company match contribution based on competitiveness, the need to attract employees at all levels and the Company's ability to fund the program.

Subsequent Board and Committee Actions

On November 18, 2010, the Compensation and Management Development Committee (the "Committee") adopted the Management Incentive Plan ("MIP"), an annual cash bonus program, for the fiscal year ending September 30, 2011. All Named Executive Officers are eligible to participate in the MIP as well as such other employees as determined by the Chief Executive Officer. Each eligible employee, including the Named Executive Officers, is eligible to receive an annual bonus award based upon the employee's bonus target, the employee's performance during fiscal 2011, and the size of an incentive pool that the Committee approves for the payment of bonuses. Semiannually, the Committee, in its sole discretion, will determine the size of the incentive pool. In exercising its discretion to determine the size of the incentive pool, if any, the Committee will consider all circumstances then existing that it deems relevant, including, but not limited to, the achievement of certain fiscal 2011 core operating profit goals, market conditions, forecasts and anticipated expenses to be incurred or payable during fiscal 2011. The Committee, in its sole discretion, may increase or decrease individual awards from the target levels, based on individual performance and available incentive pool.

Also, effective November 18, 2010, the Board of Directors appointed Sailesh Chittipeddi, heretofore co-president, as president and chief operating officer and increased his base salary to $400,000 per year. Christian Scherp, previously co-president, was appointed as executive vice president, global sales, and his target bonus amount was changed to 70% of his base salary.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that may be deducted by the Company in any year with respect to each of the Company's chief executive officer and the next three most highly compensated officers, not including

the chief financial officer. Certain performance-based awards granted under a plan that has been approved by stockholders are not subject to the deduction limit. Although certain awards under the Company's stock-based plans constitute performance-based compensation not subject to the deduction limit under section 162(m), certain other awards under the plans, such as RSUs that vest based solely on continued service with the Company, will not qualify for this exemption. It is the Compensation Committee's objective that, so long as it is consistent with its overall business, compensation and retention objectives, Conexant will, to the extent the Compensation Committee considers reasonable in the circumstances, endeavor to keep executive compensation deductible by Conexant for U.S. federal income tax purposes.

Report of the Compensation and Management Development Committee

The Compensation and Management Development Committee (the "Compensation Committee" or the "Committee") has reviewed and discussed the "Compensation Discussion and Analysis" section of the proxy statement with management of Conexant, and based on this review and discussion, recommended to the Board of Directors of Conexant that such "Compensation Discussion and Analysis" be included in the Conexant proxy statement for the 2011 Annual Meeting of Stockholders for filing with the SEC.

Compensation and Management Development Committee

Jerre L. Stead, Chairman
Steven J. Bilodeau
Balakrishnan S. Iyer
Matthew E. Massengill

Compensation Committee Interlocks and Insider Participation

The Compensation Committee members whose names appear on the Report of the Compensation and Management Development Committee above were Committee members during all of fiscal 2010. All members of the Compensation Committee during fiscal 2010 are independent directors and have no relationships requiring disclosure by Conexant under the SEC's rules requiring disclosure of certain relationships and related-party transactions. There are no Compensation Committee interlocks between us and other entities in which one of our executive officers served on the compensation committee (or equivalent body) or the board of directors of another entity whose executive officer(s) served on our Compensation Committee or Board of Directors during the 2010 fiscal year.

Executive Compensation

Summary Compensation Table — Fiscal Years 2010, 2009 and 2008

The following table sets forth the total compensation earned or paid to our principal executive officer, principal financial officer and other named executive officers, who served in such capacities during fiscal year 2010 for services rendered in fiscal years 2010, 2009 and 2008.

Name and Principal Position	Fiscal Year	Salary(1) ($)	Bonus ($)	Stock Awards(2) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(*) ($)	Total ($)
D. Scott Mercer	2010	553,846(5)	—	2,121,750(6)	—	450,000	122,233	3,247,829
Chairman of the board and	2009	550,000	250,000	—	—	300,000	122,322	1,222,322
chief executive officer	2008	253,846	—	1,060,000	—	300,000	126,444	1,740,290
Sailesh Chittipeddi	2010	375,000	129,079(7)	996,500	—	214,500	780	1,715,859
President	2009	325,962	4,151	—	—	—	2,661	332,774
	2008	290,000	558,079	—	82,500	60,000	11,795	1,002,374
Christian Scherp	2010	375,000	24,736(8)	996,500	—	197,500	92,912	1,686,648
President	2009	375,000	—	—	—	—	102,164	477,164
	2008	329,231	675,000	—	—	224,523	70,967	1,299,721
Jean Hu	2010	350,000	28,132(8)	796,250	—	200,000	766	1,375,148
Chief financial officer, treasurer and senior vice president, business development	2009	311,154	172,206	—	—	—	5,949	489,309
Mark D. Peterson	2010	312,500	32,595(8)	474,000	—	133,188	1,864	954,147
Senior vice president,	2009	312,500	114,804	—	—	—	4,338	431,642
chief legal officer and secretary	2008	165,865	475,000	112,500	221,000	100,000	4,257	1,078,622

* See supplemental table (A).

(1) Includes amounts the executive elected to defer to the Company's Retirement Savings Plan.

(2) In accordance with recent changes in SEC rules, the amounts in this column represent the grant date fair value of awards of time-vested restricted stock units granted to our named executive officers during the fiscal year. To calculate the fair value of the awards, the market price on the date of grant is used in accordance with the FASB ASC Topic 718, Stock Compensation. Amounts for 2009 and 2008 have been recomputed under the same methodology in accordance with SEC rules. The SEC's disclosure rules previously required that we present stock award and option award information for 2009 and 2008 based on the amount recognized during the corresponding year for financial statement reporting purposes with respect to these awards. However, the recent changes in the SEC's disclosure rules require that we now present the stock award and option award amounts in the applicable columns of the table above with respect to 2009 and 2008 on a similar basis as the 2010 presentation using the grant date fair value of the awards granted during the corresponding year. As a result, each named executive officer's total compensation amounts for 2009 and 2008 also differ from the amounts previously reported in our Summary Compensation Table for these years. The amounts listed do not necessarily reflect the level of compensation that may be realized by our named executive officers. For additional information on valuation assumptions, refer to note 1 of the Conexant financial statements in the Form 10-K for the fiscal year ended October 1, 2010, as filed with the SEC.

(3) The amounts in this column represent stock option award values for prior fiscal years that have been adjusted to reflect the assumptions used to calculate the stock option award values in accordance with FASB ASC Topic 718, Stock Compensation. For additional information on valuation assumptions, refer to note 1 of the Conexant financial statements in the Form 10-K for the fiscal year ended October 1, 2010, as filed with the SEC. See note (2) above for the differences between the amounts reported above and the amounts listed in the Summary Compensation Table in prior years. The amounts listed do not necessarily reflect the level of compensation that may be realized by our named executive officers.

(4) Represents a bonus payment made under the 2010 Management Incentive Plan as discussed in the "Short-Term Incentive Compensation" section of the Compensation Discussion and Analysis.

(5) Mr. Mercer's annual base salary was increased to $650,000 from $550,000 effective September 11, 2010.

(6) Stock awards include the 425,000 RSUs granted on November 2, 2009 for 2009 performance and 300,000 RSUs granted on May 12, 2010 for 2010 performance. See the "CEO Pay-for-Performance Analysis" section of the Compensation Discussion and Analysis for additional information.

(7) Includes a bonus payment of $10,561 made under the "Refresh & Renew" broad-based award program (which is discussed in the "Short-Term Incentive Compensation" section of the Compensation Discussion and Analysis), a $100,000 cash retention award and $18,518 paid for relocation expenses incurred. On November 11, 2009, the Compensation Committee awarded Mr. Chittipeddi the cash retention award for his fiscal 2009 performance, in recognition of his operational efforts on the Broadband Access business unit sale, the Committee's determination that the Company's recent performance on margin percentage and inventory turns had been outstanding, and to encourage his continued performance in these areas over the next year as the operations and execution leader of the Company. Earning the award was contingent upon Mr. Chittipeddi's remaining continuously employed with the Company or one of its subsidiaries through November 11, 2010.

(8) Represents a bonus payment made under the "Refresh & Renew" broad-based award program as discussed in the "Short-Term Incentive Compensation" section of the Compensation Discussion and Analysis.

(A) The following table provides detail of amounts shown in the "All Other Compensation" column of the "Summary Compensation Table — Fiscal Years 2010, 2009 and 2008" for amounts paid during fiscal 2010.

Name	Insurance Premiums ($)	Annual Physical ($)	Financial Planning(a) ($)	Living/ Transportation Allowance(b) ($)	Total All Other Compensation ($)
D. Scott Mercer	2,233	—	—	120,000	122,233
Sailesh Chittipeddi	780	—	—	—	780
Christian Scherp	1,036	—	1,876	90,000	92,912
Jean Hu	766	—	—	—	766
Mark D. Peterson	1,679	185	—	—	1,864

(a) Represents reimbursement for financial planning services rendered in fiscal year 2010.

(b) In accordance with the executive's employment agreement as described herein, this represents an allowance paid during fiscal 2010 for living and transportation expenses in connection with the executive assuming his current role and deemed necessary for securing the executive's continued services. The Company's cost of these benefits was expected to be substantially lower than the potential cost of relocating the executive. Mr. Mercer's allowance will end on December 31, 2011 and Mr. Scherp's allowance will end on December 31, 2010.

Grants of Plan-Based Awards — Fiscal Year 2010

The following table provides information relating to plan-based awards granted to the named executive officers during the fiscal year ended October 1, 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)*			All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)(2)
		Threshold	Target	Maximum				
D. Scott Mercer	October 3, 2009	0	600,000	900,000	—	—	—	—
	November 2, 2009				425,000			$1,185,750
	May 12, 2010				300,000			$ 936,000
Sailesh Chittipeddi	October 3, 2009	0	300,000	450,000	—	—	—	—
	November 2, 2009				200,000			$ 558,000
	August 10, 2010				100,000			$ 188,000
	September 24, 2010				150,000			$ 250,500
Christian Scherp	October 3, 2009	0	300,000	450,000	—	—	—	—
	November 2, 2009				200,000			$ 558,000
	August 10, 2010				100,000			$ 188,000
	September 24, 2010				150,000			$ 250,500
Jean Hu	October 3, 2009	0	245,000	367,500	—	—	—	—
	November 2, 2009				175,000			$ 488,250
	August 10, 2010				75,000			$ 141,000
	September 24, 2010				100,000			$ 167,000
Mark D. Peterson	October 3, 2009	0	187,500	281,250	—	—	—	—
	November 2, 2009				125,000			$ 348,750
	September 24, 2010				75,000			$ 125,250

(*) Reflects the target payouts under the 2010 Management Incentive Plan based on the named executive officer's fiscal year 2010 target bonus percentage multiplied by the annualized base salary at the end of each performance period of six months, as discussed in the "Short-term Incentive Compensation"

section of the Compensation Discussion and Analysis. The maximum award under the 2010 Plan was 150% of target bonus, which award was established by the Compensation Committee. The actual amounts paid under the Management Incentive Plan for fiscal year 2010 are set forth under the heading "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table above.

(1) The awards reflected in the "All Other Stock Awards" column of the Grants of Plan-Based Awards Table reflect grants of RSUs during fiscal 2010. The material terms of these awards are described in the "Compensation Discussion and Analysis" above. The November 2009 RSU awards were granted under, and are subject to, the terms of the 2000 Non-Qualified Stock Plan. The RSU awards granted during 2010 were granted under, are subject to, the terms of the 2010 Equity Incentive Plan. Each of these plans is administered by the Compensation Committee. The Compensation Committee has authority to interpret the plans' provisions and make all required determinations under the plans. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the plans are generally only transferable to a beneficiary of a named executive officer upon his or her death. However, the Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable securities laws and, with limited exceptions set forth in the plan document, are not made for value. Each RSU subject to an award reported in the table above represents a contractual right to receive one share of Conexant common stock upon vesting. The vesting schedule for each award is identified in the footnotes to the Outstanding Equity Awards at 2010 Fiscal Year-End table below. In each case, vesting is subject to the named executive officer's continued employment with the Company through the vesting date. The named executive officers do not have the right to vote or dispose of the restricted stock units and do not have any dividend rights with respect to the restricted stock units.

(2) The dollar value of the stock awards shown in the table represents the grant date fair market value of each award. The actual value that an executive will realize on each award will depend on the price per share of our common stock at the time shares underlying the award are sold. There can be no assurance that the actual value realized by an executive will be at or near the grant date fair value of the award.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table provides information relating to outstanding equity awards held by the named executive officers at fiscal year end, October 1, 2010.

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
D. Scott Mercer	—	—	—	—	425,000(3)	$709,750
				—	300,000(5)	$501,000
Sailesh Chittipeddi	25,000	—	$26.5000	June 7, 2014		
	20,000	—	$14.1000	May 15, 2015		
	25,000	—	$ 5.9000	February 20, 2016		
				—	200,000(3)	$334,000
				—	100,000(6)	$167,000
				—	150,000(7)	$250,500
Christian Scherp	30,000	—	$15.3000	June 20, 2013		
	17,500	—	$27.0000	February 7, 2014		
	22,500	—	$14.1000	May 15, 2015		
				—	200,000(3)	$334,000
				—	100,000(6)	$167,000
				—	150,000(7)	$250,500
Jean Hu	797	—	$34.4660	April 3, 2012		
	28,377	—	$14.9000	June 14, 2013		
	4,000	—	$14.5000	June 15, 2013		
	10,000	—	$27.0000	February 7, 2014		
	10,000	—	$14.1000	May 15, 2015		
				—	175,000(4)	$292,250
				—	75,000(6)	$125,250
				—	100,000(7)	$167,000
Mark D. Peterson	56,667	28,333(2)	$ 4.5000	March 19, 2016	8,333(8)	$ 13,916
				—	125,000(4)	$208,750
				—	75,000(7)	$125,250

(1) Represents the fair market value per share of our common stock October 1, 2010 ($1.67) multiplied by the number of shares underlying RSUs that had not vested as of October 1, 2010.

(2) Options granted on March 19, 2008 and vest annually in three installments (33⅓% per year) starting on the first anniversary of the grant date.

(3) RSUs granted on November 2, 2009 and vest in full (100%) two years from the date of grant (November 2, 2011).

(4) RSUs granted on November 2, 2009 and vest annually in two installments (50% per year) starting on the first anniversary of the grant date.

(5) RSUs granted on May 12, 2010 and vest in full (100%) three years from the date of grant (May 12,2013).

(6) RSUs granted on August 10, 2010 and vest in full (100%) two years from the date of grant (August 10, 2012).

(7) RSUs granted on September 24, 2010 and vest in full (100%) two years from the date of grant (September 24, 2012).

(8) RSUs granted on March 19, 2008 and vest annually in three installments (33⅓% per year) starting on the first anniversary of the grant date.

Option Exercises and Stock Vested — Fiscal Year 2010

The following table provides information relating to option exercises by the named executive officers for the period October 3, 2009 through October 1, 2010, and on the vesting during that period of other stock awards previously granted to the named executive officers.

	Option Awards		Stock/Unit Awards	
Name	Number of Securities Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Securities Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
D. Scott Mercer	—	—	—	—
Sailesh Chittipeddi	—	—	—	—
Christian Scherp	—	—	—	—
Jean Hu	—	—	—	—
Mark D. Peterson	—	—	8,333	$29,582

(1) The dollar amounts shown in this column for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of Conexant common stock on the vesting date.

Employment and Separation Agreements

Named Executive Officers

D. Scott Mercer. On April 14, 2008, the Company and Mr. Mercer entered into an employment agreement setting forth the terms and conditions of Mr. Mercer's employment as chief executive officer of the Company. The agreement was amended as of April 22, 2009. The agreement provides that Mr. Mercer will serve as chief executive officer from April 14, 2008 through April 13, 2009. Following that initial term, the agreement will be automatically extended for additional one-year terms, unless either party notifies the other that it no longer wishes the extension to continue. In exchange for his services, Mr. Mercer will be paid an initial annual base salary of $550,000 and will be eligible for an annual performance bonus as determined by the Board of Directors or the Compensation Committee. His fiscal year 2008 target bonus was 100% of annual base salary (pro-rated for time worked in the fiscal year), provided that Mr. Mercer will receive bonuses of not less than $250,000 for each of fiscal years 2008 and 2009, each to be disbursed when normal bonuses are paid. For future periods, the Board of Directors or the Compensation Committee will determine Mr. Mercer's annual base salary (which may not be decreased) and annual target bonus. In lieu of a relocation package, Mr. Mercer receives payments of $10,000 per month (subject to applicable taxes) for living and transportation expenses. The agreement was amended as of September 24, 2010 to provide that payment of such living and transportation expenses will cease at the end of 2011.

Under the agreement, if the Company terminates Mr. Mercer's employment as chief executive officer without "cause" or he resigns as chief executive officer and board member for "good reason" (each as defined in the agreement): (i) the Company will pay him a cash lump-sum equal to (A) any unpaid base salary (and any other unpaid amounts) accrued through his termination date, (B) a pro-rata share of his target bonus for the fiscal year in which his termination occurs, (C) two times his base salary, (D) two times his annual target bonus, and (E) $200,000; (ii) the Company will continue to provide coverage under the Company's health insurance plan to him for 18 months after the date of his termination; and (iii) all of his options and non-performance based restricted stock units will become fully vested and Mr. Mercer may exercise all vested options until the earlier of (A) the second anniversary of his termination date or (B) the

expiration date of such options set forth in the option awards. Mr. Mercer will be entitled to receive such separation payments and other benefits if the Company terminates his employment as chief executive officer without "cause" or if he resigns as chief executive officer for "good reason" (each as defined in the agreement, as amended). In the event that the Company terminates Mr. Mercer's employment as chief executive officer without "cause" or if he resigns for "good reason", there is no assurance that Mr. Mercer will remain a director of the Company following such termination. Moreover, no such separation payments would be payable if the Company terminated Mr. Mercer's employment for "cause" or he resigns without "good reason".

In addition, if Mr. Mercer's employment terminates due to his death, all of Mr. Mercer's options and non-performance based RSUs will become fully vested, and Mr. Mercer's estate may exercise all vested options until the earlier of (A) the third anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. If Mr. Mercer's employment terminates due to his "disability" (as defined in the agreement), the Company will continue to provide coverage under the Company's health insurance plan to him for 18 months after the date of his termination, all of Mr. Mercer's options and non-performance based restricted stock units will become fully vested, and Mr. Mercer may exercise all vested options until the earlier of (A) the second anniversary of his termination date and (B) the expiration date of such options set forth in the option awards.

Mr. Mercer is restricted from competing with the Company (to the extent permitted by law) or soliciting employees or customers of the Company during and for 12 months after the employment period. If a change in control (as defined in the agreement) occurs, Mr. Mercer's outstanding and unvested stock options and time-based restricted stock and RSU awards would become fully vested. Mr. Mercer will generally be made whole in the event of payment of any excise taxes imposed by the Internal Revenue Code of 1986, as amended (the "Code"), on certain change of control payments imposed pursuant to section 4999 of the Code and in the event of any payment of penalty tax and interest imposed by Code section 409A.

Christian Scherp. On April 14, 2008, the Company and Mr. Scherp entered into an employment agreement setting forth the terms and conditions of his employment as president of the Company. The agreement was amended as of August 27, 2009. The amended agreement provides that Mr. Scherp will serve as president of the Company from April 14, 2008 through April 13, 2009. Mr. Scherp has also served as co-president since July 15, 2009. Following that initial term, the agreement will be automatically extended for additional one-year terms, unless either party notifies the other that it no longer wishes the extensions to continue. In exchange for his services, Mr. Scherp will be paid an initial annual base salary of $375,000 and will be eligible for an annual performance bonus as determined by the Board of Directors or the Compensation Committee. His fiscal year 2008 annual target bonus was 80% of annual base salary (with a minimum amount payable of $50,000), which was paid on the first payroll date in January 2009. For future periods, the Board of Directors or the Compensation Committee will determine Mr. Scherp's annual base salary (which may not be decreased) and annual target bonus. Pursuant to the agreement, upon Mr. Scherp's commencing employment as president, his performance share award of November 14, 2007 was amended to provide for an earlier cliff vesting date of January 2, 2009, advanced from the prior date of November 14, 2009, subject to his continued employment as president through January 2, 2009. In lieu of a relocation package, Mr. Scherp receives payments of $7,500 per month (subject to applicable taxes) for living and transportation expenses. The agreement was amended as of September 24, 2010 to provide that payment of such living and transportation expenses will cease at the end of 2010.

Under the agreement, if the Company terminates Mr. Scherp's employment as president without "cause": (i) the Company will pay him a cash lump-sum equal to (A) any unpaid base salary (and any other unpaid amounts) accrued through his termination date and (B) one times Mr. Scherp's annual base salary; (ii) the Company will continue to provide coverage under the Company's health insurance plan to him for 18 months after the date of his termination; and (iii) all of his options and non-performance based restricted stock units will become fully vested and Mr. Scherp may exercise all such options until the earlier of (A) the 18-month anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. In addition, if Mr. Scherp's employment terminates due to his death, all of Mr. Scherp's

options and non-performance based restricted stock units will become fully vested, and Mr. Scherp's estate may exercise all vested options until the earlier of (A) the third anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. If Mr. Scherp's employment terminates due to his disability, the Company will provide continued coverage under the Company's health insurance plan to him for 18 months after the date of his termination, all of Mr. Scherp's options and non-performance based restricted stock units will become fully vested, and Mr. Scherp may exercise all vested options until the earlier of (A) the 18-month anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. Mr. Scherp is restricted from competing with the Company (to the extent permitted by law) or soliciting employees or customers of the Company during and for 12 months after the employment period. If a change in control (as defined in the agreement) occurs, Mr. Scherp's outstanding and unvested stock options and time-based restricted stock and restricted stock unit awards would become fully vested.

Sailesh Chittipeddi. On April 14, 2008, the Company entered into an employment agreement with Sailesh Chittipeddi as executive vice president, global operations and chief technology officer of the Company, setting forth the terms and conditions of his employment. The agreement was amended as of August 27, 2009. Pursuant to the amended employment agreement, Mr. Chittipeddi will serve as executive vice president, global operations and chief technology officer from April 14, 2008 through April 13, 2009 and as co-president since July 15, 2009. Following that initial term, the agreement will be automatically extended for additional one-year terms, unless either party notifies the other that it no longer wishes the extensions to continue. In exchange for his services, Mr. Chittipeddi will be paid an initial annual base salary of $300,000 and will be eligible for an annual performance bonus as determined by the Board of Directors or the Compensation Committee. His fiscal year 2008 full year annual target bonus was 70% of his annual base salary. For future periods, the Board of Directors or the Compensation Committee will determine Mr. Chittipeddi's annual base salary (which may not be decreased) and annual target bonus. Commencing with the pay period beginning August 15, 2009, Mr. Chittipeddi's annual base salary was increased to $375,000 and his full target bonus for the 2009 fiscal year was 80% of his annual base salary. Pursuant to the agreement, Mr. Chittipeddi's outstanding stock options will continue to vest in accordance with their current terms and conditions and upon Mr. Chittipeddi's commencing employment as executive vice president, global operations and chief technology officer, his performance share award of November 14, 2007 was amended to provide for an earlier cliff vesting date of January 2, 2009, advanced from the prior date of November 14, 2009, subject to his continued employment as executive vice president, global operations and chief technology officer through January 2, 2009.

Under the agreement, if the Company terminates Mr. Chittipeddi's employment as executive vice president, global operations and chief technology officer without "cause": (i) the Company will pay him a cash lump-sum equal to (A) any unpaid base salary (and any other unpaid amounts) accrued through his termination date, and (B) one times Mr. Chittipeddi's annual base salary; (ii) the Company will continue to provide coverage under the Company's health insurance plan to him and his eligible dependents for 18 months after the date of his termination; and (iii) all of his options and non-performance based RSUs will become fully vested and Mr. Chittipeddi may exercise all vested options until the earlier of (A) the 15 month anniversary of his termination date or (B) the expiration date of such options set forth in the option awards. In addition, if Mr. Chittipeddi's employment terminates due to his death, all of Mr. Chittipeddi's options and non-performance based RSUs will become fully vested, and Mr. Chittipeddi's estate may exercise all vested options until the earlier of (A) the third anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. If Mr. Chittipeddi's employment terminates due to his disability, the Company will continue to provide coverage under the Company's health insurance plan to him and his eligible dependents for 18 months after the date of his termination, all of Mr. Chittipeddi's options and non-performance based restricted stock units will become fully vested, and Mr. Chittipeddi may exercise all vested options until the earlier of (A) the 15-month anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. Mr. Chittipeddi is restricted from competing with the Company (to the extent permitted by law) or soliciting employees or customers of the Company during and for 12 months after the employment period. If a change in control (as defined in the

agreement) occurs, Mr. Chittipeddi's outstanding and unvested stock options and time-based restricted stock and restricted stock unit awards would become fully vested.

Jean Hu. On April 25, 2008, the Company and Ms. Hu entered into an employment agreement setting forth the terms and conditions of Ms. Hu's employment as senior vice president, strategy and business development. The agreement was amended as of August 27, 2009 to provide that Ms. Hu will serve as chief financial officer, treasurer and senior vice president, business development, effective July 15, 2009. Following that initial term, the agreement will be automatically extended for additional one-year terms, unless either party notifies the other that it no longer wishes the extensions to continue. In exchange for her services, Ms. Hu will be paid an annual base salary of $235,000 and will be eligible for an annual performance bonus as determined by the Board of Directors or the Compensation Committee. Her fiscal year 2008 annual target bonus was 45% of her base salary, which was disbursed when normal bonuses are paid. For future periods, the Board of Directors or the Compensation Committee will determine Ms. Hu's annual base salary (which may not be decreased) and annual target bonus. Commencing with the pay period beginning August 15, 2009, Ms. Hu's annual base salary was increased to $350,000 and her full year target bonus for the 2009 fiscal year is 70% of her annual base salary. Pursuant to the agreement, Ms. Hu also received equity compensation awards of 25,000 RSUs (adjusted for the reverse stock split), which vested on April 30, 2009.

Under the agreement, as amended, if the Company terminates Ms. Hu's employment as senior vice president, business development, without "cause" or if she resigns as senior vice president, business development, for "good reason" (each as defined in the agreement), (i) the Company will pay her a cash lump-sum equal to: (A) any unpaid salary (and any other unpaid amounts) accrued through her termination date, (B) one times Ms. Hu's annual base salary; (ii) the Company will continue to provide coverage under the Company's health insurance plan to her and her eligible dependents for 18 months after the date of her termination; and (iii) all of her options and non-performance based RSUs will become fully vested and Ms. Hu may exercise all vested options until the earlier of (A) the fifteen month anniversary of the termination date and (B) the expiration date of such options set forth in the option awards. In addition, if Ms. Hu's employment terminates due to her death, all of Ms. Hu's options and non- performance based restricted stock units will become fully vested, and Ms. Hu's estate may exercise all vested options until the earlier of (A) the third anniversary of her termination date and (B) the expiration date of such options set forth in the option awards. If Ms. Hu employment terminates due to her "disability" (as defined in the agreement), the Company will provide continued coverage under the Company's health insurance plan to her for 18 months after the date of his termination, all of Ms. Hu's options and non-performance based RSUs will become fully vested, and Ms. Hu may exercise all vested options until the earlier of (A) the third anniversary of her termination date and (B) the expiration date of such options set forth in the option awards. Ms. Hu is restricted from competing with the Company (to the extent permitted by law) or soliciting employees or customers of the Company during and for 12 months after the employment period. If a change in control (as defined in the agreement) occurs, Ms. Hu's outstanding and unvested stock options and time-based restricted stock and restricted stock unit awards would become fully vested.

Mark D. Peterson. On February 18, 2008, the Company and Mr. Peterson entered into an employment agreement setting forth the terms and conditions of Mr. Peterson's employment as senior vice president, chief legal officer and secretary of the Company. The agreement was amended May 29, 2008, April 22, 2009 and August 27, 2009. The agreement provides that Mr. Peterson will serve as senior vice president, chief legal officer and secretary from March 19, 2008 through March 18, 2010. Following that initial term, the agreement will be automatically extended for additional one-year terms, unless either party notifies the other that it no longer wishes the extensions to continue. In exchange for his services, Mr. Peterson will be paid an annual base salary of $312,500 and will be eligible for an annual performance bonus as determined by the Board of Directors or the Compensation Committee. His fiscal year 2008 annual target bonus was 60% of his base salary (pro-rated for time worked in the fiscal year) (with a minimum amount payable of at least $100,000 for fiscal year 2008), which was disbursed when normal bonuses were paid. For future periods, the Board of Directors or the Compensation Committee will determine Mr. Peterson's annual base salary (which may not be decreased) and annual target bonus.

Under the agreement, as amended, if the Company terminates Mr. Peterson's employment as senior vice president, chief legal officer and secretary without "cause" or if he resigns as senior vice president, chief legal officer and secretary for "good reason" (each as defined in the agreement), (i) the Company will pay him a cash lump-sum equal to: (A) any unpaid salary (and any other unpaid amounts) accrued through his termination date, (B) one times his annual base salary; (ii) the Company will continue to provide coverage under the Company's health insurance plan to him and his eligible dependents for 18 months after the date of his termination; and (iii) all of his options and non-performance based RSUs will become fully vested and Mr. Peterson may exercise all vested options until the earlier of (A) the fifteen month anniversary of the termination date and (B) the expiration date of such options set forth in the option awards. In addition, if Mr. Peterson's employment terminates due to his death, all of Mr. Peterson's options and non-performance based restricted stock units will become fully vested, and Mr. Peterson's estate may exercise all vested options until the earlier of (A) the third anniversary of his termination date and (B) the expiration date of such options set forth in the option awards. If Mr. Peterson's employment terminates due to his "disability" (as defined in the agreement), the Company will provide continued coverage under the Company's health insurance plan to him for 18 months after the date of his termination, all of Mr. Peterson's options and non-performance based RSUs will become fully vested, and Mr. Peterson may exercise all vested options until the earlier of (A) the fifteen month anniversary of the termination date and (B) the expiration date of such options set forth in the option awards. Mr. Peterson is restricted from competing with the Company (to the extent permitted by law) or soliciting employees or customers of the Company during and for 12 months after the employment period. If a change in control (as defined in the agreement) occurs, Mr. Peterson's outstanding and unvested stock options and time-based restricted stock and RSU awards would become fully vested.

Termination of Employment and Change of Control Provisions of the Employment Agreements

Agreements between the Company and each of Messrs. Mercer, Scherp, Chittipeddi, Peterson, and Ms. Hu contain provisions pursuant to which, if Conexant terminates an individual's employment without "cause," if Messrs. Mercer or Peterson resign for "good reason" (as defined in the employment agreements), or if the individual dies or is disabled, specified amounts will become payable by Conexant to the individual and Conexant will continue to provide certain benefits to the individual for a specified period after the termination, unless and until the individual receives similar benefits from another employer. Each agreement also restricts the individual from competing with Conexant or soliciting employees or customers of Conexant during the employment period and for 12 months thereafter. Pursuant to the agreements, certain outstanding equity awards will vest upon death, disability, or the occurrence of a change of control of the Company. In addition, Mr. Mercer will be made whole for any excise taxes imposed by the Code on certain change of control payments.

For the purposes of the employment agreements, circumstances of an executive's termination are defined as follows:

1) **Termination Due to Disability:** A named executive officer's employment will have terminated due to disability if, among other items, the named executive officer is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

2) **Termination for Cause:** The Company will have "cause" for termination if, among other items, the named executive officer engages in gross negligence or willful conduct in the performance of the executive's duties which materially injures the Company or its reputation.

3) **Termination for Good Reason:** Mr. Mercer may voluntarily terminate his employment for "good reason" if a material diminution in the executive's authority, duties or responsibilities, base salary or geographic location has occurred. Mr. Peterson may voluntarily terminate his employment

for "good reason" if, in the absence of a written consent of the executive, the Company requires the executive to be based at any office or location more than fifty miles from Newport Beach, California.

4) **Termination Without Cause:** The Company will have terminated a named executive officer without cause if the named executive officer's employment has been terminated by the Company for any reason other than "cause," "for good reason," death or disability.

5) **Change of Control:** "Change of Control" is defined generally as:

- the acquisition by any individual, entity or group of beneficial ownership of 30% or more of either the then outstanding shares of Conexant common stock or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors;
- a change in the composition of a majority of the Conexant Board of Directors which is not supported by the current Board of Directors;
- a major corporate transaction, such as a reorganization, merger or consolidation or sale or other disposition of all or substantially all of Conexant's assets, which results in a change in the majority of the Board of Directors or of more than 50% of Conexant's stockholders; or
- approval by Conexant's stockholders of the complete liquidation or dissolution of Conexant.

Potential Payments upon Termination of Employment or Change of Control

The following table sets forth the amount of cash severance compensation (including the fair market value of accelerated stock awards valued as of October 1, 2010, which was $1.67 per share, and the assumed value of $0 for stock options, since such stock options were "out of the money" with an exercise price in excess of the $1.67 price per share of Company common stock) and the estimated cost of health and welfare benefits payable to each named executive officer upon death, disability, a voluntary termination or termination for cause, a termination without cause or for good reason and a termination following a Change of Control assuming termination of employment occurred on October 1, 2010. In the event that any of the severance payments are subject to federal excise taxes under the "golden parachute" provisions of the Code, Conexant will provide to Mr. Mercer a gross-up for any such excise taxes plus any excise, income or payroll taxes owed on the payment of the gross-up for the excise taxes as described in his employment agreement. No other named executives are eligible for an excise gross-up provision or have an excise tax gross-up provision in their agreement. Where applicable, these amounts are reflected in the table under the Change of Control column.

Estimated Potential Incremental Payments upon Separation — Fiscal Year 2010

	Death ($)	Disability ($)	Voluntary Termination or Termination for Cause ($)	Termination without Cause or for Good Reason ($)	After Change of Control, Termination without Cause ($)
D. Scott Mercer(1)					
Cash Severance	—	—	—	2,800,000	2,800,000
Health and Welfare Benefits (continuation)	—	26,429	—	26,429	26,429
Economic Value of Accelerated Equity(2)	1,210,750	1,210,750	—	1,210,750	1,210,750
280G Conditional Tax Gross-Up Amount(3)	N/A	N/A	N/A	N/A	1,378,757
Total Estimated Incremental Value	**1,210,750**	**1,237,179**	**0**	**4,037,179**	**5,415,936**

	Death ($)	Disability ($)	Voluntary Termination or Termination for Cause ($)	Termination without Cause or for Good Reason ($)	After Change of Control, Termination without Cause ($)
Sailesh Chittipeddi					
Cash Severance	—	—	—	375,000	375,000
Health and Welfare Benefits (continuation)	—	26,827	—	26,827	26,827
Economic Value of Accelerated Equity(2)	751,500	751,500	—	751,500	751,500
Total Estimated Incremental Value	**751,500**	**778,327**	**0**	**1,153,327**	**1,153,327**
Christian Scherp					
Cash Severance	—	—	—	375,000	375,000
Health and Welfare Benefits (continuation)	—	26,827	—	26,827	26,827
Economic Value of Accelerated Equity(2)	751,500	751,500	—	751,500	751,500
Total Estimated Incremental Value	**751,500**	**778,327**	**0**	**1,153,327**	**1,153,327**
Jean Hu					
Cash Severance	—	—	—	350,000	350,000
Health and Welfare Benefits (continuation)	—	13,052	—	13,052	13,052
Economic Value of Accelerated Equity(2)	584,500	584,500	—	584,500	584,500
Total Estimated Incremental Value	**584,500**	**597,552**	**0**	**947,552**	**947,552**
Mark D. Peterson(1)					
Cash Severance	—	—	—	312,500	312,500
Health and Welfare Benefits (continuation)	—	21,351	—	21,351	21,351
Economic Value of Accelerated Equity(2)	347,916	347,916	—	347,916	347,916
Total Estimated Incremental Value	**347,916**	**369,267**	**0**	**681,767**	**681,767**

(1) Only Messrs. Mercer and Peterson would be entitled to receive severance benefits upon Termination for Good Reason or Termination Without Cause.

(2) Options are valued at $0 as of October 1, 2010 (Change of Control date) with the possibility of becoming in-the-money within the exercise period after termination.

(3) Gross-up only given if parachute payment is 10% above the IRS safe harbor amount, defined as one dollar ($1) less than three times the executive's average W-2 and 1099 compensation from the Company for the five calendar years prior to the year the change of control occurs.

Equity Compensation Plan Information

The following table provides information as of October 1, 2010 about shares of the Company's common stock that may be issued upon the exercise of options, warrants and rights granted to employees, consultants or directors under all of the Company's existing equity compensation plans, including the Company's 2010 Equity Incentive Plan, 1999 Long-Term Incentives Plan, as amended, 2000 Non-Qualified Stock Plan, as amended, Directors Stock Plan, as amended, Amended and Restated 2001 Employee Stock Purchase Plan, 1999 Non-Qualified Employee Stock Purchase Plan, as amended, 2001

Performance Share Plan, and 2004 New-Hire Equity Incentive Plan, as well as the GlobespanVirata 1999 Equity Incentive Plan, 1999 Supplemental Stock Options Plan, and Amended and Restated 1999 Stock Incentive Plan assumed in the Company's merger with GlobespanVirata, Inc. (collectively, the "Equity Compensation Plans"). The table does not include information with respect to shares subject to outstanding options granted under equity compensation plans assumed by the Company in connection with other mergers and acquisitions of the companies which originally granted those options. Footnote (8) to the table sets forth the total number of shares of the Company's common stock issuable upon exercise of those assumed options as of October 1, 2010 and the weighted average exercise price of those options. No additional options may be granted under these assumed plans.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders			
Stock plans	2,012,920(1)	$29.80	7,785,853(2)
ESPP (domestic)			407,500(3)
Directors stock plan	147,247	$27.85	—(4)
Total	**2,160,167**		**8,193,353**
Equity compensation plans not approved by stockholders			
Stock plans	4,618,057(5)	$16.82	—
2004 New Hire plan	243,333(6)	$ 4.50	1,336,323
ESPP (international)			218,941(7)
Performance share plan	22,500(8)		—
Total	**4,883,890(9)**		**1,555,264**
Grand Total	**7,044,057**		**9,748,617**

(1) Includes 1,317,000 RSUs which do not have an exercise price. These securities were issued pursuant to the following stockholder-approved equity compensation plans which have expired or which, in connection with the adoption and stockholder approval of Conexant's 2010 Equity Incentive Plan, effective as of February 18, 2010, the Board committed that no new equity awards would be granted under: (i) the Conexant Systems, Inc. 1999 Long-Term Incentives Plan, as amended, (ii) the GlobespanVirata, Inc. 1999 Equity Incentive Plan, as amended, (iii) the GlobespanVirata, Inc. 1999 Supplemental Stock Option Plan, as amended, (iv) the Amended and Restated GlobespanVirata, Inc. 1999 Stock Incentive Plan, as amended, and (vii) the Conexant Systems, Inc. 2001 Performance Share Plan.

(2) Includes shares of Conexant common stock issuable for future issuance under the Conexant Systems, Inc. 2010 Equity Incentive Plan.

(3) Includes shares of Conexant common stock subject to purchase rights accruing under the Amended and Restated 2001 Employee Stock Purchase Plan. The Amended and Restated 2001 Employee Stock Purchase Plan provides that the maximum authorized shares thereunder will be automatically increased by an additional 250,000 shares, or such lesser number as the Board may determine, on October 1 of each year commencing with October 1, 2003 and ending on October 1, 2012, for a maximum increase of 2,500,000 additional shares.

(4) In connection with the adoption and stockholder approval of Conexant's 2010 Equity Incentive Plan, effective as of February 18, 2010, the Board committed that no new equity awards would be granted under the Conexant Systems, Inc. Directors Stock Plan, as amended.

(5) Includes 3,275,000 RSUs which do not have an exercise price. These securities were issued pursuant to the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended which expired in November 2009 and which, in connection with the adoption and stockholder approval of Conexant's 2010 Equity Incentive Plan, effective as of February 18, 2010, the Board committed that no new equity awards would be granted under.

(6) Includes 158,333 RSUs which do not have an exercise price.

(7) Includes shares of Conexant common stock subject to purchase rights accruing under the 1999 Non-Qualified Employee Stock Purchase Plan.

(8) Under the 2001 Performance Share Plan, the performance share awards may be paid in shares of Conexant common stock, cash or both. See "— Equity Compensation Plans Not Approved by Stockholders — 2001 Performance Share Plan" below. In connection with the adoption and stockholder approval of Conexant's 2010 Equity Incentive Plan, effective as of February 18, 2010, the Board committed that no new equity awards would be granted under the Conexant Systems, Inc. 2001 Performance Share Plan.

(9) The table does not include information for certain equity compensation plans assumed by Conexant in connection with mergers and acquisitions of the companies which originally established those plans. As of October 1, 2010, a total of 24,384 shares of Conexant common stock were issuable upon exercise of outstanding options under those assumed plans and the weighted average exercise price of those outstanding options was $58.85 per share. No additional options may be granted under those assumed plans.

Equity Compensation Plans Not Approved by Stockholders

1999 Non-Qualified Employee Stock Purchase Plan

The Company's 1999 Non-Qualified Employee Stock Purchase Plan (the "Non-Qualified ESPP") was adopted by the Board of Directors on May 14, 1999 and was subsequently amended on August 13, 1999, July 18, 2002, July 22, 2004, November 2, 2005 and August 15, 2007. The Non-Qualified ESPP has not been approved by the Company's stockholders. Employees of the Company's subsidiaries located in certain countries outside the U.S. who are not officers or directors of the Company may be eligible to participate in the Non-Qualified ESPP. The Board of Directors reserved 590,000 shares of the Company's common stock for issuance under the Non-Qualified ESPP, subject to adjustment under certain circumstances.

The Non-Qualified ESPP permits eligible employees to purchase shares of the Company's common stock at the end of each offering period at 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last trading day of the offering period. Under the Non-Qualified ESPP, employees may authorize the Company to withhold up to 15% of their compensation for each pay period to purchase up to 600 shares per offering period, subject to certain limitations. Offering periods generally commence on the first trading day of February and August of each year and are generally six months in duration, but may be terminated earlier under certain circumstances. As of October 1, 2010, an aggregate of 218,941 shares of the Company's common stock were available for future purchases under the Non-Qualified ESPP.

2000 Non-Qualified Stock Plan

The Company's 2000 Non-Qualified Stock Plan (the "2000 Plan") was adopted by the Board of Directors on November 5, 1999 and was most recently amended on February 26, 2003. The 2000 Plan has not been approved by the Company's stockholders. The 2000 Plan authorizes grants of non-qualified stock options and restricted stock. An aggregate of 10,230,094 shares of the Company's common stock are authorized for issuance or delivery under the 2000 Plan, provided that no more than 300,000 shares will be available for grants of restricted stock, in each case, subject to adjustment under certain circumstances.

Restricted stock may be granted only to employees, including officers and directors, of the Company. Stock options granted under the 2000 Plan will have an exercise price per share equal to the fair market value per share of the Company's common stock at the date of grant. Generally, each option will vest in installments over a four year period, with 25% of the shares becoming exercisable each year on the anniversary of the date of grant. In connection with the Company's Exchange Offer, replacement options granted on June 14, 2005 under the 2000 Plan vest in installments over a three-year period.

In fiscal 2005, Conexant did not make a broad-based stock option grant other than the replacement option grants made in connection with the stock option Exchange Offer described below, which was made to employees because the decline of the Company's common stock price during 2004 strongly undercut the Board of Directors' desire to provide Conexant employees with the opportunity to participate in its long-term growth through its stock option programs. In order to increase the retention value of the Company's stock option programs, the Board approved an exchange offer pursuant to which all employees with stock option grants having an exercise price of $5 or above could exchange them for new stock options to be granted in the future (the "Exchange Offer"). Under the terms of the Exchange Offer, which commenced on November 12, 2004, eligible employees who chose to participate had their tendered stock options cancelled on December 13, 2004 and, on June 14, 2005 they received one new option as a replacement for each option cancelled. Those "replacement options" had an exercise price of $1.49 per share (the fair market value of Conexant common stock on the date of grant). Depending on whether the cancelled options were granted before, on or after December 31, 2002 or whether the eligible employee was a senior executive of the Company, the replacement options either (i) vest in three equal installments on the first, second and third anniversaries of the grant date or (ii) vest 50% on the first anniversary of the grant date and 25% on each of the second and third anniversaries of the grant date.

On December 13, 2004, the Company accepted and cancelled all options properly tendered in the Exchange Offer. Pursuant to the Exchange Offer, all of the executive officers exchanged all of their eligible options with exercise prices of $5 or above. Accordingly, on June 14, 2005 each executive officer received his replacement options with an exercise price of $1.49 per share, and which vest and become exercisable in three equal installments over three years.

Stock options granted under the 2000 Plan may not be exercised after eight years from the date of grant.

At the time of the Company's merger with GlobespanVirata, Inc. (the "Merger"), Conexant stockholders approved the assumption and adoption by Conexant of GlobespanVirata's 1999 Equity Incentive Plan, 1999 Supplemental Stock Option Plan and Amended and Restated 1999 Stock Incentive Plan (collectively, the "GlobespanVirata stock plans"). Additionally, stockholders approved Conexant's use of the shares remaining available for grant under the GlobespanVirata stock plans at the time of the Merger, as well as any additional shares that may become available for grant under the GlobespanVirata stock plans as a result of cancellations, forfeitures, lapses or other terminations of outstanding awards (in each case after adjustment to reflect the merger exchange ratio), for grant of awards by Conexant after the Merger under the GlobespanVirata stock plans or under Conexant's stock plans, including Conexant's 1999 LTIP and the 2000 Plan. The plan remains in place as long as there are outstanding awards under the plan, however the ability for the Company to grant equity awards from this plan expired on November 4, 2009.

2001 Performance Share Plan

The Company's 2001 Performance Share Plan (the "Performance Share Plan") was adopted by the Board of Directors on November 2, 2001. The Performance Share Plan has not been approved by the Company's stockholders. An aggregate of 400,000 shares of the Company's common stock are authorized for grants of performance share awards under the Performance Share Plan, subject to adjustment under certain circumstances.

The Performance Share Plan permits eligible employees to receive grants of performance share awards which vest based on performance criteria and continued employment with the Company from the grant date through the time of vesting. The value of the performance share award will equal the fair market

value of the Company's common stock. Employees whose performance share awards vest are entitled to receive a payment in the form of shares of the Company's common stock, cash or both. In connection with the adoption and stockholder approval of Conexant's 2010 Equity Incentive Plan, effective as of February 18, 2010, the Board committed that no new equity awards would be granted under the Performance Share Plan.

2004 New-Hire Incentive Plan

The Company's 2004 New-Hire Incentive Plan (the "New-Hire Plan") was adopted by the Board of Directors on February 6, 2004. The New-Hire Plan has not been approved by the Company's stockholders. An aggregate of 1,200,000 shares of the Company's common stock were authorized for grants of stock or stock options under the New-Hire Plan, subject to adjustment under certain circumstances. The New-Hire Plan has an evergreen feature so that at the start of each new fiscal year of the Company the number of shares authorized for grants is adjusted to add as many shares as needed to bring the aggregate available shares up to 1,000,000.

The New-Hire Plan permits the Company to make grants of equity compensation to new employees in a merger or acquisition or to persons not previously a director of or employed by the Company, or following a *bona fide* period of non-employment by the Company, if the equity grant is a material inducement in the person's entering into employment with the Company. As of October 1, 2010, an aggregate of 1,336,323 shares of the Company's common stock were available for future grants under the New Hire Plan, which number of shares includes additional shares that may have become available for grant as a result of cancellations, forfeitures, lapses or other terminations of outstanding awards. In connection with the adoption and stockholder approval of Conexant's 2010 Equity Incentive Plan, effective as of February 18, 2010, the New-Hire Plan evergreen feature was removed from this plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To Conexant's knowledge, the following table sets forth information regarding ownership of Conexant's outstanding common stock on November 30, 2010 by each director and Named Executive Officer and all directors and executive officers as a group. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment power with respect to the stock listed. Percentage ownership in the table below is based on 82,063,068 shares of Conexant common stock outstanding as of November 30, 2010.

Beneficial Ownership as of November 30, 2010

	Common Stock	
Name	Shares(1)	Percent of Class(1)
William E. Bendush	19,000(3)(4)	*
Steven J. Bilodeau	32,094(3)(4)	*
Sailesh Chittipeddi	84,962(5)	*
F. Craig Farrill	42,954(2)(3)(4)	*
Jean Hu	125,319(5)	*
Balakrishnan S. Iyer	100,531(5)	*
Matthew E. Massengill	19,000(3)(4)	*
D. Scott Mercer	375,164(5)	*
Mark D. Peterson	106,132(5)	*
Christian Scherp	87,062(5)	*
Jerre Stead	47,874(2)(3)(4)	*
All of the above persons	1,040,092	1.27%

* Less than 1%.

(1) For purposes of computing the percentage of outstanding shares beneficially owned by each person, shares of which such person has a right to acquire beneficial ownership within 60 days have been included in both the number of shares owned by that person and the number of shares outstanding, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

(2) Includes 5,636 shares granted to Mr. Stead and 376 shares granted to Mr. Farrill as restricted stock under the Conexant Directors Stock Plan.

(3) Includes, for each indicated non-employee director, 17,000 shares subject to RSUs that vested within 60 days of November 30, 2010 or that the director has the right to acquire immediately upon his retirement.

(4) Includes, for each indicated non-employee director, shares that he has the right to acquire within 60 days of November 30, 2010 through the exercise of stock options, as follows: Mr. Bendush, options to purchase 2,000 shares; Mr. Bilodeau, options to purchase 15,094 shares; Mr. Farrill, options to purchase 25,239 shares; Mr. Iyer, options to purchase 81,163 shares; Mr. Massengill, options to purchase 2,000 shares; and Mr. Stead, options to purchase 25,239 shares.

(5) Includes, for each Named Executive Officer, shares that he or she has the right to acquire within 60 days of November 30, 2010 through the exercise of stock options, as follows: Mr. Chittipeddi, options to purchase 70,000 shares; Ms. Hu, options to purchase 53,174 shares; Mr. Mercer, options to purchase 12,934 shares; Mr. Peterson, options to purchase 56,667 shares; and Mr. Scherp, options to purchase 70,000 shares.

There are no persons known to Conexant to be beneficial owners of more than 5% of any class of Conexant's voting securities outstanding as of November 30, 2009.

PROPOSAL NO. 2 — RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Deloitte & Touche has been Conexant's independent registered public accounting firm since 1998 and has been selected by the Audit Committee of the Board of Directors as Conexant's independent registered public accounting firm for the fiscal year ending September 30, 2011.

Before the Audit Committee appointed Deloitte & Touche, it carefully considered the qualifications of that firm, including its performance in prior years and its reputation for integrity and for competence in the fields of accounting and auditing.

We are not required to submit the appointment of Deloitte & Touche for stockholder approval, but our Board of Directors has elected to seek ratification of such appointment. If our stockholders do not ratify this appointment, the Audit Committee will reconsider its appointment of Deloitte & Touche and will either continue to retain this firm or appoint a new independent registered public accounting firm.

The affirmative vote of the holders of a majority of shares present in person or by proxy and entitled to vote on this proposal will be required to approve this Proposal No. 2. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as negative votes. Brokers are permitted to cast a vote "FOR" the proposal unless they receive other instructions from the beneficial owners of the shares.

A representative of Deloitte & Touche is expected to be present at the Annual Meeting and will have an opportunity to make a statement if he so desires. The representative will also be available to respond to appropriate questions from stockholders.

The Board unanimously recommends a vote "FOR" ratification of the appointment of Deloitte & Touche as independent registered public accountants for Conexant for the current fiscal year. Unless a contrary choice is specified, proxies solicited by the Board will be voted "FOR" ratification of the appointment.

Principal Accounting Fees and Services

The following table summarizes fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") for professional services rendered for fiscal years 2009 and 2010.

	2010	2009
Audit Fees	$626,949	$ 914,874
Audit-Related Fees	214,919	427,145
Tax Fees	7,400	6,428
All Other Fees	2,200	—
Total	$851,468	$1,348,447

Audit Fees. This category includes the audit of the Company's annual consolidated financial statements and the audit of the Company's internal control over financial reporting by Deloitte & Touche. This category also includes reviews of interim financial statements included in the Company's Form 10-Q quarterly reports.

Audit-Related Fees. This category includes professional services rendered (i) for international statutory audits, (ii) for certain agreed-upon procedures relating to the Company's credit facility, and (iii) for certain accounting consultation services.

Tax Fees. This category includes professional services rendered for tax consultations and tax compliance matters, including preparation of domestic and foreign tax returns.

Other Fees. This category includes professional subscription services.

All Audit Fees, Audit-Related Fees, Tax Fees, and All Other Fees are pre-approved by the Audit Committee during meetings of the Audit Committee. Pursuant to the adopted policy of the Audit Committee, any fees requiring approval prior to an Audit Committee meeting are pre-approved by the chairman of the Audit Committee and are subsequently reviewed and approved by the Audit Committee at its next meeting. All Audit Fees, Audit-Related Fees, Tax Fees, and All Other Fees for services rendered for fiscal years 2009 and 2010 were pre-approved in this manner.

OTHER MATTERS

Section 16 (a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Conexant's directors and executive officers, and persons who own more than 10% of a registered class of Conexant's equity securities, to file reports of ownership of, and transactions in, Conexant's securities with the SEC. Such directors, executive officers and 10% stockholders are also required to furnish Conexant with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms received by it, and on written representations from certain reporting persons, Conexant believes that during fiscal 2010 its directors, executive officers and 10% stockholders timely filed all forms required to be filed under Section 16(a).

2012 Stockholder Proposals or Nominations

Stockholders of the Company may submit proposals that they believe should be voted upon at the Company's Annual Meetings of Stockholders or nominate persons for election to the Board of Directors. Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals may be eligible for inclusion in the Company's Proxy Statement for the Company's 2012 Annual Meeting of Stockholders. To be eligible for inclusion in the Company's 2012 Proxy Statement, any such stockholder proposals must be submitted in writing to the Secretary of the Company no later than August 19, 2011. The submission of a stockholder proposal does not guarantee that it will be included in the Company's Proxy Statement.

In addition, under the Company's Bylaws, a stockholder desiring to present a stockholder proposal or nomination at the Company's 2012 Annual Meeting of Stockholders must deliver notice of such proposal or nomination in writing to the Secretary of the Company not less than 90 days nor more than 120 days prior to the anniversary of the 2011 Annual Meeting, unless the date of the 2012 Annual Meeting is advanced by more than 30 days or delayed (other than as a result of adjournment) by more than 60 days from the anniversary of the 2011 Annual Meeting. For the Company's 2012 Annual Meeting, this means that any such proposal or nomination must be submitted no earlier than September 22, 2011 and no later than October 22, 2011. If the date of the 2012 Annual Meeting is advanced by more than 30 days or delayed (other than as a result of adjournment) by more than 60 days from the anniversary of the 2011 Annual Meeting, the stockholder must submit any such proposal or nomination no earlier than the close of business on the 120th day prior to the 2012 Annual Meeting and no later than the close of business on the later of the 90th day prior to the 2012 Annual Meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The stockholder's submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of common stock of the Company. Proposals or nominations not meeting these requirements will not be entertained at the 2012 Annual Meeting. If the stockholder does not also comply with the requirements of Rule 14a-4 under the Exchange Act, the Company may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such proposal or nomination submitted by a stockholder. Stockholders should contact the Secretary of the Company in writing at 4000 MacArthur Boulevard, Newport Beach, California 92660-3095 to make any submission or to obtain additional information as to the proper form and content of submissions.

Annual Report to Stockholders and Financial Statements

The Company's Annual Report to Stockholders on Form 10-K for the fiscal year ended October 1, 2010, is being made available via the Internet and is being mailed to certain of the Company's stockholders together with this Proxy Statement. **Copies of the Company's Annual Report on Form 10-K for the fiscal year ended October 1, 2010 will also be furnished to interested stockholders, without charge, upon written request and is also available on Conexant's website (*http://ir.conexant.com*) under the Investor Relations section. Exhibits to the Form 10-K will be furnished upon written request and payment of a fee of fifteen cents per page covering the Company's costs. Written requests should be directed to the Company at 4000 MacArthur Boulevard, Newport Beach, California 92660-3095, Attention: Investor Relations.**

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual Meeting. If other matters come before the Annual Meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters.

Expenses of Solicitation

The cost of the solicitation of proxies will be borne by the Company, and we have retained Morrow & Co., LLC to solicit proxies for a fee of less than $10,000 plus a reasonable amount to cover expenses. In addition our directors, officers and other employees, without additional compensation, may also solicit proxies personally or in writing, by telephone, e-mail or otherwise. The Company will also reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses for sending proxy materials to principals and obtaining their proxies.

Delivery of Documents to Stockholders Sharing an Address

For stockholders who have received a printed copy of our proxy materials, the Company is delivering only one Notice of Internet Availability, Proxy Statement and annual report to multiple stockholders that share the same address unless we have received contrary instructions from one or more of such stockholders. Upon oral or written request, the Company will deliver promptly a separate copy of this Proxy Statement or the annual report to a stockholder at a shared address to which a single copy of these documents was delivered. If you are a stockholder at a shared address to which the Company delivered a single copy of this Proxy Statement or the annual report and you desire to receive a separate copy of this Proxy Statement or the annual report, or if you desire to notify us that you wish to receive a separate copy of such materials in the future, or if you are a stockholder at a shared address to which the Company delivered multiple copies of each of these documents and you desire to receive one copy in the future, please submit your request by mail or telephone to the Company at 4000 MacArthur Boulevard, Newport Beach, California 92660-3095, Attention: Investor Relations, (949) 483-4600.

If a broker, bank or other nominee holds your Conexant shares, please contact the broker, bank or other nominee directly if you have questions, require additional copies of this Proxy Statement or the annual report, or wish to receive separate copies of such materials in the future by revoking your consent to householding.

December 10, 2010

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 1, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-24923

CONEXANT SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**25-1799439**
(State of incorporation)	*(I.R.S. Employer Identification No.)*
4000 MacArthur Boulevard **Newport Beach, California**	**92660-3095**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code:
(949) 483-4600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock, $0.01 Par Value Per Share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant (based on the closing price as reported on the NASDAQ Global Select Market on April 2, 2010) was approximately $287 million. Shares of voting stock held by each officer and director and by each shareowner affiliated with a director have been excluded from this calculation because such persons may be deemed to be affiliates. This determination of officer or affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the registrant's Common Stock as of November 5, 2010 was 82,063,068.

Documents Incorporated by Reference

Portions of the registrant's Proxy Statement for the 2011 Annual Meeting of Shareholders to be held on January 20, 2011 are incorporated by reference into Part III of the Form 10-K.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and the like, the negatives of such expressions, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning:

- our expectations regarding the market share of our products, growth in the markets we serve and our market opportunities;
- our expectations regarding price and product competition;
- our expectations regarding continued demand and future growth in demand for our products in the communications, PC and consumer markets we serve;
- our expectations regarding the declines in our legacy products;
- our plans and expectations regarding the transition of our semiconductor products to smaller line width geometries;
- our expectation that we will be able to sustain the recoverability of our goodwill, intangible and tangible long-term assets;
- our product development plans;
- our expectations regarding the sale of our real property in Newport Beach;
- our expectation that our largest customers will continue to account for a substantial portion of our revenue;
- our expectations regarding our contractual obligations and commitments;
- our expectation that we will be able to protect our products and services with proprietary technology and intellectual property protection;
- our expectation that we will be able to meet our lease obligations (and other financial commitments);
- our expectations, subject to the qualifications expressed, regarding the sufficiency of our existing sources of liquidity, together with cash expected to be generated from operations, to fund our operations, research and development, anticipated capital expenditures, and working capital for at least the next twelve months;
- our expectation that we will be able to continue to rely on third party manufacturers to manufacture, assemble and test our products to meet our customers' demands; and
- our expectations that we will be able to use our net operating losses and other tax attributes to offset future taxable income.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. You are urged to carefully review the disclosures we make concerning risks and other factors that may affect our business and operating results, including, but not limited to, those made in Part I, Item 1A of this Annual Report on Form 10-K, and any of those made in our other reports filed with the Securities and Exchange Commission (SEC). Please consider our forward-looking statements in light of those risks as you read this Annual Report on Form 10-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

CONEXANT SYSTEMS, INC.

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	3
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	21
Item 2.	Properties	21
Item 3.	Legal Proceedings	22
Item 4.	Reserved	22
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	22
Item 6.	Selected Financial Data	24
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	26
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	39
Item 8.	Financial Statements and Supplementary Data	41
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	74
Item 9A.	Controls and Procedures	74
Item 9B.	Other Information	76
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	77
Item 11.	Executive Compensation	77
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	77
Item 13.	Certain Relationships and Related Transactions, and Director Independence	77
Item 14.	Principal Accountant Fees and Services	77
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	78

PART I

Item 1. *Business*

General

We design, develop and sell semiconductor system solutions, comprised of semiconductor devices, software and reference designs, for imaging, audio, embedded-modem, and video applications. These solutions include a comprehensive portfolio of imaging solutions for multifunction printers (MFPs), fax platforms, and interactive display frame market segments. Our audio solutions include high-definition (HD) audio integrated circuits, HD audio codecs, and speakers-on-a-chip solutions for personal computers, PC peripheral sound systems, audio subsystems, speakers, notebook docking stations, voice-over-IP speakerphones, USB headsets supporting Microsoft Office Communicator and Skype, and audio-enabled surveillance applications. We also offer a full suite of embedded-modem solutions for set-top boxes, point-of-sale systems, home automation and security systems, and desktop and notebook PCs. Additional products include decoders and media bridges for video surveillance, security and monitoring applications, and system solutions for analog video-based multimedia applications.

Our principal corporate office is located at 4000 MacArthur Boulevard, Newport Beach, CA 92660, and our main telephone number at that location is 949-483-4600. Our common stock trades on the NASDAQ Global Select Market under the symbol CNXT.

We were incorporated in Delaware in September 1996 and have been operating in the communications semiconductor business, including as part of the semiconductor systems business of Rockwell International Corporation (now Rockwell Automation, Inc.) since that time. We have been an independent public company since January 1999, following our spin-off from Rockwell. Since then, we have transformed our company from a broad-based communications semiconductor supplier into a fabless communications semiconductor supplier focused on delivering the technology and products for imaging, audio, embedded-modem, and video applications.

Divestitures

In August 2009, we completed the sale of certain assets related to our Broadband Access ("BBA") business to Ikanos Communications, Inc. ("Ikanos") for an aggregate consideration of approximately $54 million. Assets sold pursuant to the agreement with Ikanos include specified intellectual property, inventory, contracts, and tangible assets. Ikanos assumed certain liabilities, including obligations under transferred contracts and certain employee-related liabilities. We also granted to Ikanos a license to use certain of our retained technology assets in connection with Ikanos' current and future products in certain fields of use, along with a patent license covering certain of our retained patents to make, use, and sell such products (or, in some cases, components of such products).

In August 2008, we completed the sale of certain assets related to our Broadband Media Processing ("BMP") business to NXP B.V. ("NXP") for an aggregate consideration of approximately $110 million. Assets sold pursuant to the agreement with NXP include, among other things, specified patents, inventory, contracts and intangible assets. NXP assumed certain liabilities, including obligations under transferred contracts and certain employee-related liabilities. We also granted NXP a license to use certain of our retained technology assets in connection with NXP's current and future products in certain fields of use, along with a patent license covering certain of our retained patents to make, use and sell such products (or, in some cases, components of such products).

Strategy

Our objective is to become a leading supplier of semiconductor solutions and Application Specific Standard Products (ASSPs) to leading global original equipment manufacturer (OEM) and original design manufacturer (ODM) customers in consumer, communications, imaging, security, and computer markets. To achieve our objectives, we are pursuing the following strategies:

- Focus our product portfolio on targeted markets and growth opportunities where we can leverage our core expertise in analog and mixed-signal design, digital signal processing (DSP), firmware and software development, and our extensive applications knowledge to strengthen our market positions and expand market share.

- Capitalize on the depth of our global engineering talent and strength of our sales and marketing channels to expand into adjacent markets and provide innovative solutions to capture additional semiconductor content.
- Leverage our strong customer base and expand strategic relationships with industry-leading OEMs/ODMs to maximize design wins.

Products and Markets

Our expertise in analog and mixed-signal processing, DSP, firmware and software, and applications knowledge allows us to deliver semiconductor devices and integrated systems for consumer electronics products. We organize our products to address opportunities in imaging, audio, embedded-modem, and video applications as more fully described below. We expect that our future products will focus on leveraging our imaging, audio, and video solutions to address technology convergence opportunities within the markets we address, and adjacent high-growth markets. We consider all products to fall into one class of products-semiconductor devices. We position our devices to address the following applications:

Imaging Applications. Our imaging product portfolio includes highly integrated multifunction printers (MFPs) system-on-chip (SoC) solutions for inkjet, laser, and photo printers, and high-performance system solutions for interactive display appliances with Internet connectivity. We also provide SoCs and datapumps for facsimile applications. We believe that our combined imaging intellectual property, MFP systems knowledge, and extensive firmware and software stacks uniquely position us to successfully address the increasing demand for printers that feature higher print speed, copy speed, and quality. Our current architecture also enables us to support the trend to PC independent printing, which we believe will allow us to capture additional market share as cloud computing printing and mobile printing spur future demand. We also expect to benefit from the trend at major OEM printer companies who currently design their own silicon to outsource MFP designs to merchant semiconductor providers.

Audio Applications. Over the last decade we have created an extensive intellectual property portfolio by developing advanced voice and audio algorithms running on a DSP. Our innovative technical algorithms include 3D expansion (phantom speaker), dynamic range compression, and stage enhancement (BrightSoundTM) that improve the consumer audio experience in small speakers that are used in products such as mobile Internet devices, portable media players, and smartphone docking stations. Our solutions include HD audio integrated circuits, and HD audio codecs with an integrated Class-D amplifier, which enables higher audio performance at lower power consumption. With the convergence of entertainment and communications applications, we expect the demand for audio solutions with integrated voice and audio functionality to grow significantly. To address this opportunity, we offer "speakers-on-a-chip" solutions for applications including PC speakers, audio subsystems, notebook docking stations, VoIP speakerphones, USB headsets supporting Microsoft Office Communicator and Skype, and surveillance applications, as well as for interactive display appliances and tablet PCs. We also provide audio solutions for notebook computers to OEMs and ODMs globally. In the first quarter of fiscal 2009, we strengthened our product portfolio by entering into an exclusive agreement with Analog Devices Inc. (ADI) to manufacture, distribute and support ADI's complementary PC audio codec product family.

Embedded-Modem Applications. We have a long history of technological innovation and leadership in modem technology, including the development of the world's first analog modem chip. Our analog modem solutions have connected hundreds of millions of users worldwide to the Internet through their desktop and notebook PCs. Today, the majority of our analog modem solutions are used in embedded applications, including television set-top boxes for back channel applications, point-of-sale (POS) terminals, home automation and security systems and various industrial applications.

Video Applications. We offer video decoders and media bridges for video surveillance/security and consumer video applications. Our highly integrated multi-port video decoders can be used in PC-based or standalone embedded digital video recording (DVR) applications. These products enable multi-channel, bi-directional uncompressed digital audio and video transfers to a host computer for preview, processing, or compression via an integrated PCI Express (PCIe) interface. Additional video products include system solutions for analog video-based multimedia applications including PCTV.

We introduced a new ASSP designed to provide the video processing for wireless cameras targeted at home security and monitoring. This product, with its low power and ease of use, is ideally suited for motion sensors with visual verification, intercoms, baby monitors, and various remote monitoring products. We will continue to evolve this line focused on enhanced video capabilities and low power, which will broaden our reach into the growing home security and monitoring markets and allow us to cover a broad range of applications from the very low-end monitoring and do-it-yourself security systems to commercial multi-channel DVRs.

Research and Development

We have significant research, development, engineering and product design capabilities. As of October 1, 2010, we had 319 employees engaged in research and development activities at multiple design centers worldwide as compared to 308 employees as of October 2, 2009 and 814 employees as of October 3, 2008. The significant decrease in employees reflects the reduction of approximately 355 employees in connection with our sale in August 2009 of our BBA business, as well as continued right-sizing efforts made throughout the fiscal year 2009.

Our design centers provide design engineering and product application support as well as after-sales customer service. The design centers are strategically located around the world to be in close proximity to our OEM customers and to take advantage of key technical and engineering talent. Our major design centers are located in the United States. Additionally, we have integrated circuit design development activities in India and integrated circuit design, product and test engineering, and software support teams in China.

Our continuing operations incurred research and development expenses of $55.7 million, $51.4 million and $58.4 million during fiscal 2010, 2009 and 2008, respectively.

Manufacturing

We are a fabless semiconductor company, which means that we do not own or operate any wafer fabrication or assembly and test sites. We use several leading-edge wafer fabrication subcontractors, such as Taiwan Semiconductor Manufacturing Corporation (TSMC), to meet our typical planned production requirements. We have also qualified additional suppliers to meet short-term upside requirements as necessary during periods of tight capacity. We primarily use complementary metal-oxide semiconductor (CMOS) process technologies. Our products are manufactured in a variety of process technologies ranging from 0.8 micron technology, which is our most mature technology, to 90 nanometers, which is the most advanced production technology. We currently have product development efforts underway at the 65 nanometer process technology node, and are assessing the 40 nanometer technology for certain applications.

Our wafer probe testing is conducted by either our wafer fabrication subcontractors or other independent wafer probe test subcontractors. Following completion of the wafer probe tests, the die are assembled into packages and the finished products are tested by subcontractors. Our primary wafer assembly and test subcontractors include Amkor Technology and STATSChipPAC Ltd. These vendors are located in Taiwan, Korea, Singapore, China, the Philippines and Malaysia. We use several different package types, tester platforms and handler configurations to fulfill our product needs at the key supplier sites.

Capacity is primarily obtained using a process of short- and long-term forecasting for suppliers to assess our demand, and committing supply to meet the forecasts. We maintain a strong presence at supplier sites to ensure our capacity needs are fulfilled adequately.

Quality and Reliability

Our quality and reliability assurance systems ensure that our products meet our customers' and our internal product performance goals. Our quality management system maintains ISO 9001-2000 certification at our Newport Beach, California, facility. Our key suppliers are either already certified to ISO 9001 or have provided us with plans to achieve certification.

Our quality and reliability assurance department performs extensive environmental tests to demonstrate that our products meet our reliability performance goals. We use industry accepted environmental tests and test methods wherever practical during product qualification.

In addition, our engineering and marketing organizations exercise extensive control during the definition, development and release to production of new products. We have a comprehensive set of design control procedures that:

- determine the quality, reliability and performance objectives for new products;
- provide program/project management, resource identification and facilities;
- ensure verification and validation activities;
- provide criteria for acceptability; and
- clearly define records that are necessary to provide confidence of conformity of the processes and resulting product to our quality system requirements.

We qualify all key suppliers (wafer foundries and assembly subcontractors) and their manufacturing processes. Our key suppliers must agree to our quality system requirements, pass a quality management system audit, and successfully complete a rigorous reliability test plan. We design these qualification requirements as preventive actions to eliminate the causes and occurrence of potential nonconformities. These qualification requirements, reliability test plans, and quality system audits are appropriate to minimize the impact of potential problems.

We developed a Social and Environmental Management System (SEMS) that is used as a framework to develop and manage programs that prevent pollution, minimize the company's overall environmental impact, reduce health and safety risks, promote integrity and fair labor practice, and continually improve business practices and performance. Conexant's SEMS is certified to ISO 14001:2004 (International Organization for Standardization — Environmental Management Systems) and conforms to the requirements of OHSAS 18001:2007 (Occupational Health and Safety Administration Standard — Health and Safety Management Systems), and the EICC (Electronic Industry Citizenship Coalition — Electronic Industry Code of Conduct).

Customers, Marketing and Sales

We market and sell our semiconductor products and system solutions directly to leading OEMs of communication electronics products and indirectly through electronic components distributors, channel partners, and resellers.

Sales to distributors and resellers accounted for approximately 24%, 36% and 34% of our net revenues in fiscal 2010, 2009 and 2008, respectively. In fiscal 2010, 2009 and 2008, there was one distributor, Sertek Incorporated, that accounted for 13%, 23% and 23% of our net revenues, respectively. Sales to our twenty largest customers accounted for approximately 82%, 87% and 83% of our net revenues in fiscal years 2010, 2009 and 2008, respectively.

Revenues derived from customers located in the Americas, the Asia-Pacific region and in Europe, the Middle East and Africa, as a percentage of total net revenues, were as follows:

	Fiscal Year Ended		
	2010	2009	2008
United States	6%	3%	3%
Other Americas	2%	1%	3%
China	60%	64%	64%
Taiwan	10%	7%	6%
Other Asia-Pacific	21%	24%	22%
Europe, Middle East and Africa	1%	1%	2%
Total foreign	94%	97%	97%
	100%	100%	100%

A portion of the products we sell to OEMs and third-party manufacturing service providers in China and the Asia-Pacific region are ultimately shipped to end markets in the Americas and Europe.

We have a worldwide sales and marketing organization comprised of 129 employees as of October 1, 2010 in various domestic and international locations. To complement our direct sales and customer support efforts, we also sell our products through independent manufacturers' representatives, distributors, resellers, and dealers. In addition, our design and applications engineering staff is actively involved with customers during all phases of design and production and provides customer support through our worldwide sales offices, which are generally in close proximity to customers' facilities.

See Item 1A, Risk Factors, in this report for a discussion of risks and uncertainties related to our international operations.

Backlog

Our sales are made primarily pursuant to standard purchase orders for delivery of products, with such purchase orders officially acknowledged by us according to our own terms and conditions. Because industry practice allows customers to cancel orders with limited advance notice to us prior to shipment, we believe that backlog as of any particular date may not be indicative of our future revenue levels.

Competition

The communications semiconductor industry in general, and the markets in which we operate in particular, are intensely competitive. We compete worldwide with a number of U.S. and international suppliers that are both larger and smaller than us in terms of resources and market share. We anticipate that additional competitors will enter our markets and expect intense price and product competition to continue.

We compete primarily with Integrated Device Technology, Inc., LSI Corporation, Marvell Technology Group Ltd., Realtek Semiconductor Corporation, Silicon Laboratories, Inc., Intersil Corporation, Wolfson Microelectronics plc, and Zoran Corporation.

Intellectual Property and Proprietary Rights

We currently own over 800 United States and foreign patents and patent applications related to our products, processes and technologies. We also cross-license portions of our intellectual property and are licensed or cross-licensed under a number of intellectual property portfolios in the industry that are relevant to our technologies and products. We have filed and received federal and international trademark registrations of our Conexant trademarks. We believe that our intellectual property, including patents, patent applications, licenses and trademarks are of material importance to our business. We believe the duration of our intellectual property rights is adequate relative to the expected lives of our products. Due to the fast pace of innovation and product development, in certain cases our products may become obsolete before the patents, and other intellectual property rights, related to them expire. In addition to protecting our proprietary technologies and processes, we constantly strive to strengthen and enhance our intellectual property portfolio. We use the portfolio to seek licensing opportunities, to negotiate cross-licenses with other intellectual property portfolios, to gain access to intellectual property of others and to avoid, defend against, or settle litigation. While in the aggregate our patents, patent applications, licenses and trademarks are considered important to our operations, they are not considered of such importance that the loss or termination of any one of them would materially affect our business or financial condition.

Environmental Regulation

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had, and will continue to have, an impact on our former manufacturing operations. To date, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on our liquidity and capital resources, competitive position or financial condition. We believe that any expenditure necessary for the resolution of environmental claims will not have a material adverse effect on our liquidity and capital resources, competitive position or financial condition. We cannot assess the possible effect of compliance with future requirements.

Employees

As of October 1, 2010, we had 596 employees. None of our employees are covered by collective bargaining agreements. We believe our future success will depend in large part upon our continued ability to attract, motivate, develop and retain highly-skilled and dedicated employees.

Available Information

We maintain an Internet website at www.conexant.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, along with our annual report to stockholders and other information related to our company, are available free of charge on this site as soon as reasonably practicable after we electronically file or furnish these reports with the Securities and Exchange Commission. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

Our business, financial condition and results of operations can be impacted by a number of risk factors, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock or other securities.

References in this section to our fiscal year refer to the fiscal year ending on the Friday nearest September 30 of each year.

We are a much smaller company than in the recent past and dependent on fewer products for our success.

We are a much smaller company than in the recent past with a narrower, less diversified and more focused portfolio of products. Our smaller size could cause our cash flow and growth prospects to be more volatile and make us more vulnerable to focused competition. We will also have less capital available for research and development and for strategic investments and acquisitions. As a smaller company, we will be subject to greater revenue fluctuations if our older product lines sales were to decline faster than we anticipate. Moreover, we could also face greater challenges in satisfying or refinancing our debt obligations as they become due. In addition, we may not be able to appropriately restructure our supporting functions to fit the needs of a smaller company.

Our success depends on our ability to timely develop competitive new products to offset declines in our legacy products, increase market share, and reduce costs.

Our operating results depend largely on our ability to introduce new and enhanced semiconductor products on a timely basis to enable us to grow and to replace decreasing revenue from our established legacy products, which include wireless networking solutions, computer modems and modems for digital television platforms in Japan. Successful product development and introduction depends on numerous factors, including, among others, our ability to:

- anticipate customer and market requirements and changes in technology and industry standards;
- define accurately new products;
- complete development of new products and bring our products to market on a timely basis;
- differentiate our products from offerings of our competitors;
- achieve overall market acceptance of our products; and
- coordinate product development efforts between and among our sites, particularly in India and China, to manage the development of products at remote geographic locations.

We may not have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. The complexity of our products may lead to errors, defects and bugs which could subject us to significant costs or damages and adversely affect market acceptance of our products. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

The average selling prices of our established legacy products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross profits.

Many of our products face significant competition and are subject to rapid declines in average selling prices over the life of the products. We have historically decreased the average selling prices of many of our products in order to meet market demand, and we expect that we will continue to reduce prices in the future. Reductions in our average selling prices to one customer could impact our average selling prices to all customers. A decline in average selling prices could harm our gross margins. Historically, we have generally been able to substantially offset

reductions in our average selling prices with decreases in our product costs and increases in our unit volumes. Our financial results will suffer if we are unable to offset any future reductions in our average selling prices by increasing our unit volumes, reducing our costs or developing new or enhanced products on a timely basis with higher selling prices or gross profit. While gross profit may decline as a result of reductions in average selling prices, we may continue to incur research and development costs at higher or existing levels to develop future products. This continued spending would have an adverse impact on our immediate operating results if our revenue does not continue to grow or our gross margins decline.

We are subject to intense competition.

The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of U.S. and international semiconductor providers that are both larger and smaller than us in terms of resources and market share. We continually face significant competition in our markets. This competition results in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of expected growth opportunities, technological and public policy changes and relatively low barriers to entry in certain markets of the industry. We believe that the principal competitive factors for semiconductor suppliers in our addressed markets are:

- time-to-market;
- product quality, reliability and performance;
- level of integration;
- price and total system cost;
- compliance with industry standards;
- design and engineering capabilities;
- strategic relationships with customers;
- customer support;
- new product innovation; and
- access to manufacturing capacity.

In addition, the financial stability of suppliers is an important consideration in our customers' purchasing decisions. Many of our competitors have certain advantages over us, such as significantly greater sales and marketing, manufacturing, distribution, technical, financial and other resources. In addition, many of our current and potential competitors have a stronger financial position, less indebtedness and greater financial resources than we do. These competitors may be able to devote greater financial resources to the development, promotion and sale of their products than we can. Our relationship with existing and potential customers could be adversely affected if our customers perceive that we lack an appropriate level of financial liquidity or stability or if they think we are too small to do business with.

Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns that may negatively impact our business, financial condition, cash flow and results of operations.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. Recent domestic and global economic weakness and uncertainty have presented unprecedented and

challenging conditions reflecting continued concerns about the availability and cost of credit, the U.S. mortgage market, declining real estate values, increased energy costs, decreased consumer confidence and spending and added concerns fueled by the U.S. federal government's interventions in the U.S. financial and credit markets. These conditions have contributed to instability in both U.S. and international capital and credit markets and diminished expectations for the U.S. and global economy. In addition, these conditions make it extremely difficult for our customers to accurately forecast and plan future business activities and could cause U.S. and foreign businesses to slow spending on our products, which could cause our sales to decrease or result in an extension of our sales cycles. Further, given uncertainty in the economic environment, our customers may have difficulties obtaining capital at adequate or historical levels to finance their ongoing business and operations, which could impair their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our days sales outstanding would be negatively impacted. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide or within our industry. If the economy or markets in which we operate continue to be subject to these adverse economic conditions, our business, financial condition, cash flow and results of operations will be adversely affected.

Since we have limited visibility as to the volume of sales of our products by our customers and inventory levels of our products held by our customers, our ability to forecast accurately future demand for and sales of our products is limited.

We sell our chipsets to OEMs, who integrate our chipsets into their products, or to ODMs who include our chipsets in the products they supply to OEMs. We have limited visibility as to the volume of our products that our OEM and ODM customers are selling to their customers or carrying in their inventory. If our customers have excess inventory or experience a slowing of products sold through to their end customers, it would likely result in a slowdown in orders from our customers and adversely impact our future sales and inventory.

Our products typically have lengthy sales cycles. A customer may decide to cancel or change its product plans, which could cause us to lose anticipated sales and we may incur significant expenses before we generate any revenues

After we have developed and delivered a product to a customer, the customer will usually evaluate our product prior to designing its own equipment to incorporate our product. Our customers may need several months to test, evaluate and choose whether to adopt our product, and to begin volume production of equipment that incorporates our product. Due to these lengthy sales cycles, we may experience significant delays from the time we incur certain research and development costs, selling, general and administrative expenses, and build initial inventory, until the time we generate revenue from these products. It is possible that we may never generate any revenue from these products after incurring such expenditures. Even if a customer selects our solution to incorporate into its product, we have no assurances that the customer will ultimately market and sell its product or that such efforts by our customer will be successful. The delays inherent in our lengthy sales cycle also increase the risk that a customer will decide to cancel or curtail, reduce or delay its product plans. Such a cancellation or change in plans by a customer could cause us to lose sales that we had anticipated.

We will continue to expend substantial resources developing products for new applications or markets and may never achieve the sales volume that we anticipate for these products, which may limit our future growth and harm our results of operations.

We have focused our R&D investments in Imaging, Audio and Video areas. Through the acquisition of the Sigmatel MFP business in 2008, and the purchase of assets and certain liabilities of the ADI audio business in 2009 and our internal development efforts, we have increased our sales in these application areas. Although we plan to continue to drive growth in these applications and other new areas, we still have a significant portion of revenue coming from our legacy modem businesses. Our future success will depend in part upon our ability to offer products outside of this legacy business, and we face a number of risks in connection with these products, including those described in other risk factors in this report. We have in the past, and will likely in the future, expend substantial resources in developing new and additional products for new applications and markets. We may experience unforeseen difficulties and delays in developing these products and defects upon volume production and broad

deployment. In addition, we will have limited experience in these new markets, and we may be unsuccessful in marketing and selling any products we develop for these or other new markets. The markets we choose to enter will likely be highly competitive and many of our competitors will have substantially more experience in these markets. Our success will depend on the growth of the markets we enter, the competitiveness of our products and our ability to increase our market share in these markets. If we choose to enter markets that do not achieve or sustain the growth we anticipate, or if our products are not competitive, we may not achieve volume sales, which may limit our future growth and would harm our results of operations.

The loss of a key customer could seriously impact our revenue levels and harm our business. In addition, if we are unable to continue to sell existing and new products to our key customers in significant quantities or to attract new significant customers, our future operating results could be adversely affected. In addition, if a second source supplier becomes available to a key customer for whom we are the sole supplier, our revenue from that key customer could be adversely affected.

We have derived a substantial portion of our past revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our 20 largest customers, including distributors, represented approximately 82%, 87% and 83% of our net revenues in fiscal years ended October 1, 2010, October 2, 2009 and October 3, 2008, respectively. For fiscal years ended October 1, 2010, October 2, 2009 and October 3, 2008, one distributor accounted for 13%, 23% and 23% of our net revenues, respectively. We expect that our largest customers will continue to account for a substantial portion of our net revenue in future periods. The identities of our largest customers and their respective contributions to our net revenue have varied and will likely continue to vary from period to period. We may not be able to maintain or increase sales to certain of our key customers for a variety of reasons, including the following:

- most of our customers can stop incorporating our products into their own products with limited notice to us and suffer little or no penalty;
- our agreements with our customers typically do not require them to purchase a minimum quantity of our products;
- our customers' perceptions of our liquidity and viability may have a negative impact on their decisions to incorporate our products into their own products;
- many of our customers have pre-existing or concurrent relationships with our current or potential competitors that may affect the customers' decisions to purchase our products;
- our customers face intense competition from other manufacturers that do not use our products;
- some of our customers offer or may offer products that compete with our products;
- some of our customers' liquidity may be negatively affected by continued uncertainty in global economic conditions; and
- our small size, our cost-savings efforts and any future liquidity constraints may limit our ability to develop and deliver new products to customers.

In addition, our longstanding relationships with some larger customers may also deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer certain customers favorable prices on our products. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new significant customers could seriously impact our revenue and materially and adversely affect our results of operations.

Further, our product portfolio consists predominantly of semiconductor solutions for the communications, PC, and consumer markets. Recently, unfavorable domestic and global economic conditions have had an adverse impact on demand in these end-user markets by reducing overall consumer spending or shifting consumer spending to products other than those made by our customers. Any prolonged or significant decrease in consumer spending by customers in these end-markets will adversely impact demand by our customers for our products and could also

slow new product introductions by our customers and by us. Lower net sales of our products would have an adverse effect on our revenue, cash flow and results of operations.

We may not be able to keep abreast of the rapid technological changes in our markets.

The demand for our products can change quickly and in ways we may not anticipate because the markets we operate in generally exhibit the following characteristics:

- rapid technological developments;
- rapid changes in customer requirements;
- frequent new product introductions and enhancements;
- short product life cycles with declining prices over the life cycle of the products;
- evolving industry standards; and
- constant transitioning to smaller geometry process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries, increased expenses and loss of design wins to our competitors.

Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

If OEMs of electronics products do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

Our products are components of other products. As a result, we rely on OEMs of electronics products to select our products from among alternative offerings to be designed into their equipment. We may be unable to achieve these "design wins." Without design wins from OEMs, we would be unable to sell our products. Once an OEM designs another supplier's semiconductors into one of its product platforms, it will be more difficult for us to achieve future design wins with that OEM's product platform because changing suppliers involves significant cost, time, effort and risk. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, it or its own products are not commercially successful.

Our operating and financial flexibility is limited by the terms of the agreement governing our accounts receivable financing facility and the terms of the indenture governing our senior secured notes due 2015.

The agreement governing our accounts receivable financing facility and the indenture governing our senior secured notes due 2015 contain financial and other covenants that may limit our ability to take, or prevent us from taking, certain actions that we believe are in the best interests of our business and our stockholders. For example, the indenture governing our senior secured notes contains covenants that restrict, subject to certain exceptions, our ability and the ability of our subsidiaries who are guarantors of our senior secured notes to incur or guarantee additional indebtedness or issue certain redeemable or preferred stock; repurchase capital stock; pay dividends on or make other distributions in respect of our capital stock or make other restricted payments; make certain investments; create liens; redeem junior debt; sell certain assets; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; enter into certain types of transactions with affiliates; and enter into sale-leaseback transactions. In addition, we are required to use the proceeds of certain asset dispositions to offer to repurchase our senior secured notes if we do not use the proceeds within 360 days to invest in assets (other than current assets) to be used in our business; and this requirement limits our ability to use asset sale proceeds to fund our operations. The restrictions imposed by the agreement governing our accounts receivable financing facility and the indenture

governing our senior secured notes may prevent us from taking actions that could help to grow our business or increase the value of our securities.

We are subject to the risks of doing business internationally.

For the fiscal years ended October 1, 2010, October 2, 2009 and October 3, 2008, net revenues from customers located outside of the United States ("U.S."), primarily in the Asia-Pacific region, represented approximately 94%, 97% and 97%, respectively, of our total net revenues. In addition, many of our key suppliers are located outside of the U.S. Our international operations consist of research and development, sales offices, and other general and administrative functions. Our international operations are subject to a number of risks inherent in operating abroad. These include, but are not limited to, risks regarding:

- difficulty in obtaining distribution and support;
- local economic and political conditions;
- limitations on our ability under local laws to protect our intellectual property;
- currency exchange rate fluctuations;
- disruptions of commerce and capital or trading markets due to or related to terrorist activity, armed conflict, or natural disasters;
- restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs;
- the laws and policies of the U.S. and other countries affecting trade, foreign investment and loans, and import or export licensing requirements; and
- tax laws, including the cost of services provided and products sold between us and our subsidiaries which are subject to review by taxing authorities.

Further, because most of our international sales are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. From time to time, we may enter into foreign currency forward exchange contracts to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into during the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes. As of October 1, 2010, we did not have any outstanding foreign currency exchange contracts. Our financial condition and results of operations could be affected (adversely or favorably) by currency fluctuations.

We also conduct a significant portion of our international sales through distributors. Sales to distributors and other resellers accounted for approximately 24%, 36% and 34% of our net revenues for the fiscal years ended October 1, 2010, October 2, 2009 and October 3, 2008, respectively. Our arrangements with these distributors are terminable at any time, and the loss of these arrangements could have an adverse effect on our operating results.

Our success depends, in part, on our ability to effect suitable investments, alliances, acquisitions and where appropriate, divestitures and restructurings.

Although we invest significant resources in research and development activities, the complexity and speed of technological changes make it impractical for us to pursue development of all technological solutions on our own. On an ongoing basis, we review investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

Moreover, if we consummate such transactions, they could result in:

- write-offs of in-process research and development;
- the incurrence of substantial debt and assumption of unknown liabilities;

- the potential loss of key employees from the acquired company;
- amortization expenses related to intangible assets; and
- the diversion of management's attention from other business concerns.

Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources and our relationships with employees and customers, and ultimately may not be successful. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our products and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with acquisitions and the integration of multiple operations could have an adverse effect on our business, results of operations or financial condition.

Moreover, in the event that we have unprofitable operations or products, we may be forced to restructure or divest such operations or products. There is no guarantee that we will be able to restructure or divest such operations or products on a timely basis or at a value that will avoid further losses or that will successfully mitigate the negative impact on our overall operations or financial results.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a portion of our products through distributors and other resellers, some of whom have a right to return unsold products to us. Sales to distributors and other resellers accounted for approximately 24%, 36% and 34% of our net revenues for the fiscal years ended October 1, 2010, October 2, 2009 and October 3, 2008, respectively. Our distributors may offer products of several different suppliers, including products that may be competitive with ours. Accordingly, there is a risk that the distributors may give priority to other suppliers' products and may not sell our products as quickly as forecasted, which may impact the distributors' future order levels. We routinely purchase inventory based on estimates of end-market demand for our customers' products, which is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors and other resellers or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously-sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory.

We are dependent upon third parties for the manufacture, assembly and testing of our products.

We are entirely dependent upon outside wafer fabrication facilities (known as foundries or fabs). Therefore, our revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer fabrication capacity. If the semiconductor industry experiences a shortage of wafer fabrication capacity in the future, we risk experiencing delays in access to key process technologies, production or shipments and increased manufacturing costs. Moreover, our foundry partners often require significant amounts of financing in order to build or expand wafer fabrication facilities. However, current uncertain economic conditions have also resulted in a tightening in the credit markets, decreased the level of liquidity in many financial markets and resulted in significant volatility in the credit and equity markets. These conditions may make it difficult for foundries to obtain adequate or historical levels of capital to finance the building or expansion of their wafer fabrication facilities, which would have an adverse impact on their production capacity and could in turn negatively impact our wafer output. In addition, certain of our suppliers have required that we keep in place standby letters of credit for all or part of the products we order. Such requirement, or a requirement that we pre-pay for all or part of vendor invoices or that we shorten our payment cycle times in the future, may negatively impact our liquidity and cash position, or may not be available to us due to our then-current liquidity or cash position, and would have a negative impact on our ability to produce and deliver products to our customers on a timely basis.

The foundries we use may allocate their limited capacity to fulfill the production requirements of other customers that are larger and better financed than us. If we choose to use a new foundry, it typically takes several

months to redesign our products for the process technology and intellectual property cores of the new foundry and to complete the qualification process before we can begin shipping products from the new foundry.

We are also dependent upon third parties for the assembly and testing of our products. Our reliance on others to assemble and test our products subjects us to many of the same risks that we have with respect to our reliance on outside foundries. Wafer fabrication processes are subject to obsolescence, and foundries may discontinue a process used for certain of our products. In such event, we generally offer our customers a "last time buy" program to satisfy their anticipated requirements for that product. The unanticipated discontinuation of wafer fabrication processes on which we rely may adversely affect our revenues and our customer relationships.

In the event of a disruption of the operations of one or more of our suppliers, we may not have a second manufacturing source immediately available. Such an event could cause significant delays in shipments until we could shift the products from an affected facility or supplier to another facility or supplier. The manufacturing processes we rely on are specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer fabrication capacity, may not be available to us on a timely basis. Even if alternate wafer fabrication capacity is available, we may not be able to obtain it on favorable terms, or at all. All such delays or disruptions could impair our ability to meet our customers' requirements and have a material adverse effect on our operating results.

In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries from time to time to experience lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers' demands for our products on a timely basis and may adversely affect our cost of goods sold and our results of operations.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

We use a significant amount of intellectual property in our business. We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. At times, we incorporate intellectual property licensed from our customers and other third parties into our designs, and we have obligations with respect to the non-use and non-disclosure of their intellectual property. In the past, we have engaged in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We may engage in future litigation on similar grounds, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. We cannot assure you that:

- the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

- any existing or future patents will not be challenged, invalidated or circumvented; or

- any of the measures described above would provide meaningful protection.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology, it would make it easier for our competitors to offer similar products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

A significant portion of our intellectual property rights is located in foreign jurisdictions. Because of the differences in foreign patent, trademark and other laws concerning proprietary rights, our intellectual property rights frequently do not receive the same degree of protection in foreign jurisdictions as they would in the U.S. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our ability to use, make, sell, export or import our products or one or more components comprising our products.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their patents and technologies. Any litigation to determine the validity of claims that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

- pay substantial damages;
- cease the manufacture, use or sale of infringing products, processes or technologies;
- discontinue the use of infringing technology;
- expend significant resources to develop non-infringing technology, which we may not be successful in developing; or
- license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all.

The price of our common stock may fluctuate significantly, which may make it difficult for you to resell your common stock when you want or at prices you find attractive.

The price of our common stock is volatile and may fluctuate significantly. For example, since September 29, 2007, the price of our stock has ranged from a high of $14.80 per share to a low of $0.26 per share. We cannot assure you as to the prices at which our common stock will trade or that an active trading market in our common stock will be sustained in the future. In addition to the matters discussed in other risk factors included herein, some of the reasons for fluctuations in our stock price could include:

- our operating and financial performance and prospects;
- the depth and liquidity of the market for our common stock;
- investor perception of us and the industry in which we operate;
- the level of research coverage of our common stock;
- changes in earnings estimates or buy/sell recommendations by analysts;
- general financial, domestic, international, economic and other market conditions;
- proposed acquisitions by us or our competitors;
- the hiring or departure of key personnel; and
- adverse judgments or settlements obligating us to pay damages.

In addition, public stock markets have experienced, and may in the future experience, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

We own or lease a significant amount of space in which we do not conduct operations, and doing so exposes us to the financial risks of default by our tenants and subtenants and expenses related to carrying vacant property.

As a result of our various reorganization and restructuring related activities, we lease or own a number of domestic facilities in which we do not operate. At October 1, 2010, we had 407,175 square feet of leased space and 456,000 square feet of owned space, of which approximately 89% was being leased to third parties and 11% was vacant and offered for lease. Included in these amounts are 389,000 square feet of owned space in Newport Beach, California that we have leased to TowerJazz (formerly Jazz Semiconductor, Inc.). As of October 1, 2010, the aggregate amount owed to landlords under space we lease but do not operate over the remaining terms of the leases was approximately $56.0 million and, of this amount, subtenants had lease obligations to us in the aggregate amount of $13.7 million. The space we have subleased to others is, in some cases, at rates less than the amounts we are required to pay landlords and, of the aggregate obligations we had to landlords for unused space at October 1, 2010, approximately $7.0 million was attributable to space we were attempting to sublease. In the event one or more of our subtenants fails to make lease payments to us or otherwise defaults on their obligations to us, we could incur substantial unanticipated payment obligations to landlords. In addition, in the event tenants of space we own fail to make lease payments to us or otherwise default on their obligations to us, we could be required to seek new tenants and we cannot assure you that our efforts to do so would be successful or that the rates at which we could do so would be attractive. In the event our estimates regarding our ability to sublet our available space are incorrect, we would be required to adjust our restructuring reserves, which could have a material impact on our financial results in the future.

We have historically incurred substantial losses and may incur additional future losses.

Our loss from continuing operations (as retrospectively adjusted) for the fiscal years ended October 2, 2009 and October 3, 2008 was $40.5 million and $12.7 million, respectively. These results have had a negative impact on our financial condition and operating cash flows. We cannot assure you that our business will be profitable or that we will not incur additional substantial losses in the future. Additional operating losses or lower than expected product sales will adversely affect our cash flow and financial condition and could impair our ability to satisfy our indebtedness obligations as such obligations come due.

The value of our warrant to purchase 6.1 million shares of Mindspeed common stock is subject to material increases and decreases in value based on factors beyond our control.

We have a warrant to purchase approximately 6.1 million shares of Mindspeed common stock at an exercise price of $16.74 per share through June 2013. At October 1, 2010 and October 2, 2009, the market value of Mindspeed common stock was $7.73 and $3.05 per share, respectively. We account for the Mindspeed warrant as a derivative instrument, and changes in the fair value of the warrant are included under other expense (income), net in the statement of operations for each period. At October 1, 2010 and October 2, 2009, the aggregate fair value of the Mindspeed warrant included on the accompanying consolidated balance sheets was $20.7 million and $5.1 million, respectively. At October 1, 2010, the warrant was valued using the Black-Scholes-Merton model with an expected term of 2.75 years, expected volatility of 101%, risk-free interest rate of 0.58% and no dividend yield. The aggregate fair value of the warrant is reflected as a long-term asset on the accompanying consolidated balance sheets because we do not intend to liquidate any portion of the warrant in the next twelve months. At October 1, 2010 and October 2, 2009, the value of the warrant represented 7% and 1%, respectively, of total assets.

The valuation of this derivative instrument is subjective, and option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Changes in these assumptions can materially affect the fair value estimate. We could, at any point in time, ultimately realize amounts significantly different than the carrying value.

We may not be able to attract and retain qualified management, technical and other personnel necessary for the design, development and sale of our products. Our success could be negatively affected if key personnel leave.

Our future success depends on our ability to attract and to retain the continued service and availability of skilled personnel at all levels of our business. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel can be intense. While we have entered into employment agreements with some of our key personnel, we cannot assure you that we will be able to attract and retain qualified management and other personnel necessary for the design, development and sale of our products.

Litigation could be costly and harmful to our business.

We are involved in various claims and lawsuits from time to time. For example, in February 2005, certain of our current and former officers and our Employee Benefits Plan Committee were named as defendants in a purported breach of fiduciary duties class action lawsuit that we recently settled for $3.25 million. Any of these claims or legal actions could adversely affect our business, financial position and results of operations and divert management's attention and resources from other matters.

If any of the tax holidays or favorable tax incentives under which we operated in certain foreign jurisdictions are disallowed, our results of operations may be materially and adversely affected.

We operated under tax holidays and favorable tax incentives in certain foreign jurisdictions. While we believe we qualified for these incentives that reduced our income taxes and operating costs, the incentives required us to meet specified criteria, which are subject to audit and review. We cannot assure you that we met such criteria that would enable us to enjoy such tax holidays and incentives or realize any tax benefits from the tax holidays and incentives. If any of our tax holidays or incentives are terminated, our results of operations may be materially and adversely affected.

Our ability to use our net operating losses ("NOLs") and other tax attributes to offset future taxable income could be limited by an ownership change and/or decisions by California and other states to suspend the use of NOLs.

We have significant NOLs, R&D tax credits, capitalized R&D and amortizable goodwill available to offset our future U.S. federal and state taxable income. A significant amount of our NOLs were acquired in the acquisition of certain of our subsidiaries. Those NOLs are subject to limitations imposed by Section 382 of the Internal Revenue Code (and applicable state law). In addition, our ability to utilize any of our NOLs and other tax attributes may be subject to significant limitations under Section 382 of the Internal Revenue Code (and applicable state law) if we undergo an ownership change. An ownership change occurs for purposes of Section 382 of the Internal Revenue Code if, among other things, 5% stockholders (i.e., stockholders who own or have owned 5% or more of our stock (with certain groups of less-than-5% stockholders treated as single stockholders for this purpose)) increase their aggregate percentage ownership of our common stock by more than fifty percentage points above the lowest percentage of the stock owned by these stockholders at any time during the relevant testing period. Stock ownership for purposes of Section 382 of the Internal Revenue Code is determined under a complex set of attribution rules, so that a person is treated as owning stock directly, indirectly (i.e., through certain entities) and constructively (through certain related persons and certain unrelated persons acting as a group). In the event of an ownership change, Section 382 imposes an annual limitation (based upon our value at the time of the ownership change, as determined under Section 382 of the Internal Revenue Code) on the amount of taxable income a corporation may offset with NOLs. If we undergo an ownership change, Section 383 would also limit our ability to use R&D tax credits. In addition, if the tax basis of our assets exceeded the fair market value of our assets at the time of the ownership change, Section 382 could also limit our ability to use amortization of capitalized R&D and goodwill to offset taxable income for the first five years following an ownership change. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOLs. As a result, our inability to utilize these NOLs, credits or amortization as a result of any ownership changes could adversely impact our operating results and financial condition.

In addition, California and certain states have suspended use of NOLs and credits for certain taxable years, and other states are considering similar measures. As a result, we may incur higher state income tax expense in the future. Depending on our future tax position, continued suspension of our ability to use NOLs, credits and tax attributes in states in which we are subject to income tax could have an adverse impact on our operating results and financial condition.

In the event of a change of control, we may not be able to repurchase our outstanding debt as required by the applicable indenture, which would result in a default under the indenture.

Upon a change of control, we will be required to offer to repurchase all of our senior notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the applicable repurchase date. As of October 1, 2010, the aggregate outstanding principal amount of the senior notes was $175.0 million. Future debt agreements may contain similar provisions. We may not have the financial resources to repurchase our indebtedness.

We have significant goodwill and intangible assets, and future impairment of our goodwill and intangible assets could have a material negative impact on our financial condition and results of operations.

At October 1, 2010, we had $109.9 million of goodwill and $4.3 million of intangible assets, net, which together represented approximately 37% of our total assets. In periods subsequent to an acquisition, at least on an annual basis or when indicators of impairment exist, we must evaluate goodwill and acquisition-related intangible assets for impairment. When such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings. If our market capitalization drops below our book value for a prolonged period of time, our assumptions regarding our future operating performance change or other indicators of impairment are present, we may be required to write-down the value of our goodwill and acquisition-related intangible assets by taking a charge against earnings.

Our remaining goodwill is associated with our business. Goodwill is tested at the reporting unit level annually in the fourth fiscal quarter and, if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. During the fourth fiscal quarter of 2010, we determined that the fair value of our business was greater than its carrying value and therefore there was no impairment of goodwill as of October 1, 2010. Because of the significance of our remaining goodwill and intangible asset balances, any future impairment of these assets could have a material adverse effect on our financial condition and results of operations, although, as a charge, it would have no effect on our cash flow. Significant impairments may also impact shareholders' equity (deficit).

Our revenues, cash flow from operations and results of operations have fluctuated in the past and may fluctuate in the future, particularly given uncertain domestic and global economic conditions.

Our revenues, cash flow and results of operations have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

- changes in end-user demand for the products manufactured and sold by our customers;
- the timing of receipt, reduction or cancellation of significant orders by customers;
- adverse economic conditions, including the unavailability or high cost of credit to our customers;
- the inability of our customers to forecast demand based on uncertain economic conditions;
- seasonal customer demand;
- the gain or loss of significant customers;
- market acceptance of our products and our customers' products;
- our ability to develop, introduce and market new products and technologies on a timely basis;

- the timing and extent of product development costs;
- new product and technology introductions by competitors;
- changes in the mix of products we develop and sell;
- fluctuations in manufacturing yields;
- availability and cost of products from our suppliers;
- intellectual property disputes; and
- the effect of competitive pricing pressures, including decreases in average selling prices of our products.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our business, financial condition, cash flow and results of operations.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our corporate headquarters are located in Newport Beach, California. Our other principal facility in the United States is located in Waltham, Massachusetts. Activities at these locations include research and development (including design centers) and operations functions. We also have facilities in India and China. The following table summarizes the locations and respective square footage of the facilities in which we operated at October 1, 2010 (square footage in thousands):

	Leased Square Footage	Owned Square Footage	Total
United States:			
Newport Beach, California	106	51	157
Waltham, MA	29	—	29
	135	51	186
India	20	—	20
China	27	—	27
Other Asia	37	—	37
Europe	3	—	3
	222	51	273

As a result of our various reorganization and restructuring-related activities, we also lease or own a number of domestic facilities in which we do not operate. At October 1, 2010, we had 407,175 square feet of leased space and 456,000 square feet of owned space, of which approximately 89% was being leased to third parties and 11% was vacant and offered for lease. Included in these amounts are 389,000 square feet of owned space in Newport Beach that we have leased to TowerJazz (formerly Jazz Semiconductor, Inc.).

We own approximately 25 acres of land in Newport Beach, California, including the land on which our 456,000 square feet of owned space is located. We have determined that approximately 17 acres of this property currently zoned for light industrial use could be sold and/or re-developed under the current provisions of our lease agreement with TowerJazz. Under the passage of a new general plan for the City of Newport Beach in November 2006, we initiated efforts to re-zone the property for mixed use (e.g., residential, retail, etc.) and secure entitlements to maximize the value of this land. On September 28, 2010, the Newport Beach City Council unanimously approved our conceptual mixed use (residential/commercial) development plan. This approval is the first step in obtaining the City of Newport Beach's final entitlement approvals specific to our land. An exact date for when the entitlements will be completed is still unclear but efforts continue with the City of Newport Beach.

In November 2009, we committed to a plan for the sale of certain of this property located on Jamboree Road adjacent to our Newport Beach headquarters. We have retained a broker to solicit bids from potential buyers for the land. A buyer would be selected based upon their ability to acquire our land in the current real estate market. These marketing and sales efforts are continuing.

We believe our properties have been well-maintained, are in sound operating condition and contain all the equipment and facilities necessary to operate at present levels. Our California facilities, including one of our design centers, are located near major earthquake fault lines. We maintain no earthquake insurance with respect to these facilities. In addition, certain of our facilities are located in countries that may experience civil unrest.

Item 3. *Legal Proceedings*

None

Item 4. *Reserved*

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the NASDAQ Global Select Market under the symbol "CNXT". The following table lists the high and low intra-day sale prices for our common stock as reported by the NASDAQ Global Select Market for the periods indicated:

	High	Low
Fiscal year ended October 1, 2010:		
Fourth quarter	$2.48	$1.38
Third quarter	4.20	2.02
Second quarter	5.17	2.30
First quarter	3.31	2.04
Fiscal year ended October 2, 2009:		
Fourth quarter	$3.95	$1.11
Third quarter	1.74	0.68
Second quarter	0.86	0.26
First quarter	3.35	0.64

At October 29, 2010, there were approximately 27,234 holders of record of our common stock.

We have never paid cash dividends on our common stock. We are also currently prohibited from paying cash dividends under the terms of our senior secured notes indenture. Accordingly, we currently intend to retain any earnings for use in our business and to repay our indebtedness, and do not anticipate paying cash dividends in the foreseeable future.

Shareowner Return Performance Graph

Set forth below is a line graph comparing the cumulative total shareowner return on our common stock against the cumulative total return of the Standard & Poor's 500 Stock Index and the Nasdaq Electronic Components Index for the five-year period ended October 1, 2010. The graph assumes that $100 was invested in each of our common stock, the Standard & Poor's 500 Stock Index and the Nasdaq Electronic Components Index at the respective closing prices on September 30, 2005, the last trading day before the beginning of our fifth preceding fiscal year and that all dividends were reinvested, and is adjusted to give effect to our June 30, 2008 reverse stock split. No cash dividends have been paid or declared on our common stock.



---

* $100 invested on 9/30/05 in stock or index, including reinvestment of dividends.
Fiscal year ending Friday nearest to September 30 of each year.

Copyright© 2010 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

	9/05	9/06	9/07	9/08	9/09	9/10
Conexant Systems, Inc.	100.00	111.73	67.04	22.40	15.31	9.16
S&P 500	100.00	110.79	129.01	100.66	93.70	103.22
NASDAQ Electronic Components	100.00	95.01	114.47	80.09	86.57	91.20

Item 6. ***Selected Financial Data***

On October 3, 2009, the Company adopted the accounting guidance for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). The provisions of the accounting guidance were retrospectively applied, and all prior period amounts have been adjusted to apply the method of accounting.

In August 2009, the Company completed the sale of its Broadband Access ("BBA") business to Ikanos Communications, Inc. and in August 2008, the Company completed the sale of its Broadband Media Processing ("BMP") business unit to NXP B.V. The selected financial data for all periods have been restated to reflect the BMP and BBA businesses as discontinued operations.

The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto appearing elsewhere in this report.

	Fiscal Year Ended				
	2010	2009	2008	2007	2006
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Net revenues	$240,726	$208,427	$ 331,504	$ 360,703	$ 485,571
Cost of goods sold(1)	94,157	86,674	137,251	161,972	223,809
Gain on cancellation of supply agreement(2)	—	—	—	—	(17,500)
Gross margin	146,569	121,753	194,253	198,731	279,262
Operating expenses:					
Research and development(1)	55,745	51,351	58,439	91,885	101,274
Selling, general and administrative(1)	48,249	62,740	77,905	80,893	89,863
Amortization of intangible assets	1,249	2,976	3,652	9,555	18,450
Gain on sale of intellectual property(3)	—	(12,858)	—	—	—
Asset impairments(4)	—	5,672	277	225,380	85
Special charges(5)	837	18,983	18,682	8,360	3,731
Total operating expenses	106,080	128,864	158,955	416,073	213,403
Operating income (loss)	40,489	(7,111)	35,298	(217,342)	65,859
Interest expense	30,072	34,693	40,713	48,798	39,540
Other (income) expense, net	(12,455)	(5,025)	9,223	(36,505)	14,281
Income (loss) from continuing operations before income taxes and (loss) gain on equity method investments	22,872	(36,779)	(14,638)	(229,635)	12,038
Provision for income taxes	567	871	849	798	889
Income (loss) from continuing operations before (loss) gain on equity method investments	22,305	(37,650)	(15,487)	(230,433)	11,149
(Loss) gain on equity method investments	(66)	(2,807)	2,804	51,182	(8,164)
Income (loss) from continuing operations	22,239	(40,457)	(12,683)	(179,251)	2,985
Gain on sale of discontinued operations, net of tax(6)	—	39,170	6,268	—	—
Loss from discontinued operations, net of tax(1)(6)	(2,005)	(17,521)	(306,670)	(235,056)	(132,549)
Net income (loss)	$ 20,234	$ (18,808)	$(313,085)	$(414,307)	$(129,564)

	Fiscal Year Ended				
	2010	2009	2008	2007	2006
	(In thousands, except per share amounts)				
Income (loss) per share from continuing operations — basic	$ 0.31	$ (0.81)	$ (0.26)	$ (3.67)	$ 0.06
Income (loss) per share from continuing operations — diluted	$ 0.30	$ (0.81)	$ (0.26)	$ (3.67)	$ 0.06
Gain per share from sale of discontinued operations — basic and diluted	$ 0.00	$ 0.78	$ 0.13	$ 0.00	$ 0.00
Loss per share from discontinued operations — basic	$ (0.03)	$ (0.35)	$ (6.21)	$ (4.80)	$ (2.76)
Loss per share from discontinued operations — diluted	$ (0.03)	$ (0.35)	$ (6.21)	$ (4.80)	$ (2.71)
Net income (loss) per share — basic	$ 0.28	$ (0.38)	$ (6.34)	$ (8.47)	$ (2.70)
Net income (loss) per share — diluted	$ 0.27	$ (0.38)	$ (6.34)	$ (8.47)	$ (2.65)

Balance Sheet Data at Fiscal Year End:

	2010	2009	2008	2007	2006
			(In thousands)		
Working capital(7)	$ 79,472	$ 42,047	$ 115,617	$318,360	$ 127,635
Total assets	305,844	350,201	445,284	984,365	1,571,544
Short-term debt	10,978	28,653	40,117	80,000	80,000
Current portion of long-term debt	—	61,400	17,707	58,000	188,375
Long-term obligations	230,740	290,667	394,597	474,591	540,035
Shareholders' equity (deficit)	12,092	(97,778)	(102,416)	193,742	569,170

(1) Stock-based compensation expense included within cost of goods sold, research and development expense, and selling, general and administrative expense in fiscal 2010, 2009, 2008, 2007 and 2006 is based on the fair value of all stock options, stock awards and employee stock purchase plan shares. Non-cash employee stock-based compensation expense included in our consolidated statements of operations was as follows (in thousands):

	Fiscal Year Ended				
	2010	2009	2008	2007	2006
			(In thousands)		
Cost of goods sold	$ 298	$ 247	$ 370	$ 426	$ 382
Research and development	1,681	869	2,725	6,157	9,249
Selling, general and administrative	4,700	3,736	9,185	7,271	19,312
Loss from discontinued operations, net of tax	(30)	868	3,589	5,897	16,632

(2) In fiscal 2006, Conexant and Jazz Semiconductor, Inc. (Jazz) terminated a wafer supply and services agreement. In lieu of credits towards future purchases of product from Jazz, we received additional shares of Jazz common stock and recorded a gain of $17.5 million.

(3) In fiscal 2009, we recorded a $12.9 million gain on sale of intellectual property.

(4) In fiscal 2007, we recorded $184.7 million of goodwill impairment charges, $30.3 million of intangible impairment charges and $6.1 million of property, plant and equipment impairment charges associated with our Embedded Wireless Network products.

(5) Special charges include the following related to the settlement of legal matters and restructuring charges, among others (in thousands):

	Fiscal Year Ended				
	2010	2009	2008	2007	2006
			(In thousands)		
Legal settlements	$ 589	$ 3,475	$ —	$1,497	$ —
Restructuring charges	(282)	15,116	11,539	7,227	3,641

(6) As a result of our decision to sell certain assets and liabilities of the BMP and BBA business units in fiscal 2008 and 2009, respectively, the results of the BMP and BBA business and the gain on sale of the BMP business are reported as discontinued operations for all periods presented.

(7) Working capital is defined as current assets minus current liabilities.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion and analysis in conjunction with our Consolidated Financial Statements and related Notes thereto included in Part II, Item 8 of this report and the Risk Factors included in Part I, Item 1A of this report, as well as other cautionary statements and risks described elsewhere in this report.

Overview

We design, develop and sell semiconductor system solutions, comprised of semiconductor devices, software and reference designs, for imaging, audio, embedded-modem, and video applications. These solutions include a comprehensive portfolio of imaging solutions for multifunction printers (MFPs), fax platforms, and interactive display frame market segments. Our audio solutions include high-definition (HD) audio integrated circuits, HD audio codecs, and speakers-on-a-chip solutions for personal computers, PC peripheral sound systems, audio subsystems, speakers, notebook docking stations, voice-over-IP speakerphones, USB headsets supporting Microsoft Office Communicator and Skype, and audio-enabled surveillance applications. We also offer a full suite of embedded-modem solutions for set-top boxes, point-of-sale systems, home automation and security systems, and desktop and notebook PCs. Additional products include decoders and media bridges for video surveillance, security and monitoring applications, and system solutions for analog video-based multimedia applications.

Fiscal Year

Our fiscal year is the 52- or 53-week period ending on the Friday closest to September 30. In a 52-week year, each fiscal quarter consists of 13 weeks. The additional week in a 53-week year is added to the fourth quarter, making such quarter consist of 14 weeks. Fiscal years 2010 and 2009 were 52-week years and ended on October 1, 2010 and October 2, 2009, respectively. Fiscal year 2008 was a 53-week year and ended on October 3, 2008.

Sale of Property

In November 2009, we committed to a plan for the sale of certain of our property located on Jamboree Road adjacent to our Newport Beach, California headquarters. The property consists of an approximately 25-acre site, including two leased buildings, certain personal property on the site, and all easements and other intangible rights appurtenant to the property. We determined that this property met the criteria for "held for sale" in accordance with the accounting guidance for impairment or disposal of long-lived assets and have presented the respective group of assets separately on the consolidated balance sheet as of October 1, 2010.

Discontinued Operations

Broadband Access Business

In August 2009, we completed the sale of our Broadband Access ("BBA") business to Ikanos Communications, Inc. ("Ikanos"). The results of the BBA business have been reported as discontinued operations in the consolidated statements of operations for all periods presented.

Broadband Media Processing Business

In August 2008, we completed the sale of our Broadband Media Processing ("BMP") business to NXP B.V. ("NXP"). The results of the BMP business have been reported as discontinued operations in the consolidated statements of operations for all periods presented.

We anticipate continuing to accumulate pretax losses in discontinued operations due to accretion on lease liability from a restructured facility related to the BMP business.

Business Enterprise Segments

We operate in one reportable segment, the semiconductor system solutions market. Based on the accounting guidance in accordance with Segment Reporting, public business enterprises must report information about operating segments in their annual consolidated financial statements. Following our sale of the BBA operating segment, the results of which have been classified in discontinued operations, we have one remaining operating segment, comprised of one reporting unit, which was identified based upon the availability of discrete financial information and the chief operating decision makers' regular review of the financial information for this operating segment. Additional geographic segment reporting information is included in Note 16 to consolidated financial statements in this report.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting our consolidated financial statements are those relating to revenue recognition, allowances for doubtful accounts, sales returns and allowances, warranty reserves, inventory reserves, stock-based compensation expense, goodwill and purchased intangible asset valuations, valuation of warrants and strategic investments, deferred income tax asset valuation allowances, uncertain tax positions, restructuring costs, and other loss contingencies. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances. The results of our estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected.

Revenue recognition

We recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price and terms are fixed and determinable, and (iv) the collection of the receivable is reasonably assured. These terms are typically met upon shipment of product to the customer. The majority of our distributors have limited stock rotation rights, which allow them to rotate up to 10% of product in their inventory two times per year. We recognize revenue to these distributors upon shipment of product to the distributor, as the stock rotation rights are limited and we believe that we have the ability to reasonably estimate and establish allowances for expected product returns in accordance with accounting guidance for revenue recognition when right of return exists. Development revenue is recognized when services are performed and was not significant for any periods presented.

Revenue with respect to sales to customers, to whom we have significant obligations after delivery, is deferred until all significant obligations have been completed.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We use a specific identification method for some items, and a percentage of aged receivables for others. The percentages are determined based on our past experience. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional

allowances would be required. At October 1, 2010 and October 2, 2009, our allowances for doubtful accounts were within management's expectations.

Derivatives

We account for derivatives in accordance with guidance on derivatives and hedging. As of October 1, 2010, derivatives consisted of our warrant to purchase 6.1 million shares of Mindspeed common stock. The fair value of this warrant is determined using a standard Black-Scholes-Merton valuation model with assumptions consistent with current market conditions and our intent to liquidate the warrant over a specified time period. The Black-Scholes-Merton valuation model requires the input of highly-subjective assumptions, including expected stock price volatility. Changes in these assumptions, or in the underlying valuation model, could cause the fair value of the Mindspeed warrant to vary significantly from period to period. There were no changes to the assumptions or underlying valuation model during the current fiscal year. Changes in the value of the warrant are recorded in income in the period in which they occur.

Inventories

We assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand, generally over twelve months. Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans and product life cycle information. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand or product pricing is lower than originally projected, additional inventory write-downs may be required. Further, on a quarterly basis, we assess the net realizable value of our inventories. When the estimated average selling price of our inventory, net of selling expenses, falls below our inventory cost, we adjust our inventory to the current estimated market value.

Long-lived assets

Long-lived assets, including fixed assets and intangible assets (other than goodwill) are amortized over their estimated useful lives. They are also continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment loss will be recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined using available market data, comparable asset quotes and/or discounted cash flow models. During fiscal year 2010, there were no triggering events or circumstances indicating an impairment of long-lived assets.

Goodwill

Goodwill is not amortized. Instead, goodwill is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. Goodwill is tested annually during the fourth fiscal quarter and, if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill impairment testing is a two-step process.

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. In our annual test in the fourth fiscal quarter of 2010, we assessed the fair value of our reporting unit for purposes of goodwill impairment testing based upon the fair value of the quoted market price of our common stock, which we believe is an accurate method of calculating fair value. The resulting fair value of the reporting unit is then compared to the carrying amounts of the net assets of the reporting unit, including goodwill. As we have only one reporting unit, the carrying amount of the reporting unit equals our net book value.

If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess. Goodwill impairment testing requires significant judgment and management estimates, including, but not limited to, the determination of (i) the number of reporting units, (ii) the goodwill and other assets and liabilities to be allocated to the reporting units and (iii) the fair values of the reporting units. The estimates and assumptions described above, along with other factors such as discount rates, will significantly affect the outcome of the impairment tests and the amounts of any resulting impairment losses.

All of the goodwill reported on our balance sheet is attributable to our single reporting unit. During the fourth fiscal quarter of 2010, we determined, based on the methods described above, that the fair value of our single reporting unit is substantially in excess of the carrying value of our single reporting unit and therefore there is no impairment of goodwill as of October 1, 2010.

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence, such as cumulative losses in recent years. As a result of our cumulative losses in the U.S. and the full utilization of our loss carryback opportunities, management has concluded that a full valuation allowance against our net deferred tax assets is appropriate in such jurisdictions. In certain other foreign jurisdictions where we do not have cumulative losses, a valuation allowance is recorded to reduce the net deferred tax assets to the amount management believes is more likely than not to be realized. In the future, if we realize a deferred tax asset that currently carries a valuation allowance, a reduction to income tax expense may be recorded in the period of such realization.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position in accordance with the accounting guidance for uncertainty in income taxes. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to these unrecognized tax benefits in the income tax provision.

The accounting guidance also provides for derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If, based on new facts that arise in a period, management ultimately determines that the

payment of these liabilities will be unnecessary, the liability will be reversed and we will recognize a tax benefit during the period in which it is determined the liability no longer applies. Conversely, we may record additional tax charges in a period in which it is determined that a recorded tax liability is less than the ultimate assessment is expected to be.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for federal, state or foreign taxes may be materially different from management's estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

Valuation of equity securities

We have a portfolio of investments in non-marketable equity securities. We review equity securities periodically for other-than-temporary impairments, which requires significant judgment. In determining whether a decline in value is other-than-temporary, we evaluate, among other factors, (i) the duration and extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer and (iii) our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. These reviews may include assessments of each investee's financial condition, its business outlook for its products and technology, its projected results and cash flows, the likelihood of obtaining subsequent rounds of financing and the impact of any relevant contractual equity preferences held by us or by others. We have experienced substantial impairments in the value of our equity securities over the past few years. Future adverse changes in market conditions or poor operating results of underlying investments could result in our inability to recover the carrying amounts of our investments, which could require additional impairment charges to write-down the carrying amounts of such investments.

Stock-based compensation

We recognize the fair-value of stock-based compensation awards at the date of grant using the Black-Scholes option pricing model. In addition, forfeitures are estimated when recognizing compensation expense and the estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

The Black-Scholes-Merton model requires certain assumptions to determine an option fair value, including expected stock price volatility, risk-free interest rate, and expected life of the option. The expected stock price volatility rates are based on the historical volatility of our common stock. The risk free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option or award. The average expected life represents the weighted average period of time that options or awards granted are expected to be outstanding, as calculated using the simplified method. We measure service-based awards at the stock price on the grant date.

We have elected to adopt the alternative transition method for calculating the tax effects of stock-based compensation. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool, or APIC Pool, related to the tax effects of employee stock-based compensation expense, and to determine the subsequent impact on the APIC Pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that were outstanding at the adoption. In addition we have elected to recognize excess income tax benefits from stock option exercises in additional paid-in capital only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to us, in accordance with applicable accounting guidance. See Note 9, to the consolidated financial statements for additional information.

Restructuring charges

Restructuring activities and related charges have related primarily to reductions in our workforce and related impact on the use of facilities. The estimated charges contain estimates and assumptions made by management about matters that are uncertain at the time that the assumptions are made (for example, the timing and amount of sublease income that will be achieved on vacated property and the operating costs to be paid until lease termination, and the discount rates used in determining the present value (fair value) of remaining minimum lease payments on vacated properties). While we have used our best estimates based on facts and circumstances available at the time, different estimates reasonably could have been used in the relevant periods, the actual results may be different, and those differences could have a material impact on the presentation of our financial position or results of operations. Our policies require us to review the estimates and assumptions periodically and to reflect the effects of any revisions in the period in which they are determined to be necessary. Such amounts also contain estimates and assumptions made by management, and are reviewed periodically and adjusted accordingly.

Results of Operations

Net Revenues

Net revenues consist of product sales, which we generally recognize upon shipment, less an estimate for returns and allowances. We sell our products to distributors, contract manufacturers (ODMs) and end-customers (OEMs), whose products include our products. End customers may purchase directly from us or from distributors or contract manufacturers.

Our net revenues increased 15% to $240.7 million in fiscal 2010 from $208.4 million in fiscal 2009. This increase was primarily driven by a 14% increase in unit volume shipments and a 1% increase in average selling prices (ASPs). The volume increase between fiscal 2010 and fiscal 2009 was driven by the shipment growth of our imaging, audio, and video solutions, partially offset by declines in our analog modems, specifically our computer modems and modems for digital television platforms in Japan. The increase in ASPs was attributable to a change in product mix, partially offset by pricing erosion in our audio and video businesses.

Our net revenues decreased 37% to $208.4 million in fiscal 2009 from $331.5 million in fiscal 2008. This decrease was primarily driven by a 21% decrease in ASPs and a 20% decrease in unit volume shipments. The revenue decline was primarily driven by the economic downturn combined with the modem business de-bundling trend and lower shipments of legacy wireless products.

We remain focused on capturing higher market share for our existing products and delivering new and innovative solutions for imaging, audio, and video applications. While we are enthusiastic about our current products and markets, we expect that declines in our analog modem and legacy wireless networking solutions will make it difficult to deliver overall revenue growth for the next several quarters.

Gross Margin

Gross margin represents net revenue less cost of goods sold. As a fabless semiconductor company, we use third parties for wafer production and assembly and test services. Our cost of goods sold consists predominantly of purchased finished wafers, assembly and test services, royalties, labor and overhead associated with product procurement and non-cash stock-based compensation charges for procurement personnel.

Our gross margin percentage for fiscal 2010 was 60.9% compared with 58.4% for fiscal 2009. The increase in gross margin percentage is attributable to lower product manufacturing costs and a favorable revenue product mix.

Our gross margin percentage for fiscal 2009 was 58.4% compared with 58.6% for fiscal 2008. Our gross margin percentage for fiscal 2008 includes a non-recurring royalty buyout of $14.7 million that occurred in the first quarter. The royalty buyout contributed 1.9% to our gross margin percentage during fiscal 2008. The increase in gross margin percentage is attributable to product cost reduction efforts and improved inventory management, resulting in lower excess and obsolete inventory provisions as a percentage of sales.

Research and Development

Our research and development (R&D) expenses consist principally of direct personnel costs to develop new semiconductor solutions, allocated indirect costs of the R&D function, photo mask and other costs for pre-production evaluation and testing of new devices, and design and test tool costs. Our R&D expenses also include the costs for design automation advanced package development and non-cash stock-based compensation charges for R&D personnel.

R&D expense increased $4.4 million, or 9%, in fiscal 2010 compared to fiscal 2009. The increase is due to higher compensation expenses from higher incentive programs and higher photo mask expenses.

R&D expense decreased $7.1 million, or 12%, in fiscal 2009 compared to fiscal 2008. The decrease is due to a 17% reduction in R&D headcount from September 2008 to September 2009, driven by restructuring activities and cost cutting measures, partially offset by our ongoing cost associated with our acquisition of the Freescale "SigmaTel" design center.

Selling, General and Administrative

Our selling, general and administrative (SG&A) expenses include personnel costs, sales representative commissions, advertising and other marketing costs. Our SG&A expenses also include costs of corporate functions including legal, accounting, treasury, human resources, customer service, sales, marketing, field application engineering, allocated indirect costs of the SG&A function, and non-cash stock-based compensation charges for SG&A personnel.

SG&A expense decreased $14.5 million, or 23%, in fiscal 2010 compared to fiscal 2009. The decrease is primarily due to the 22% decline in SG&A headcount from fiscal 2009 to fiscal 2010, resulting from restructuring activities and cost-cutting measures.

SG&A expense decreased $15.2 million, or 19%, in fiscal 2009 compared to fiscal 2008. The decrease is primarily due to the 30% decline in SG&A headcount from September 2008 to September 2009 resulting from restructuring activities and cost-cutting measures.

Amortization of Intangible Assets

Amortization of intangible assets consists of amortization expense for intangible assets acquired in various business combinations. Our remaining intangible assets are being amortized over a weighted-average period of approximately 4.5 years.

Amortization expense decreased $1.8 million, or 58%, in fiscal 2010 compared to fiscal 2009. The decrease in amortization expense is primarily attributable to intangible assets that became fully amortized in fiscal 2009.

Amortization expense decreased $0.7 million, or 19%, in fiscal 2009 compared to fiscal 2008. The decrease in amortization expense is primarily attributable to the completion of amortization on an intangible asset in the third quarter of fiscal 2009.

Gain on Sale of Intellectual Property

In fiscal 2009, we sold a portfolio of patents including patents related to our wireless networking technology to a third party for cash of $14.5 million, net of costs, and recognized a gain of $12.9 million on the transaction. In accordance with the terms of the agreement with the third party, we retain a cross-license to this portfolio of patents.

Asset Impairments

During fiscal 2009, we recorded impairment charges of $10.8 million, consisting primarily of an $8.3 million impairment of a patent license with Freescale Semiconductor, Inc., land and fixed asset impairments of $1.4 million, electronic design automation ("EDA") tool impairments of $0.8 million, intangible asset impairments of $0.3 million. Asset impairments recorded in continuing operations were $5.7 million, and asset impairments related to the BMP and BBA business units were $5.1 million and were recorded in discontinued operations.

As a result of the sale of our BBA business and decrease in revenues in the continuing business, we determined that the technology license with Freescale Semiconductor Inc. had no value and therefore recorded an impairment charge of $8.3 million for the license, of which $3.3 million was recorded in discontinued operations and $5.0 million in operating expenses in the year ended October 2, 2009.

During fiscal 2008, we continued our review and assessment of the future prospects of our businesses, products and projects with particular attention given to the BBA business unit. The challenges in the competitive digital subscriber line (DSL) market resulted in the net book value of certain assets within the BBA business unit to be considered not fully recoverable. As a result, we recorded impairment charges of $108.8 million related to goodwill, $1.9 million related to intangible assets, $6.5 million related to property, plant and equipment and $3.4 million related to EDA tools. The impairment charges have been included in net loss from discontinued operations.

During fiscal 2008, we reevaluated our reporting unit operations with particular attention given to various scenarios for the BMP business. The determination was made that the net book value of certain assets within the BMP business unit were considered not fully recoverable. As a result, we recorded impairment charges of $119.6 million related to goodwill, $21.1 million related to EDA tools and technology licenses and $2.1 million related to property, plant and equipment, respectively. The impairment charges have been included in net loss from discontinued operations.

Asset impairment charged to continuing operations in fiscal 2008 of $0.3 million consisted primarily of property, plant and equipment charges.

Special Charges

	Fiscal Year Ended		
	2010	2009	2008
		(In thousands)	
Settlements	$ 589	$ 3,475	$ —
Other special charges	530	—	(112)
Restructuring charges	(282)	15,116	11,539
Voluntary Early Retirement Plan ("VERP") settlement charge	—	—	6,294
Loss on disposal of property	—	392	961
	$ 837	$18,983	$18,682

Special charges for fiscal 2010 consisted primarily of an estimated settlement amount for unasserted insurance claims, lease charge and a one-time severance benefit associated with certain reductions in headcount, and credits due to an increase of subtenant income.

Special charges for fiscal 2009 consisted primarily of restructuring charges due to reduction of subtenant income from restructured office space and $3.5 million for a settlement of our class action lawsuit related to our 401(k) plan.

Special charges for fiscal 2008 consisted primarily of restructuring charges of $11.5 million that were primarily comprised of employee severance and termination benefit costs related to our fiscal 2008 restructuring actions. In addition, we incurred a charge of $6.3 million related to the settlement of our liability related to the VERP via the purchase of a non-participating annuity contract.

Interest Expense

Interest expense decreased $4.6 million, or 13%, during fiscal 2010 compared to fiscal 2009. The decrease is primarily attributable to lower debt balances due to the extinguishment of $238.8 million of our 4.00% convertible subordinated notes, partially offset by a higher interest rate charged on our 11.25% senior secured notes. Interest expense in fiscal 2010 and fiscal 2009 also includes debt discount amortization of $7.8 million and $14.0 million, respectively.

Interest expense decreased $6.0 million, or 15%, during fiscal 2009 compared to fiscal 2008. The decrease is primarily attributable to lower debt balances due to our repurchase of $133.6 million of debt in 2008 and lower interest rates on our remaining variable rate debt.

Other (Income) Expense, Net

	Fiscal Year Ended		
	2010	2009	2008
		(In thousands)	
Investment and interest income	$ (265)	$(1,747)	$ (7,237)
Gain on sale of investments	(16,054)	(1,856)	(896)
Loss on extinguishment of debt	18,583	—	—
(Increase) decrease in the fair value of derivative instruments	(15,632)	(4,508)	14,974
Impairment of equity securities	—	2,770	—
Loss on rental property	—	—	1,435
Loss on swap termination	—	1,087	—
Other	913	(771)	947
Other (income) expense, net	$(12,455)	$(5,025)	$ 9,223

Other income of $12.5 million, net, during fiscal 2010 primarily consisted of a $16.1 million gain on sale of equity investments and a $15.6 million increase in the fair value of our warrant to purchase 6.1 million shares of Mindspeed common stock, partially offset by a loss of $18.6 million on extinguishment of debt, which consisted of $13.4 million of unamortized debt discount, $1.8 million premium over par paid upon extinguishment and $3.4 million of transaction costs.

Other income, net for fiscal 2009 was primarily comprised of a $4.5 million increase in the fair value of our warrant to purchase 6.1 million shares of Mindspeed common stock, $1.9 million in gains on sales of equity securities, $1.7 million of investment and interest income on invested cash balances, offset by $2.8 million of impairments on equity securities and a $1.1 million realized loss on the termination of interest rate swaps.

Other expense, net for fiscal 2008 was primarily comprised of $7.2 million of investment and interest income on invested cash balances, a $15.0 million decrease in the fair value of our warrant to purchase 6.1 million shares of Mindspeed common stock and $1.4 million of expense related to a rental property.

Provision for Income Taxes

In fiscal 2010, 2009 and 2008, we recorded income tax provisions of $0.6 million, $0.9 million and $0.8 million, respectively, primarily reflecting income taxes imposed on our foreign subsidiaries. All of our U.S. federal income taxes and the majority of our state income taxes are offset by fully reserved deferred tax assets. The Company has significant federal and state net operating losses and other deferred tax assets that the Company expects will eliminate its federal and the majority of its state taxes payable for the foreseeable future. When the Company believes that the future realization of its deferred tax assets is more likely than not, the Company will release some or all of its valuation allowance. If and when this occurs, the release of the valuation allowance will result in a deferred income tax benefit.

Gain (Loss) on Equity Method Investments

Gain (loss) on equity method investments includes our share of the earnings or losses of the investments that are recorded under the equity method of accounting, as well as the gains and losses recognized on the sale of our equity method investments.

Loss on equity method investments for fiscal 2010 and 2009 was $0.1 million and $2.8 million, respectively. Gain on equity method investments for fiscal 2008 was $2.8 million.

Loss from Discontinued Operations, net of tax

Loss from discontinued operations, net of tax, consists of the operating results of our discontinued BMP and BBA businesses. For the fiscal years 2010, 2009 and 2008, BMP and BBA operations consisted of the following:

	Fiscal Year Ended		
	2010	2009	2008
		(In thousands)	
Net revenues	$ 1,428	$116,590	$ 351,179
Cost of goods sold	54	59,680	212,823
Gross margin	1,374	56,910	138,356
Operating expenses:			
Research and development	45	40,085	141,395
Selling, general and administrative	108	4,863	18,429
Amortization of intangible assets	—	4,430	12,492
Asset impairments	—	5,164	262,177
Special charges	2,157	14,518	2,791
Total operating expenses	2,310	69,060	437,284
Operating loss	(936)	(12,150)	(298,928)
Interest expense	—	2,741	12,836
Other expense (income), net	988	1,132	(9,682)
Loss from continuing operations before income taxes	(1,924)	(16,023)	(302,082)
Provision for income taxes	81	1,498	4,588
Loss from discontinued operations, net of tax	$(2,005)	$ (17,521)	$(306,670)

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, sales of non-core assets, borrowings and operating cash flow. In addition, we have generated additional liquidity in the past through the sale of equity securities.

Our cash and cash equivalents decreased $70.9 million between October 2, 2009 and October 1, 2010. The decrease was primarily due to the repurchase of our long-term and short-term debt, partially offset by common stock offerings and issuance of our 11.25% senior secured notes due 2015, restricted cash released upon repayment of our short-term debt and escrow, partially offset by the net purchase of marketable securities and cash generated by operations.

Cash flows are as follows (in thousands):

	Fiscal Year Ended		
	2010	2009	2008
		(In thousands)	
Net cash provided by (used in) operating activities	$ 4,478	$ 8,476	$ (18,350)
Net cash provided by investing activities	11,451	85,404	63,515
Net cash used in financing activities	(86,848)	(74,378)	(174,887)
Net increase (decrease) in cash and cash equivalents	$(70,919)	$ 19,502	$(129,722)

Operating Activities

Cash provided by operating activities was $4.5 million for fiscal 2010 compared to $8.5 million for fiscal 2009. Cash provided by operating activities for fiscal 2010 was primarily driven by $20.2 million in net income, net non-

cash operating expenses of $6.2 million, partially offset by net cash used by changes in operating assets and liabilities of $22.0 million.

Cash provided by operating activities was $8.5 million for fiscal 2009 compared to $18.4 million used in operating activities in fiscal 2008. During fiscal 2009, we used $18.3 million of cash in operations and generated $26.8 million for working capital (accounts receivable, inventories, accounts payable and other accrued expenses). The changes in working capital were primarily driven by a $19.2 million decrease in accounts receivable and a $15.9 million decrease in inventories, offset by a $10.3 million decrease in accounts payable and a $2.0 million increase in other accrued expenses. The decreases in accounts receivable, inventories and accounts payable were primarily driven by the sale of the BBA business and overall lower business volume.

Investing Activities

Cash provided by investing activities was $11.5 million for fiscal 2010 compared to $85.4 million for fiscal 2009. Cash provided by investing activities for fiscal 2010 was primarily due to the release of restricted cash of $9.3 million, of which $8.5 million is associated with our repayment of short-term debt, and $6.8 million associated with divestiture contingency from the sale of our BBA business, partially offset by our net purchase of marketable securities of $3.4 million and capital expenditures of $2.0 million.

Cash provided by investing activities was $85.4 million for fiscal 2009 compared to $63.5 million for fiscal 2008. Cash provided by investing activities is primarily related to the $44.6 million in proceeds on the sale of the BBA business, $18.3 million in release of restricted cash, $14.5 million from sale of intellectual property and $10.4 million of proceeds from resolution of acquisition related escrow.

Financing Activities

Cash used in financing activities was $86.8 million for fiscal 2010 compared to $74.4 million for fiscal 2009. Cash used in financing activities for fiscal 2010, was primarily due to the extinguishment of our remaining floating rate senior secured notes due November 2010 for $62.0 million, extinguishment of our 4.00% convertible subordinated notes due March 2026 for $226.7 million and repayment of $29.1 million of our short-term debt, partially offset by the common stock offering and issuance of our 11.25% senior secured notes due 2015, net of expenses, of $62.5 million and $168.4 million, respectively and issuance of common stock under employee stock plans for $0.1 million.

Cash used in financing activities was $74.4 million for fiscal 2009 compared to $174.9 million for fiscal 2008. Cash used in financing activities is primarily comprised of our repurchase of our floating rate senior secured notes due November 2010 of $80 million and net repayments on our short-term debt of $12.4 million, offset by proceeds from a common stock offering of $18.4 million.

Recent Financing Transactions

In October 2009, we raised additional net proceeds of approximately $2.6 million from the exercise of the over-allotment option in connection with our September 2009 common stock offering of $18.4 million.

In December 2009, as further described below, our wholly-owned subsidiary, Conexant CF, LLC, established a $15.0 million credit facility with a bank. We are required to maintain certain minimum amounts on deposit (restricted cash) of approximately $0.8 million with the bank during the term of the credit agreement. As of October 1, 2010, no amounts had been borrowed under this facility.

In December 2009, we repurchased all outstanding floating rate senior secured notes due November 2010, amounting to $61.4 million, at a price of 101% of par. We also entered into exchange agreements with certain holders of our outstanding 4.00% convertible subordinated notes due March 2026 to issue an aggregate of 7.1 million shares of our common stock, par value $0.01 per share, in exchange for $17.6 million aggregate principal amount of the notes.

In March 2010, we sold 16.1 million shares of our common stock, including 2.1 million shares of common stock pursuant to an exercise by the underwriters of their over-allotment option, at a price of $4.00 per share, raising

proceeds of approximately $59.9 million, net of expenses of $4.5 million. We also issued $175.0 million aggregate principal amount of 11.25% senior secured notes due 2015 at a price of 99.06%, raising proceeds of $168.4 million, net of expenses of $4.9 million. We also repurchased by means of a tender offer approximately $104.7 million of our 4.00% convertible subordinated notes due March 2026.

In May 2010, we repurchased by means of negotiated transactions approximately $116.5 million of our 4.00% convertible subordinated notes due March 2026.

At October 1, 2010, we had a total of $11.2 million aggregate principal amount of 4.00% convertible subordinated notes outstanding. These notes are due in March 2026, but the holders may require us to repurchase, for cash, all or part of their notes on March 1, 2011, March 1, 2016 and March 1, 2021 at a price equal to 100% of the principal amount, plus any accrued and unpaid interest. A further description of our 4.00% convertible subordinated notes is included in Note 7 of the consolidated financial statements. We were in compliance with all covenants under the indenture governing our 4.00% convertible subordinated notes as of October 1, 2010.

As of October 1, 2010, we also had a total of $175.0 million aggregate principal amount of 11.25% senior secured notes due 2015 outstanding. These notes accrue interest at a rate of 11.25% per annum payable semiannually on March 15 and September 15 of each year and mature on March 15, 2015. The obligations under the senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis, by all of our existing domestic subsidiaries (except for Conexant CF, LLC) and by all of our future domestic subsidiaries (except for immaterial subsidiaries and receivables financing subsidiaries). The notes and note guarantees are also secured by liens on substantially all of our and the guarantors' tangible and intangible property, subject to certain exceptions and permitted liens. A further description of our 11.25% senior secured notes is included in Note 7 of the consolidated financial statements. We were in compliance with all covenants under the indenture governing our 11.25% senior secured notes as of October 1, 2010.

We are currently also committed to a plan for the sale of certain of our property located on Jamboree Road adjacent to our Newport Beach, California headquarters. The property consists of an approximately 25-acre site, including two leased buildings, certain personal property on the site, and all easements and other intangible rights appurtenant to the property.

We believe that our existing sources of liquidity, together with cash expected to be generated from operations, will be sufficient to fund our operations, research and development, anticipated capital expenditures and working capital for at least the next twelve months.

Contractual Obligations and Commitments

Contractual obligations at October 1, 2010 were as follows (in thousands):

	Payments Due by Period					
	Total	Less Than 1 Year	1 Year	2 Years	3-5 Years	More Than 5 Years
Long-term debt	175,000	$ —	$ —	$ —	$175,000	$ —
Short-term debt	11,218	11,218	—	—	—	—
Interest on debt	88,878	19,972	19,688	19,688	29,531	—
Operating leases	81,344	14,582	12,672	12,703	30,585	10,802
Other purchase commitments	19,792	13,754	4,422	1,616	—	—
	$376,232	$59,526	$36,782	$34,007	$235,116	$10,802

As discussed above, the holders of remaining $11.2 million of our 4.00% convertible subordinated notes due March 2026 could require us to repurchase all or part of their notes as early as March 1, 2011. As a result, the convertible subordinated notes are presented as being due in less than one year in the table above.

At October 1, 2010, we had many sublease arrangements on operating leases for terms ranging from near term to approximately seven years. Aggregate scheduled sublease income based on current terms is approximately $22.3 million and is not reflected in the table above.

Other purchase commitments include our commitments to foundries for wafer production, contractual obligations to acquire engineering design tools and other contractual payments.

In addition to the amounts shown in the table above, as of October 1, 2010, we have $68.0 million of unrecognized tax benefits, which includes $1.3 million for potential interest related to these unrecognized tax benefits. We are uncertain as to if or when such amounts may be settled.

Off-Balance Sheet Arrangements

We have made guarantees and indemnities, under which we may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with our spin-off from Rockwell International Corporation ("Rockwell"), we assumed responsibility for all contingent liabilities and then-current and future litigation (including environmental and intellectual property proceedings) against Rockwell or its subsidiaries in respect of the operations of the semiconductor systems business of Rockwell. In connection with our contribution of certain of our manufacturing operations to Jazz Semiconductor, Inc. (now "TowerJazz"), we agreed to indemnify TowerJazz for certain environmental matters and other customary divestiture-related matters. In connection with the sales of our products, we provide intellectual property indemnities to our customers. In connection with certain facility leases, we have indemnified our lessors for certain claims arising from the facility or the lease. We indemnify our directors and officers to the maximum extent permitted under the laws of the State of Delaware.

The durations of our guarantees and indemnities vary, and in many cases are indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales. The majority of other guarantees and indemnities do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these guarantees and indemnities in our consolidated balance sheets. Product warranty costs are not significant.

We have other outstanding letters of credit collateralized by restricted cash aggregating $5.6 million to secure various long-term operating leases and our self-insured worker's compensation plan. The restricted cash associated with these letters of credit is classified as other long-term assets on the consolidated balance sheets.

Special Purpose Entities

We have one special purpose entity, Conexant CF, LLC ("Conexant CF"), which is our wholly-owned, consolidated subsidiary. Conexant CF is not permitted, nor may its assets be used, to guarantee or satisfy any of our obligations or those of our subsidiaries.

On November 29, 2005, we established an accounts receivable financing facility whereby we sold, from time to time, certain accounts receivable to a then-existing special purpose entity, Conexant USA, LLC ("Conexant USA"). Under the terms of our agreements with Conexant USA, we retained the responsibility to service and collect accounts receivable sold to Conexant USA and received a weekly fee from Conexant USA for handling administrative matters that equaled 1.0%, on a per annum basis, of the uncollected value of the accounts receivable. Our $50.0 million credit facility secured by the assets of Conexant USA expired on November 27, 2009. As permitted by the credit facility, all amounts owed on the credit facility were repaid as of January 1, 2010. Conexant USA was merged into Conexant Systems Worldwide, Inc. in the third fiscal quarter of 2010.

On December 22, 2009, we established a new accounts receivable financing facility whereby we sell, from time to time, certain accounts receivable to Conexant CF. Under the terms of our agreements with Conexant CF, we retain the responsibility to service and collect accounts receivable sold to Conexant CF and receive a weekly fee from Conexant CF for handling administrative matters that is equal to 1.0%, on a per annum basis, of the uncollected value of the purchased accounts receivable.

Concurrently with entering into the new accounts receivable financing facility, Conexant CF entered into a new credit facility to finance the cash portion of the purchase price of eligible receivables. The new credit facility is secured by the assets of Conexant CF. Conexant CF is required to maintain certain minimum amounts on deposit (restricted cash) of approximately $0.8 million with the bank during the term of the credit agreement. Borrowings under the credit facility, which cannot exceed the lesser of $15.0 million or 60% of the uncollected value of purchased accounts receivable that are eligible for coverage under an insurance policy for the receivables, bear interest equal to the bank

prime rate (minimum of 3.25%) plus applicable margins (between 1.5% to 2.25%). As of October 1, 2010, eligible borrowings under this facility were $15.0 million. In addition, if the aggregate amount of interest earned by the bank in any month is less than $20,000, Conexant CF pays an amount equal to the minimum monthly interest of $20,000 minus the aggregate amount of all interest earned by the bank. The credit agreement matures on December 31, 2010 and remains subject to additional 364-day renewal periods at the discretion of the bank.

The credit facility is subject to financial covenants including a minimum level of shareholders' equity covenant, an adjusted quick ratio covenant and a minimum cash and cash equivalents covenant. Further, any failure by us or Conexant CF to pay their respective debts as they become due would allow the bank to terminate the credit agreement and cause all borrowings under the credit facility to immediately become due and payable. At October 1, 2010, Conexant CF had not borrowed any amounts under this credit facility and was in compliance with all covenants under the credit facility.

Recently Adopted Accounting Pronouncements

On October 3, 2009, we adopted accounting guidance for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), which requires the issuer to separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer's hypothetical nonconvertible debt borrowing rate. The guidance resulted in recognizing a higher interest expense in our statement of operations due to amortization of the discount that results from separating the liability and equity components. The provisions of the accounting guidance were retrospectively applied, and all prior period amounts have been adjusted to apply the new method of accounting. Our Form 8-K filed on February 8, 2010 gave effect to the retrospective application of this accounting standard.

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued revised guidance for the accounting of transfers of financial assets. This guidance improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This accounting guidance will be effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. Early adoption is not permitted. We do not believe that adoption of this guidance will have a material impact on our financial position and results of operations.

In June 2009, the FASB issued revised guidance for the accounting of variable interest entities, which replaces the quantitative-based risks and rewards approach with a qualitative approach that focuses on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance. This accounting guidance also requires an ongoing reassessment of whether an entity is the primary beneficiary and requires additional disclosures about an enterprise's involvement in variable interest entities. This accounting guidance will be effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. Early adoption is not permitted. We do not believe that adoption of this guidance will have a material impact on our financial position and results of operations.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Our financial instruments include cash and cash equivalents, short-term investments, a warrant to purchase Mindspeed common stock, short-term debt and long-term debt. Our main investment objectives are the preservation of investment capital and the maximization of after-tax returns on our investment portfolio. Consequently, we invest with only high credit quality issuers, and we limit the amount of our credit exposure to any one issuer.

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of October 1, 2010, the carrying value of our cash and cash equivalents approximated fair value.

We hold a warrant to purchase approximately 6.1 million shares of Mindspeed common stock at an exercise price of $16.74 per share through June 2013. For financial accounting purposes, this is a derivative instrument and

the fair value of the warrant is subject to significant risk related to changes in the market price of Mindspeed's common stock. As of October 1, 2010, a 10% decrease in the market price of Mindspeed's common stock would result in a $3.0 million decrease in the fair value of this warrant. At October 1, 2010, the market price of Mindspeed's common stock was $7.73 per share. During fiscal 2010, the market price of Mindspeed's common stock ranged from a low of $2.98 per share to a high of $11.13 per share.

Our short-term debt consists of 4% convertible subordinated notes with interest at fixed rates. The fair value of our 4.00% convertible subordinated notes due March 2026 could be subject to significant fluctuation due to their convertibility into shares of our common stock and was calculated using a quoted market price in an active market.

Our long-term debt consists of 11.25% senior secured notes with interest at fixed rates. The fair value of the 11.25% senior secured notes is based on an indicative bid price provided by the underwriter of the senior secured notes.

The following table shows the fair values of our financial instruments as of October 1, 2010 (in thousands):

	Carrying Value	Fair Value
Cash and cash equivalents	$ 54,466	$ 54,466
Marketable securities	20,059	20,059
Mindspeed warrant	20,685	20,685
Long-term restricted cash	5,600	5,600
Short-term debt: convertible subordinated notes	11,218	11,232
Long-term debt: senior secured notes	175,000	168,000

Exchange Rate Risk

We consider our direct exposure to foreign exchange rate fluctuations to be minimal. Currently, sales to customers and arrangements with third-party manufacturers provide for pricing and payment in U.S. dollars, and, therefore, are not subject to exchange rate fluctuations. Increases in the value of the U.S. dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Fluctuations in currency exchange rates could affect our business in the future. At October 1, 2010, we did not have any foreign currency exchange contracts outstanding.

CONEXANT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 1, 2010	October 2, 2009
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 54,466	$ 125,385
Marketable securities	20,059	—
Restricted cash	—	8,500
Receivables, net of allowances of $368 and $453 at October 1, 2010 and October 2, 2009, respectively	31,463	30,110
Inventories, net	8,747	9,216
Other current assets	14,690	26,148
Assets held for sale	13,059	—
Total current assets	142,484	199,359
Property, plant and equipment, net of accumulated depreciation of $30,050 and $70,139 at October 1, 2010 and October 2, 2009, respectively	6,080	15,299
Goodwill	109,908	109,908
Other assets	47,372	25,635
Total assets	$ 305,844	$ 350,201
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Current portion of long-term debt	$ —	$ 61,400
Short-term debt	10,978	28,653
Accounts payable	12,516	24,553
Accrued compensation and benefits	7,682	8,728
Other current liabilities	31,836	33,978
Total current liabilities	63,012	157,312
Long-term debt	173,543	228,578
Other liabilities	57,197	62,089
Total liabilities	293,752	447,979
Commitments and contingencies (Note 6)		
Shareholders' equity (deficit):		
Preferred and junior preferred stock: 20,000 and 5,000 shares authorized, respectively	—	—
Common stock, $0.01 par value: 200,000 shares authorized; 81,273 and 56,917 shares issued and outstanding at October 1, 2010 and October 2, 2009, respectively	813	570
Additional paid-in capital	4,919,582	4,833,919
Accumulated deficit	(4,909,509)	(4,929,743)
Accumulated other comprehensive income (loss)	1,206	(2,524)
Total shareholders' equity (deficit)	12,092	(97,778)
Total liabilities and shareholders' equity	$ 305,844	$ 350,201

See accompanying notes to consolidated financial statements

CONEXANT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	October 1, 2010	October 2, 2009	October 3, 2008
	(In thousands, except per share amounts)		
Net revenues	$240,726	$208,427	$ 331,504
Cost of goods sold	94,157	86,674	137,251
Gross margin	146,569	121,753	194,253
Operating expenses:			
Research and development	55,745	51,351	58,439
Selling, general and administrative	48,249	62,740	77,905
Amortization of intangible assets	1,249	2,976	3,652
Gain on sale of intellectual property	—	(12,858)	—
Asset impairments	—	5,672	277
Special charges	837	18,983	18,682
Total operating expenses	106,080	128,864	158,955
Operating income (loss)	40,489	(7,111)	35,298
Interest expense	30,072	34,693	40,713
Other (income) expense, net	(12,455)	(5,025)	9,223
Income (loss) from continuing operations before income taxes and (loss) gain on equity method investments	22,872	(36,779)	(14,638)
Provision for income taxes	567	871	849
Income (loss) from continuing operations before (loss) gain on equity method investments	22,305	(37,650)	(15,487)
(Loss) gain on equity method investments	(66)	(2,807)	2,804
Income (loss) from continuing operations	22,239	(40,457)	(12,683)
Gain on sale of discontinued operations, net of tax	—	39,170	6,268
Loss from discontinued operations, net of tax	(2,005)	(17,521)	(306,670)
Net income (loss)	$ 20,234	$ (18,808)	$(313,085)
Income (loss) per share from continuing operations — basic	$ 0.31	$ (0.81)	$ (0.26)
Income (loss) per share from continuing operations — diluted	$ 0.30	$ (0.81)	$ (0.26)
Gain per share from sale of discontinued operations — basic and diluted	$ 0.00	$ 0.78	$ 0.13
Loss per share from discontinued operations — basic and diluted	$ (0.03)	$ (0.35)	$ (6.21)
Net income (loss) per share — basic	$ 0.28	$ (0.38)	$ (6.34)
Net income (loss) per share — diluted	$ 0.27	$ (0.38)	$ (6.34)
Shares used in basic per-share computations	72,903	49,856	49,394
Shares used in diluted per-share computations	73,708	49,856	49,394

See accompanying notes to consolidated financial statements

CONEXANT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	October 1, 2010	October 2, 2009	October 3, 2008
	(In thousands)		
Cash flows from operating activities			
Net income (loss)	$ 20,234	$ (18,808)	$(313,085)
Adjustments to reconcile net loss to net cash used in operating activities, net of effects of acquisitions:			
Depreciation	3,409	8,198	19,311
Gain on sale of business	—	(39,170)	(6,268)
Amortization of intangible assets	1,249	7,406	16,144
Reversal of provision for bad debts, net	(85)	(325)	(751)
Charges for (reversal of) inventory provisions, net	80	(806)	7,253
Amortization of debt discount	8,008	14,015	13,394
Asset impairments	—	10,835	263,535
Other-than-temporary impairment of marketable and non-marketable securities	—	2,770	—
Loss on termination of defined benefit plan	—	—	6,294
Deferred income taxes	(1,981)	(15)	(39)
Stock-based compensation	6,649	5,720	15,869
(Increase) decrease in fair value of derivative instruments	(15,632)	(4,002)	14,881
Loss on termination of swap	1,728	1,087	—
Loss on extinguishment of debt	18,583	—	—
Losses (gains) on equity method investments	172	3,798	(2,804)
Loss on resolution of pre-acquisition contingency	—	1,575	—
Gain on sales of equity securities, investments and other assets	(16,054)	(1,856)	(896)
Gain on sale of intellectual property	—	(12,858)	—
Currency translation adjustment recognized in net income	1,304	—	—
Other items, net	(1,221)	4,149	4,021
Changes in assets and liabilities:			
Receivables	(1,268)	19,212	32,633
Inventories	389	15,871	9,326
Accounts payable	(12,122)	(10,341)	(45,010)
Accrued expenses and other current liabilities	(4,531)	(17,080)	(36,210)
Other, net	(4,433)	19,101	(15,948)
Net cash provided by (used in) operating activities	4,478	8,476	(18,350)
Cash flows from investing activities			
Purchases of property, plant and equipment	(2,041)	(686)	(5,958)
Proceeds from sales of property, plant and equipment	741	134	8,949
Proceeds from resolution of divestiture/acquisition contingencies	6,750	10,446	—
Payments for acquisitions, net of cash acquired	(625)	(4,207)	(16,088)
Proceeds from sales of marketable securities	91,889	2,310	—
Purchases of marketable securities	(95,334)	—	—
Proceeds from sale of intellectual property	—	14,548	—
Purchases of equity securities	—	—	(755)
Restricted cash	9,323	18,300	(18,000)
Net proceeds from sale of business	—	44,559	95,367
Return of capital from equity method investments	748	—	—
Net cash provided by investing activities	11,451	85,404	63,515
Cash flows from financing activities			
Repayment of short-term debt	(29,136)	(12,365)	(39,883)
Extinguishment of debt	(288,748)	(80,000)	(133,600)
Proceeds from common stock offerings, net of offering costs of $4,881 and $1,514	62,510	18,436	—
Proceeds from issuance of senior secured notes, net of offering costs of $4,920	168,440	—	—
Proceeds from issuance of common stock under employee stock plans	124	28	1,088
Employee income tax paid related to vesting of restricted stock units	(38)	(258)	—
Interest rate swap security deposit	—	2,517	(2,517)
Payment for swap termination	—	(2,815)	—
Repayment of shareholder notes receivable	—	79	25
Net cash used in financing activities	(86,848)	(74,378)	(174,887)
Net (decrease) increase in cash and cash equivalents	(70,919)	19,502	(129,722)
Cash and cash equivalents at beginning of year	125,385	105,883	235,605
Cash and cash equivalents at end of year	$ 54,466	$125,385	$ 105,883

See accompanying notes to consolidated financial statements

CONEXANT SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss) (Net of Tax)	Notes Receivable from Stock Sales	Total Shareholders' Equity (Deficit)
	Shares	Amount					
				(In thousands)			
Balance at September 28, 2007	49,236	$493	$4,791,774	$(4,597,037)	$(1,385)	$(103)	$ 193,742
Net loss	—	—	—	(313,085)	—	—	(313,085)
Currency translation adjustment	—	—	—	—	(1,686)	—	(1,686)
Change in unrealized gain on derivative contracts	—	—	—	—	(837)	—	(837)
Change in unrealized losses on available-for-sale securities	—	—	—	—	(1,934)	—	(1,934)
Minimum pension liability adjustment	—	—	—	—	3,759	—	3,759
Comprehensive loss							(313,783)
Issuance of common stock	365	3	1,084	—	—	—	1,087
Reclassification to equity award	—	—	1,458	—	—	—	1,458
Adoption of FIN 48	—	—	—	(813)	—	—	(813)
Settlement of notes receivable	—	—	—	—	—	24	24
Employee stock-based compensation expense	—	—	15,869	—	—	—	15,869
Balance at October 3, 2008	49,601	496	4,810,185	(4,910,935)	(2,083)	(79)	(102,416)
Net loss	—	—	—	(18,808)	—	—	(18,808)
Currency translation adjustment	—	—	—	—	(1,104)	—	(1,104)
Change in unrealized gain on derivative contracts	—	—	—	—	(3,017)	—	(3,017)
Loss on termination of derivative contracts	—	—	—	—	1,746	—	1,746
Change in unrealized losses on available-for-sale securities	—	—	—	—	650	—	650
Other than temporary loss on available-for-sale securities	—	—	—	—	1,986	—	1,986
Sale of available-for-sale securities	—	—	—	—	(702)	—	(702)
Comprehensive loss							(19,249)
Common stock issued in offering	7,000	70	18,366	—	—	—	18,436
Common stock issued related to employee stock plans	316	4	(234)	—	—	—	(230)
Settlement of notes receivable	—	—	—	—	—	79	79
Employee stock-based compensation expense	—	—	5,602	—	—	—	5,602
Balance at October 2, 2009	56,917	570	4,833,919	(4,929,743)	(2,524)	—	(97,778)
Net income	—	—	—	20,234	—	—	20,234
Currency translation adjustment					685		685
Currency translation adjustment recognized in net income	—	—	—	—	1,304	—	1,304
Loss on termination of derivative contracts	—	—	—	—	1,728	—	1,728
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	9,733	—	9,733
Sale of available-for-sale securities	—	—	—	—	(9,720)	—	(9,720)
Comprehensive income							23,964
Common stock issued in offering	17,150	171	62,339	—	—	—	62,510
Common stock issued in exchange for debt	7,063	71	16,590				16,661
Common stock issued related to employee stock plans	143	1	123	—	—	—	124
Employee stock-based compensation expense	—	—	6,611	—	—	—	6,611
Balance at October 1, 2010	81,273	$813	$4,919,582	$(4,909,509)	$ 1,206	$ —	$ 12,092

See accompanying notes to consolidated financial statements

1. Basis of Presentation and Significant Accounting Policies

Conexant Systems, Inc. ("Conexant" or the "Company") designs, develops and sells semiconductor system solutions, comprised of semiconductor devices, software and reference designs, for imaging, audio, embedded-modem, and video applications. These solutions include a comprehensive portfolio of imaging solutions for multifunction printers (MFPs), fax platforms, and interactive display frame market segments. The Company's audio solutions include high-definition (HD) audio integrated circuits, HD audio codecs, and speakers-on-a-chip solutions for personal computers, PC peripheral sound systems, audio subsystems, speakers, notebook docking stations, voice-over-IP speakerphones, USB headsets supporting Microsoft Office Communicator and Skype, and audio-enabled surveillance applications. The Company also offers a full suite of embedded-modem solutions for set-top boxes, point-of-sale systems, home automation and security systems, and desktop and notebook PCs. Additional products include decoders and media bridges for video surveillance security and monitoring applications, and system solutions for analog video-based multimedia applications.

Basis of Presentation — The consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, include the accounts of the Company and each of its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year — The Company's fiscal year is the 52- or 53-week period ending on the Friday closest to September 30. In a 52-week year, each fiscal quarter consists of 13 weeks. The additional week in a 53-week year is added to the fourth quarter, making such quarter consist of 14 weeks. Fiscal year 2010 and 2009 were 52-week years and ended on October 1, 2010 and October 2, 2009, respectively. Fiscal year 2008 was a 53-week year and ended on October 3, 2008.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Among the significant estimates affecting the consolidated financial statements are those related to revenue recognition, allowance for doubtful accounts, inventories, long-lived assets (including goodwill and intangible assets), deferred income taxes, valuation of warrants, valuation of equity securities, stock-based compensation, restructuring charges and litigation. On an on-going basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

Revenue Recognition — The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price and terms are fixed and determinable, and (iv) the collection of the receivable is reasonably assured. These terms are typically met upon shipment of product to the customer. The majority of the Company's distributors have limited stock rotation rights, which allow them to rotate up to 10% of product in their inventory two times per year. The Company recognizes revenue to these distributors upon shipment of product to the distributor, as the stock rotation rights are limited and the Company believes that it has the ability to reasonably estimate and establish allowances for expected product returns in accordance with accounting guidance for revenue recognition when right of return exists. Development revenue is recognized when services are performed and was not significant for any periods presented.

Revenue with respect to sales to customers to whom the Company has significant obligations after delivery is deferred until all significant obligations have been completed. At October 1, 2010 and October 2, 2009, deferred revenue related to shipments of products for which the Company has on-going performance obligations was none and $0.1 million, respectively. Deferred revenue is included in other current liabilities on the accompanying consolidated balance sheets.

Research and Development — The Company's research and development (R&D) expenses consist principally of direct personnel costs to develop new semiconductor products, allocated indirect costs of the R&D function, photo mask and other costs for pre-production evaluation and testing of new devices and design and test tool costs. The Company's R&D expenses also include the costs for design automation, advanced package development and non-cash stock-based compensation charges for R&D personnel.

Shipping and Handling — In accordance with the accounting guidance for shipping and handling fees and costs, the Company includes shipping and handling fees billed to customers in net revenues. Amounts incurred by the Company for freight are included in cost of goods sold.

Cash and Cash Equivalents — The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less from the date of purchase to be cash equivalents.

Marketable Securities — The Company defines marketable securities as income yielding debt securities that can be readily converted into cash and equity securities acquired through strategic non-marketable investments that subsequently became listed on public markets. All of the Company's marketable debt securities are U.S. Treasury obligations rated Aaa or AAA by the major credit rating agencies.

The Company accounts for its investments in marketable securities as available-for-sale and determines the appropriate classification of such securities at the time of purchase and re-evaluates such classification as of each balance sheet date. Marketable securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of shareholders' equity (deficit), on the Company's consolidated balance sheets. Realized gains and losses were included in other expense (income), net in the accompanying consolidated statements of operations. Gains and losses on the sale of available-for-sale securities were determined using the specific-identification method. The Company did not hold any securities for speculative or trading purposes.

Restricted Cash — The restricted cash balances consists of amounts pledged as collateral on outstanding letters of credit and minimum levels of cash deposits held by lending institution for a financing facility. The Company has letters of credit collateralized by restricted cash to secure various long-term operating leases and the Company's self-insured worker's compensation plan. The restricted cash associated with these letters of credit aggregating $5.6 million and $6.4 million is classified as other long-term assets on the consolidated balance sheets as of October 1, 2010 and October 2, 2009, respectively. The Company had also classified $8.5 million with respect to its short-term debt credit arrangement that expired on November 27, 2009 as short-term restricted cash as of October 2, 2009.

Inventories — Inventories are stated at the lower of cost or market. Cost is computed using the average cost method on a currently adjusted standard basis (which approximates actual cost) and market is based upon estimated net realizable value. The valuation of inventories at the lower of cost or market requires the use of estimates as to the amounts of current inventories that will be sold and the estimated average selling price. These estimates are dependent on the Company's assessment of current and expected orders from its customers, and orders generally are subject to cancellation with limited advance notice prior to shipment.

Property, Plant and Equipment — Property, plant and equipment are stated at cost. Depreciation is based on estimated useful lives (principally 10 to 27 years for buildings and improvements, 3 to 5 years for machinery and equipment, and the shorter of the remaining lease terms or the estimated useful lives of the improvements for land and leasehold improvements). Maintenance and repairs are charged to expense.

Investments — The Company accounts for non-marketable investments using the equity method of accounting if the investment gives the Company the ability to exercise significant influence over, but not control of, an investee. Significant influence generally exists if the Company has an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. Additional investments by other parties in the investee will result in a reduction in the Company's ownership interest, and the resulting gain or loss will be recorded in the consolidated statements of operations. Where the Company is unable to exercise significant influence over the investee, investments are accounted for under the cost method, except for investments in limited partnerships, where the Company uses the equity method. Under the cost method, investments are carried at cost and adjusted only for other-than-temporary declines in fair value, distributions of earnings or additional investments.

Long-Lived Assets — Long-lived assets, including fixed assets and intangible assets (other than goodwill) are amortized over their estimated useful lives. They are also continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The

determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment loss will be recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined using available market data, comparable asset quotes and/or discounted cash flow models.

Goodwill — Goodwill is tested for impairment on an annual basis during the fourth fiscal quarter and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. Goodwill impairment testing is a two-step process.

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. As the Company has only one reporting unit, the carrying amount of the reporting unit equals the net book value of the Company. In the Company's annual test in the fourth fiscal quarter of 2010, the Company assessed the fair value of its reporting unit based on the quoted market price of the Company's common stock as listed on the NASDAQ Global Select Market as of the date of the goodwill impairment analysis multiplied by shares outstanding also as of that date under the market approach. The resulting fair value of the reporting unit is then compared to the carrying amounts of the net assets of the reporting unit, including goodwill.

If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess. Goodwill impairment testing requires significant judgment and management estimates, including, but not limited to, the determination of (i) the number of reporting units, (ii) the goodwill and other assets and liabilities to be allocated to the reporting units and (iii) the fair values of the reporting units. The estimates and assumptions described above, along with other factors such as discount rates, will significantly affect the outcome of the impairment tests and the amounts of any resulting impairment losses.

All of the goodwill reported on the Company's balance sheet is attributable to the Company's single reporting unit. During the fourth fiscal quarter of 2010, the Company determined, based on the method described above, that the fair value of the Company's single reporting unit is greater than the carrying value of the Company's single reporting unit and therefore there is no impairment of goodwill as of October 1, 2010.

Assets Held for Sale — The Company evaluates an asset at the time an asset qualifies for "held for sale" criteria, to determine whether or not the carrying value exceeds its fair value less cost to sell. Any loss as a result of the carrying value being in excess of fair value less cost to sell is recorded in the period an asset meets the criteria. Management judgment is required to assess whether the criteria is met and estimate the expected net amount recoverable upon sale. As of October 1, 2010, the carrying values of the respective assets held for sale did not exceed their fair values less costs to sell.

Foreign Currency Translation and Remeasurement — The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency of all of the Company's foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign functional currencies are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates and income and expense items are translated at the average exchange rates prevailing during the period. Foreign currency translation adjustments are included in accumulated other comprehensive income (loss). The resulting foreign currency translation adjustments are charged to earnings in the period during which the investment in foreign subsidiaries is sold or liquidated. Gains and losses resulting from foreign currency transactions are recognized currently in earnings.

At October 1, 2010, there were no foreign currency exchange contracts outstanding. The Company may use other derivatives from time to time to manage its exposure to changes in interest rates, equity prices or other risks. The Company does not enter into derivative financial instruments for speculative or trading purposes.

Net Income (loss) Per Share — Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and potentially dilutive securities outstanding during the period. Potentially dilutive securities include stock options and warrants and shares of stock issuable upon conversion of the Company's convertible subordinated notes. The dilutive effect of stock options and warrants is computed under the treasury stock method, and the dilutive effect of convertible subordinated notes is computed using the if-converted method. Potentially dilutive securities are excluded from the computations of diluted net loss per share if their effect would be antidilutive.

The following potentially dilutive securities have been excluded from the diluted net income (loss) per share calculations because their effect would have been antidilutive (in thousands):

	Fiscal Year Ended		
	2010	2009	2008
Stock awards	4,350	5,624	8,576
4.00% convertible subordinated notes due March 2026	228	5,081	5,081
	4,578	10,705	13,657

Stock-Based Compensation — The Company measures compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in its consolidated statements of operations over the service period that the awards are expected to vest. The Company has elected to recognize compensation cost for all options with graded vesting on a straight-line basis over the vesting period of the entire option.

The Company uses the Black-Scholes-Merton model to value the compensation expense associated with stock options. In addition, forfeitures are estimated when recognizing compensation expense, and the estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods. The Company measures the fair value of service-based awards on the date of grant.

Income Taxes — The provision for income taxes is determined in accordance with accounting guidance for income taxes. Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted legislation and statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence, such as cumulative losses in recent years. As a result of the Company's cumulative losses in the U.S. and the full utilization of the Company's loss carryback opportunities, management has concluded that a full valuation allowance against its net deferred tax assets is appropriate in such jurisdictions. In certain other foreign jurisdictions where the Company does not have cumulative losses, a valuation allowance is recorded to reduce the net deferred tax assets to the amount management believes is more likely than not to be realized. In the future, if the Company realizes a deferred tax asset that currently carries a valuation allowance, a reduction to income tax expense may be recorded in the period of such realization.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position in accordance with the accounting guidance for uncertainty in income taxes. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50%

likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to these unrecognized tax benefits in the income tax provision.

The accounting guidance also provides for derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

As a multinational corporation, the Company is subject to taxation in many jurisdictions, and the calculation of its tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If, based on new facts that arise in a period, management ultimately determines that the payment of these liabilities will be unnecessary, the liability will be reversed and the Company will recognize a tax benefit during the period in which it is determined the liability no longer applies. Conversely, the Company records additional tax charges in a period in which it is determined that a recorded tax liability is less than the ultimate assessment is expected to be.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for federal, state or foreign taxes may be materially different from management's estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

Concentrations — Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, marketable securities, and trade accounts receivable. The Company invests its cash balances through high-credit quality financial institutions. The Company places its investments in investment-grade debt securities and limits its exposure to any one issuer. The Company's trade accounts receivable primarily are derived from sales to manufacturers of communications products, consumer products and personal computers and distributors. Management believes that credit risks on trade accounts receivable are moderated by the diversity of its products and end customers. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit and bank guarantees, whenever deemed necessary.

At October 1, 2010, the Company had no customers owing more than 10% of the net accounts receivable balance. At October 2, 2009, there was one customer that accounted for 17% of the Company's accounts receivable. In fiscal 2010, 2009 and 2008, there was one distributor that accounted for 13%, 23%, and 23% of net revenues, respectively.

Supplemental Cash Flow Information — Cash paid for interest was $17.4 million, $20.3 million and $34.0 million during fiscal 2010, 2009 and 2008, respectively. Net income taxes paid were $2.1 million, $1.4 million and $3.9 million during fiscal 2010, 2009 and 2008, respectively.

Accumulated Other Comprehensive Loss — Other comprehensive loss includes foreign currency translation adjustments, unrealized gains (losses) on marketable securities, unrealized gains (losses) on foreign currency forward exchange contracts and unrealized gains (losses) on interest rate swaps. The components of accumulated other comprehensive loss are as follows (in thousands):

	October 1, 2010	October 2, 2009
Foreign currency translation adjustments	$1,193	$ (796)
Unrealized gains on marketable securities	13	—
Unrealized losses on derivative instruments	—	(1,728)
Accumulated other comprehensive income (loss)	$1,206	$(2,524)

Business Enterprise Segments

The Company operates in one reportable segment — semiconductor system solutions. Public business enterprises report information about operating segments in their annual consolidated financial statements. Following the sale of the Company's Broadband Access ("BBA") operating segment, the results of which have been

classified in discontinued operations, the Company has one remaining operating segment, comprised of one reporting unit, which was identified based upon the availability of discrete financial information and the chief operating decision makers regular review of the financial information for this operating segment.

Recently Adopted Accounting Pronouncements

On October 3, 2009, the Company adopted accounting guidance for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), which requires the issuer to separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer's hypothetical nonconvertible debt borrowing rate. The guidance resulted in the Company recognizing higher interest expense in the statement of operations due to amortization of the discount that results from separating the liability and equity components. The provisions of the accounting guidance were retrospectively applied, and all prior period amounts have been adjusted to apply the new method of accounting. The Company's Form 8-K filed on February 8, 2010 gave effect to the retrospective application of this accounting standard.

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued revised guidance for the accounting of transfers of financial assets. This guidance improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This accounting guidance will be effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. Early adoption is not permitted. The Company does not believe that adoption of this guidance will have a material impact on its financial position and results of operations.

In June 2009, the FASB issued revised guidance for the accounting of variable interest entities, which replaces the quantitative-based risks and rewards approach with a qualitative approach that focuses on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance. This accounting guidance also requires an ongoing reassessment of whether an entity is the primary beneficiary and requires additional disclosures about an enterprise's involvement in variable interest entities. This accounting guidance will be effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. Early adoption is not permitted. The Company does not believe that adoption of this guidance will have a material impact on its financial position and results of operations.

2. Sales of Assets

Fiscal 2010

Assets Held for Sale

In November 2009, the Company committed to a plan for the sale of certain of the Company's property located on Jamboree Road adjacent to its Newport Beach, California headquarters. The property consists of an approximately 25-acre site, including two leased buildings, certain personal property on the site, and all easements and other intangible rights appurtenant to the property. The Company determined that this property met the criteria for "held for sale" in accordance with the accounting guidance for impairment or disposal of long-lived assets. The

Company has presented the cost of respective group of assets classified as held for sale separately on the consolidated balance sheet as of October 1, 2010 (in thousands):

	October 1, 2010
Land	$ 1,662
Land and leasehold improvements, net	307
Buildings, net	5,312
Machinery and equipment, net	268
Site development costs	5,510
	$13,059

The Company expects that the sale of these assets will be completed within the first half of fiscal 2011.

Fiscal 2009

In August 2009, the Company completed the sale of its BBA business to Ikanos Communications, Inc. ("Ikanos"). Assets sold pursuant to the agreement with Ikanos include, among other things, specified patents, inventory, contracts and tangible assets. Ikanos assumed certain liabilities, including obligations under transferred contracts and certain employee-related liabilities. The Company also granted to Ikanos a license to use certain of the Company's retained technology assets in connection with Ikanos's current and future products in certain fields of use, along with a patent license covering certain of the Company's retained patents to make, use, and sell such products (or, in some cases, components of such products).

At the closing of the transaction, the Company recorded aggregate proceeds of $52.8 million, which was comprised of $46.3 million in cash and $6.5 million of escrow funds, which represents the net present value of $6.8 million in escrowed funds deposited. Investment banking, legal and other fees related to the transaction amounted to $1.7 million. The escrow account was released in the fourth quarter of fiscal 2010. As a result of the completion of the transaction, certain assets and liabilities were applied to the net proceeds of $51.1 million received to calculate the net gain on the sale of $39.2 million.

In accordance with the accounting guidance for the impairment or disposal of long-lived assets, the Company determined that the BBA business, which constituted an operating segment of the Company, qualified as discontinued operations. The results of the BBA business have been reported as discontinued operations in the consolidated statements of operations for all periods presented. Interest expense has been allocated based on the provisions of the accounting guidance for allocation of interest to discontinued operations. For the fiscal years ended October 2, 2009 and October 3, 2008, interest expense allocated to discontinued operations was $2.7 million and $3.8 million, respectively. For fiscal year ended October 1, 2010, no interest expense was allocated to discontinued operations for BBA.

For the fiscal years ended October 1, 2010, October 2, 2009 and October 3, 2008, BBA revenues and pretax (income) loss classified as discontinued operations was $1.4 million and $(1.0) million, $113.6 million and $4.8 million and $171.2 million and $130.0 million, respectively.

The Company has entered into a short-term transitional services agreement (TSA) with Ikanos which provides for ongoing logistical support by the Company to Ikanos, for which Ikanos will reimburse the Company. As of October 1, 2010 and October 2, 2009, the Company had a receivable under the TSA from Ikanos of approximately $0.3 million and $3.4 million, respectively, which is classified in other current assets. The Company also recorded approximately $0.7 million and $0.4 million in royalty revenue under the TSA agreement for the fiscal years ended October 1, 2010 and October 2, 2009, respectively.

Fiscal 2008

In August 2008, the Company completed the sale of its Broadband Media Processing ("BMP") business to NXP B.V. ("NXP"). Pursuant to the asset purchase agreement with NXP, NXP acquired certain assets including, among other things, specified patents, inventory and contracts and assumed certain employee-related liabilities.

Pursuant to the agreement, the Company obtained a license to utilize technology that was sold to NXP and NXP obtained a license to utilize certain intellectual property that the Company retained. In addition, NXP agreed to provide employment to approximately 700 of the Company's employees at locations in the United States, Europe, Israel, Asia-Pacific and Japan.

At the closing of the transaction, the Company recorded proceeds of an aggregate of $110.4 million, which was comprised of $100.1 million in cash and $10.3 million of escrow funds, which represents the net present value of the $11.0 million in escrowed funds deposited. Investment banking, legal and other fees related to the transaction amounted to $3.6 million. As a result of the completion of the transaction, certain assets and liabilities, as well as $1.8 million of income tax on the gain on sale, were applied to the net proceeds of $106.8 million received to calculate the net gain on the sale of $6.3 million.

In accordance with the accounting guidance for the impairment or disposal of long-lived assets, the Company determined that the BMP business, which constituted an operating segment of the Company, qualified as discontinued operations. The results of the BMP business have been reported as discontinued operations in the consolidated statements of operations for all periods presented. Interest expense has been allocated based on the provisions of the accounting guidance for allocation of interest to discontinued operations. Interest expense reclassed to discontinued operations for fiscal years ended October 3, 2008 was $9.0 million. For fiscal year ended October 1, 2010 and October 2, 2009, no interest expenses were allocated to discontinued operations for BMP.

For the fiscal years ended October 1, 2010, October 2, 2009 and October 3, 2008, BMP revenues and pretax loss classified as discontinued operations were none and $2.9 million, $3.0 million and $11.2 million and $180.0 million and $172.1 million, respectively.

3. Business Combinations

Fiscal 2009

In December 2008, the Company acquired certain assets from Analog Devices Inc. ("ADI") used in the operation of ADI's "Integrated Audio Group" ("ADI Audio") and a license to the right to manufacture and sell certain products related to ADI Audio. Of the $3.8 million purchase price, $1.3 million was allocated to net tangible assets and $2.5 million was allocated to the cost of the license. As of October 2, 2009, the Company has paid $3.2 million in cash and recorded a payable of $0.6 million representing the final installment payment on the license, which was paid in fiscal 2010.

Fiscal 2008

In July 2008, the Company acquired Imaging Systems Group (ISG), Sigmatel Inc.'s multi-function printer imaging products, for an aggregate purchase price of $16.1 million. Of the $16.1 million purchase price, $2.5 million was allocated to net tangible assets, $7.8 million was allocated to identifiable intangible assets, $5.0 million was allocated to goodwill and $0.8 million was expensed as in-process research and development in accordance with the accounting guidance for purchased research and development projects in a business combination. The identifiable intangible assets are being amortized on a straight-line basis over their weighted average estimated useful lives of approximately three years.

Both acquisitions were accounted for using the purchase method of accounting in accordance with the accounting guidance for business combinations. The Company's consolidated statements of operations include the results of ADI and ISG from the date of acquisition. The pro forma effect of the transactions was not material to the Company's consolidated statement of operations for the fiscal years ended October 2, 2009 and October 3, 2008.

4. Fair Value of Certain Financial Assets and Liabilities

The following represents the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of October 1, 2010 (in thousands):

	Level 2
Assets:	
Marketable securities	$20,059
Mindspeed warrant	20,685
Total Assets	$40,744

Level 1 financial assets and liabilities consist of unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Company had no financial assets or liabilities classified as Level 1 as of October 1, 2010 and October 2, 2009.

Level 2 financial assets and liabilities consist of the Company's marketable debt securities, whose values are based on broker or dealer quotes or the pricing of a similar security, and the Company's warrant to purchase approximately 6.1 million shares of Mindspeed common stock at an exercise price of $16.74 per share through June 2013. The Company had no marketable securities as of October 2, 2009. The fair value of the Mindspeed warrant was $5.1 million as of October 2, 2009.

Level 3 financial assets and liabilities consist of inputs that are both significant to the fair value measurement and unobservable. The Company had no financial assets or liabilities classified as Level 3 as of October 1, 2010 and October 2, 2009.

The fair value of other financial instruments, which consist of the Company's 4.00% convertible subordinated notes due March 2026 and the Company's 11.25% senior secured notes due 2015, was $11.2 million (for the 4.00% convertible subordinated notes) and $168.0 million (for the 11.25% senior secured notes) as of October 1, 2010. The fair value of the 4.00% convertible subordinated notes was calculated using a quoted market price in an active market. The fair value of the 11.25% senior secured notes is based on an indicative bid price provided by the underwriter of the senior secured notes.

The following table shows the gross unrealized gain and fair value for marketable securities as of October 1, 2010 (in thousands):

	Amortized Cost	Gross Unrealized Gain	Fair Value
October 1, 2010			
U.S. Treaury obligations	$20,046	$13	$20,059

5. Supplemental Balance Sheet Data

Inventories

Inventories consist of the following (in thousands):

	October 1, 2010	October 2, 2009
Work-in-process	$4,840	$5,002
Finished goods	3,907	4,214
Total inventories, net	$8,747	$9,216

The Company assesses the recoverability of inventories through an ongoing review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, the value of inventory that at the time of the review is not expected to be sold is

written down. The amount of the write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

The assessment of the recoverability of inventories, and the amounts of any write-downs, are based on currently available information and assumptions about future demand (generally over 12 months) and market conditions. Demand for the Company's products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

The Company may retain and make available for sale some or all of the inventories which have been written down. In the event that actual demand is higher than originally projected, the Company may be able to sell a portion of these inventories in the future. The Company generally scraps inventories which have been written down and are identified as obsolete.

Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	October 1, 2010	October 2, 2009
Land	$ —	$ 1,662
Land and leasheold improvements	4,721	6,887
Buildings	2,540	19,824
Machinery and equipment	28,857	56,979
Construction in progress	12	86
	36,130	85,438
Accumulated depreciation and amortization	(30,050)	(70,139)
	$ 6,080	$ 15,299

During fiscal 2010, the Company committed to a plan for the sale of certain of the Company's property with a gross book value of $20.1 million and a net book value of $7.5 million, which has been classified as held for sale as of October 1, 2010. In addition, as a result of a physical inventory of fixed assets conducted during the fiscal year, the Company retired fixed assets with a gross book value of $31.6 million that were fully depreciated and no longer in use.

During fiscal 2009, the Company recorded an impairment charge of $0.9 million on its fixed assets, $0.2 million of which were charged to continuing operations and $0.7 million of which were charged to discontinued operations.

During fiscal 2008, the Company determined that the current challenges in the digital subscriber line (DSL) market resulted in the net book value of certain assets within the BBA business unit to be considered not fully recoverable. As a result, the Company recorded an impairment charge of $6.5 million related to the BBA business unit's property, plant, and equipment. In addition, during fiscal 2008, the Company reevaluated its reporting unit operations with particular attention given to various scenarios for the BMP business. The determination was made that the net book value of certain assets within the BMP business unit were considered not fully recoverable. As a result, the Company recorded an impairment charge of $2.1 million related to the BMP business unit's property, plant and equipment. The impairment charges related to BMP and BBA property, plant and equipment have been included in net loss from discontinued operations.

Goodwill

The changes in the carrying amounts of goodwill were as follows (in thousands):

	Fiscal Year Ended	
	2010	2009
Goodwill at beginning of period	$109,908	$110,412
Additions	—	1,000
Disposals	—	(1,000)
Impairments	—	—
Other adjustments	—	(504)
Goodwill at end of period	$109,908	$109,908

Impairments

All of the goodwill reported on the Company's balance sheet is attributable to the Company's single reporting unit. During the fourth fiscal quarter of 2010, the Company determined that the fair value of the Company's single reporting unit is greater than the carrying value of the Company's single reporting unit and therefore there is no impairment of goodwill as of October 1, 2010. The Company believes, based on projected revenues, cash flows and the Company's financial position, that the remaining carrying amounts of goodwill are recoverable.

In fiscal 2008, the Company reevaluated its reporting unit operations with particular attention given to various scenarios for the BMP business. The determination was made that the carrying value of the BMP business unit was greater than its fair value. As a result, the Company recorded a goodwill impairment charge of $119.6 million. In addition, in fiscal 2008 the Company continued its review and assessment of the future prospects of its businesses, products and projects with particular attention given to the BBA business unit. The current challenges in the competitive DSL market described above had resulted in the carrying value of the BBA business unit to be greater than its fair value. As a result, the Company recorded a goodwill impairment charge of $108.8 million. The impairment charges are included in net loss from discontinued operations.

Additions

During fiscal 2009, the Company recorded $1.0 million of additional goodwill resulting from the final payment for the acquisition of Zarlink Semiconductor Inc. in October 2006.

Other Current Assets

Other current assets consist of the following (in thousands):

	October 1, 2010	October 2, 2009
Other receivables	$ 678	$ 6,988
Deferred tax asset	121	327
Prepaid technical licenses	4,180	3,775
Other prepaid expenses	6,402	5,026
Other current assets	3,309	10,032
	$14,690	$26,148

Other Assets

Other assets consist of the following (in thousands):

	October 1, 2010	October 2, 2009
Mindspeed warrant	$20,685	$ 5,053
Long-term restricted cash	5,600	6,423
Electronic design automation tools	6,830	1,136
Deferred debt issuance costs	4,386	1,970
Investments	3,290	4,805
Intangible assets	4,308	5,557
Deferred tax asset	1,408	—
Other non-current assets	865	691
	$47,372	$25,635

Mindspeed Warrant

The Company has a warrant to purchase approximately 6.1 million shares of Mindspeed common stock at an exercise price of $16.74 per share through June 2013. At October 1, 2010 and October 2, 2009, the market value of Mindspeed common stock was $7.73 and $3.05 per share, respectively. The Company accounts for the Mindspeed warrant as a derivative instrument, and changes in the fair value of the warrant are included in other (income) expense, net each period. At October 1, 2010 and October 2, 2009, the aggregate fair value of the Mindspeed warrant included on the accompanying consolidated balance sheets was $20.7 million and $5.1 million, respectively. At October 1, 2010, the warrant was valued using the Black-Scholes-Merton model with an expected term of 2.75 years, expected volatility of 101%, a weighted average risk-free interest rate of 0.58% and no dividend yield. The aggregate fair value of the warrant is reflected as a long-term asset on the accompanying consolidated balance sheets because the Company does not intend to liquidate any portion of the warrant in the next twelve months.

Technology License

As a result of the sale of the Company's BBA business and decrease in revenues in the continuing business, the Company determined that the technology license with Freescale Semiconductor Inc. had no value and therefore recorded an impairment charge of $8.3 million for the license, of which $3.3 million was recorded in discontinued operations and $5.0 million in operating expenses in the year ended October 2, 2009.

Intangible Assets

Intangible assets consist of the following (in thousands):

	October 1, 2010			October 2, 2009		
	Gross Carrying Amount	Accumulated Amortization	Book Value	Gross Carrying Amount	Accumulated Amortization	Book Value
Product licenses	$2,400	$(1,004)	$1,396	$2,400	$ (628)	$1,772
Other intangible assets	6,830	(3,918)	2,912	6,830	(3,045)	3,785
	$9,230	$(4,922)	$4,308	$9,230	$(3,673)	$5,557

Intangible assets are being amortized over a weighted-average period of approximately 4.5 years. Annual amortization expense is expected to be as follows (in thousands):

	Fiscal Year Ending					
	2011	2012	2013	2014	2015	Thereafter
Amortization expense	$1,137	$1,137	$1,017	$446	$150	$421

During fiscal 2009, the Company recorded impairment charges related to intangible assets of $0.3 million, which were charged to discontinued operations.

During fiscal 2008, the Company continued its review and assessment of the future prospects of its businesses, products and projects with particular attention given to the BBA business unit. The challenges in the competitive DSL market described above resulted in the net book value of certain assets within the BBA business unit to be considered not fully recoverable. As a result, the Company recorded an impairment charge of $1.9 million related to intangible assets. The impairment charge is included in net loss from discontinued operations.

Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	October 1, 2010	October 2, 2009
Restructuring and reorganization liabilities	6,088	9,197
Accrued technical licenses	5,139	5,552
Income tax liabilities	488	3,909
Other	20,121	15,320
	$31,836	$33,978

Other Liabilities

Other liabilities consist of the following (in thousands):

	October 1, 2010	October 2, 2009
Restructuring and reorganization liabilities	27,733	33,533
Deferred gain on sale of building	6,887	13,205
Income tax liabilities	9,186	6,411
Accrued technical licenses	6,038	3,413
Other	7,353	5,527
	$57,197	$62,089

6. Income Taxes

The components of the provision for income taxes are as follows (in thousands):

	Fiscal Year Ended		
	2010	2009	2008
Current:			
United States	$ (54)	$(149)	$ (33)
Foreign	2,591	269	886
State and local	11	(10)	19
Total current	2,548	110	872
Deferred:			
United States	—	—	—
Foreign	(1,981)	761	(23)
Total deferred	(1,981)	761	(23)
	$ 567	$ 871	$849

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in thousands):

	October 1, 2010	October 2, 2009
Deferred tax assets:		
Intangible assets	$ 121,009	$ 139,377
Capitalized research and development	232,709	270,426
Net operating losses	628,359	581,786
Research and development and investment credits	153,905	153,938
Other, net	95,052	100,824
Valuation allowance	(1,175,361)	(1,192,035)
Total deferred tax assets	55,673	54,316
Deferred tax liabilities:		
Deferred state taxes	(54,143)	(54,767)
Total deferred tax liabilities	(54,143)	(54,767)
	$ 1,530	$ (451)

In assessing the realizability of deferred income tax assets, the accounting guidance establishes a more likely than not standard. If it is determined that it is more likely than not that deferred income tax assets will not be realized, a valuation allowance must be established against the deferred income tax assets. The ultimate realization of the assets is dependent on the generation of future taxable income during the periods in which the associated temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies when making this assessment.

Accounting guidance further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. As a result of the Company's cumulative losses, the Company concluded that a full valuation allowance was required as of October 1, 2010 and October 2, 2009 for federal and state purposes. In fiscal 2010 and 2009, foreign operations recorded a $1.5 million net deferred tax asset and a $0.5 million net deferred tax liability, respectively.

The valuation allowance decreased $16.7 million and $9.0 million during fiscal 2010 and 2009, respectively. The decrease in fiscal 2010 was primarily due to current year income and the expiration of net operating losses and deferred stock compensation that expired without benefit. The fiscal 2009 decrease was primarily due to expiration of net operating losses and deferred stock compensation that expired without benefit offset by net operating losses.

As a result of the current accounting guidance, the Company's deferred tax assets at October 1, 2010 and October 2, 2009 do not include $20.8 million of excess tax benefits from employee stock option exercises that are a component of the Company's net operating loss carryovers. Equity will be increased by $20.8 million if and when such excess tax benefits are ultimately realized.

As of October 1, 2010, the Company has U.S. federal net operating loss carryforwards of approximately $1.7 billion that, if unutilized, will expire at various dates between 2011 and 2030, including $19 million that will expire in the next five years. As of October 1, 2010, the Company has aggregate state net operating loss carryforwards of approximately $1.1 billion that, if unutilized, will expire at various dates between 2011 through 2030, including $292 million that will expire in the next five years. The Company also has U.S. federal and state income tax credit carryforwards of approximately $89 million and $65 million, respectively. If unutilized, the U.S. federal credits expire at various dates between 2019 through 2030. The state credit carryforwards include California Manufacturer's Investment Credits of approximately $0.3 million that expire in 2011, while the

remaining state credits have no expiration date. A reconciliation of income taxes computed at the U.S. federal statutory income tax rate to the provision for income taxes is as follows (in thousands):

	Fiscal Year Ended		
	2010	2009	2008
U.S. Federal statutory tax at 35%	$ 8,005	$(12,873)	$(5,123)
State taxes, net of federal effect	1,165	348	(1,190)
U.S. and foreign income taxes on foreign earnings	(1,197)	7,863	6,346
Research and development credits	(186)	(939)	(3,655)
Valuation allowance	(16,658)	(8,808)	9,363
Detriment/(benefit) from discontinued operations and equity method investments, net of impairments	4,614	6,670	(7,986)
Asset impairments	—	4,494	—
Stock options	4,440	3,189	2,271
Other	384	927	823
Provision for income taxes	$ 567	$ 871	$ 849

Income (loss) from continuing operations before income taxes and (loss) gain on equity investments consists of the following components (in thousands):

	Fiscal Year Ended		
	2010	2009	2008
United States	$20,073	$(32,737)	$(12,176)
Foreign	2,799	(4,042)	(2,462)
	$22,872	$(36,779)	$(14,638)

Certain of the Company's foreign income tax returns for the years 2001 through 2008 are currently under examination. Management believes that adequate provision for income taxes has been made for all years, and the results of the examinations will not have a material impact on the Company's financial position, cash flows or results of operations.

No provision has been made for U.S. federal, state or additional foreign income taxes which would be due upon the actual or deemed distribution of approximately $0.8 million and $0.1 million of undistributed earnings of foreign subsidiaries as of October 1, 2010 and October 2, 2009, respectively, which are permanently reinvested.

The following table summarizes the fiscal 2010 and 2009 activity related to the Company's unrecognized tax benefits:

	2010	2009
Beginning balance	$73,837	$77,304
Increases related to current year tax positions	2,822	730
Expiration of the statue of limitations for the assessment of taxes	(9,130)	(4,429)
Other	492	232
Ending balance	$68,021	$73,837

Included in the unrecognized tax benefits of $68.0 million at October 1, 2010 are $57.6 million of tax benefits primarily related to federal and state acquired net operating loss and credit carryovers that, if recognized, would be offset by the Company's valuation allowance. The reductions in our unrecognized tax benefits of $9.1 million and $4.4 million in 2010 and 2009, respectively, were primarily due to the expiration of fully reserved federal and state net operating loss carryovers without benefit.

The Company also accrued potential interest of $0.5 million related to these unrecognized tax benefits during each of fiscal year 2010 and 2009. As of October 1, 2010, the Company has recorded a liability for potential interest

of $1.3 million related to these positions. The Company expects $3.3 million of the unrecognized tax benefits, primarily related to acquired net operating losses and tax credits to expire unutilized over the next 12 months. The Company does not expect its uncertain tax positions to otherwise change materially over the next 12 months.

The Company files U.S., state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The fiscal 2006 through 2010 tax years generally remain subject to examination by federal and most state tax authorities.

7. Debt

	October 1, 2010	October 2, 2009
4.00% convertible subordinated notes due March 2026, net of debt discount of $0.2 million	$ 10,978	$ —
Accounts receivable financing facility	—	28,653
Current portion of long-term debt	—	61,400
Short-term debt	$ 10,978	$ 90,053
Floating rate senior secured notes due November 2010	$ —	$ 61,400
4.00% convertible subordinated notes due March 2026, net of debt discount of $21.4 million	—	228,578
11.25% senior secured notes due March 2015, net of discount of $1,457	173,543	—
Total	173,543	289,978
Less: current portion of long-term debt	—	(61,400)
Long-term debt	$173,543	$228,578

11.25% senior secured notes due 2015 — In March 2010, the Company issued $175.0 million aggregate principal amount of senior secured notes due 2015 ("senior notes") that mature on March 15, 2015. The senior notes were sold at 99.06% of the principal amount, resulting in gross proceeds of approximately $173.4 million. Deferred debt offering costs were approximately $4.9 million, and are being amortized over the term of the debt. The senior notes have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. The senior notes accrue interest at a rate of 11.25% per annum payable semiannually on March 15 and September 15 of each year, commencing on September 15, 2010. The senior notes mature on March 15, 2015. The obligations under the senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis, by all of the Company's existing domestic subsidiaries (except for Conexant CF, LLC) and by all of the Company's future domestic subsidiaries (except for immaterial subsidiaries and receivables financing subsidiaries). Conexant CF, LLC is the Company's receivables financing subsidiary. In addition, the senior notes and the note guarantees are secured by liens on substantially all of the Company's and the guarantors' tangible and intangible property, subject to certain exceptions and permitted liens. On or after March 15, 2013, the Company may redeem all or a part of the senior notes at a price of 105.625% of the principal amount of the senior notes during the remainder of 2013 and 100.00% of the principal amount of the senior notes thereafter, plus accrued and unpaid interest, if any, to the applicable redemption date. In addition, at any time prior to March 15, 2013, the Company may, on one or more occasions, redeem all or a part of the senior notes at any time at a redemption price equal to 100% of the principal amount of the senior notes redeemed, plus a "make-whole" premium, plus accrued and unpaid interest, if any, to the applicable redemption date. On or after January 1, 2011 until March 15, 2013, the Company may also redeem up to 35% of the original aggregate principal amount of the senior notes, using the proceeds of certain qualified equity offerings, at a redemption price of 111.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the applicable redemption date. If a change of control occurs, the Company must offer to repurchase the senior notes at a repurchase price equal to 101% of the principal amount of the senior notes repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date. In addition, certain asset dispositions will be triggering events that may require the Company to use the proceeds from those sales to make an offer to repurchase the senior notes at a repurchase price equal to 100% of the principal amount of the senior notes repurchased, plus accrued and

unpaid interest, if any, to the applicable repurchase date if such proceeds are not otherwise invested in the Company's business within a specific period of time. The senior notes and the note guarantees rank senior to all of the Company's and the guarantors' existing and future subordinated indebtedness, including the convertible notes, but they are structurally subordinated to all existing and future indebtedness and other liabilities (including non-trade payables) of the Company's non-guarantor subsidiaries.

Floating rate senior secured notes due November 2010 — In December 2009, the Company repurchased outstanding $61.4 million floating rate senior secured notes due November 2010 at a price of 101% of par and recorded a loss on extinguishment of $0.6 million. The notes were guaranteed by certain of the Company's U.S. subsidiaries. The guarantee was released on December 22, 2009.

4.00% convertible subordinated notes due March 2026 — In March 2006, the Company issued $200.0 million principal amount of convertible notes and, in May 2006, the initial purchaser of the convertible notes exercised its option to purchase an additional $50.0 million principal amount of the convertible notes. Total proceeds to the Company from these issuances, net of issuance costs, were $243.6 million. The convertible notes are general unsecured obligations of the Company. Interest on the convertible notes is payable in arrears semiannually on each March 1 and September 1, beginning on September 1, 2006. The convertible notes are convertible, at the option of the holder upon satisfaction of certain conditions, into shares of the Company's common stock at a conversion price of $49.20 per share, subject to adjustment for certain events. Upon conversion, the Company has the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. Beginning on March 1, 2011, the convertible notes may be redeemed at the Company's option at a price equal to 100% of the principal amount, plus any accrued and unpaid interest. Holders may require the Company to repurchase, for cash, all or part of their convertible notes on March 1, 2011, March 1, 2016 and March 1, 2021 at a price of 100% of the principal amount, plus any accrued and unpaid interest.

The adoption of the accounting guidance for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) resulted in the following amounts recognized in the Company's financial statements (in thousands):

	October 1, 2010	October 2, 2009
Principal of the liability component of 4.00% convertible subordinated notes	$11,218	$250,000
Unamortized debt discount	(240)	(21,422)
Net carrying amount of liability component of 4.00% convertible subordinated notes	$10,978	$228,578

Interest expense related to the 4.00% convertible notes (in thousands):

	Fiscal Year Ended		
	2010	2009	2008
Contractual interest coupon	$ 5,383	$10,000	$10,000
Amortization of the debt discount on the liability component	7,825	14,015	13,394
Total	$13,208	$24,015	$23,394
Effective interest rate for the liability component for the period	9.87%	9.61%	9.36%

The expected remaining life for the unamortized debt discount as of October 1, 2010 is approximately 5 months. During fiscal 2010, the Company extinguished approximately $238.8 million of its convertible notes through exchange into common stock, tender offer and privately negotiated transactions. As a result of the extinguishment, the Company recorded a loss of $18.6 million on extinguishment of debt, which consisted of $13.4 million of unamortized debt discount, $1.8 million premium over par paid upon repurchase and $3.4 million of transaction costs during fiscal 2010.

Accounts Receivable Financing Facility — On December 22, 2009, the Company established a new accounts receivable financing facility whereby it sells, from time to time, certain accounts receivable to Conexant CF, LLC ("Conexant CF"), a special purpose entity which is a consolidated subsidiary of the Company. Under the terms of

the Company's agreements with Conexant CF, the Company retains the responsibility to service and collect accounts receivable sold to Conexant CF and receives a weekly fee from Conexant CF for handling administrative matters which is equal to 1.0%, on a per annum basis, of the uncollected value of the purchased accounts receivable.

Concurrently with entering into the new accounts receivable financing facility, Conexant CF entered into a new credit facility with a bank to finance the cash portion of the purchase price of eligible receivables. The new credit facility is secured by the assets of Conexant CF. Conexant CF is required to maintain certain minimum amounts on deposit (restricted cash) of approximately $0.8 million with the bank during the term of the borrowing. Borrowings under the credit facility, which cannot exceed the lesser of $15.0 million (which may be increased up to $20 million pursuant to certain conditions set forth in the credit agreement) or 60% of the uncollected value of purchased accounts receivable that are eligible for coverage under an insurance policy for the receivables and bear interest equal to the bank Prime Rate (minimum of 3.25%) plus applicable margins (between 1.5% to 2.25%). In addition, if the aggregate amount of interest earned by the bank in any month is less than $20,000, Conexant CF pays an amount equal to the minimum monthly interest of $20,000 minus the aggregate amount of all interest earned by the bank. The credit agreement matures on December 31, 2010 and remains subject to additional 364-day renewal periods at the discretion of the bank.

The credit facility is subject to financial covenants including a minimum level of shareholders' equity covenant, an adjusted quick ratio covenant, and a minimum cash and cash equivalents covenant. Further, any failure by the Company or Conexant CF to pay their respective debts as they become due would allow the bank to terminate the credit agreement and cause all borrowings under the credit facility to immediately become due and payable. At October 1, 2010, Conexant CF had not borrowed any amounts under this credit facility.

On November 29, 2005, the Company established an accounts receivable financing facility whereby it sold, from time to time, certain accounts receivable to Conexant USA, LLC ("Conexant USA"), a special purpose entity that was a consolidated subsidiary of the Company. Under the terms of the Company's agreements with Conexant USA, the Company retained the responsibility to service and collect accounts receivable sold to Conexant USA and received a weekly fee from Conexant USA for handling administrative matters, which equaled to 1.0%, on a per annum basis, of the uncollected value of the accounts receivable. The Company's $50.0 million credit facility secured by the assets of Conexant USA expired on November 27, 2009. All amounts owed on the credit facility were repaid during the first quarter of fiscal 2010. Conexant USA was merged into Conexant CF in the third quarter of fiscal 2010.

As of October 1, 2010, following are the maturities of debt payment for each of the next five years:

	Fiscal Year Ending					
	2011	2012	2013	2014	2015	Total
Payments due	$11,218	$—	$—	$—	$175,000	$186,218

8. Commitments and Contingencies

Lease Commitments

The Company leases certain facilities and equipment under non-cancelable operating leases which expire at various dates through 2021 and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. Rental expense under operating leases was approximately $9.8 million, $14.9 million and $21.0 million during fiscal 2010, 2009 and 2008, respectively.

At October 1, 2010, future minimum lease payments, net of sublease income, under non-cancelable operating leases were as follows (in thousands):

Fiscal Year Ending	Lease Payments	Sublease Income	Net Obligations
2011	$14,582	$ (5,242)	$ 9,340
2012	12,672	(4,457)	8,215
2013	12,703	(4,129)	8,574
2014	12,784	(3,898)	8,886
2015	10,590	(2,789)	7,801
Thereafter	18,013	(1,755)	16,258
Total future minimum lease payments	$81,344	$(22,270)	$59,074

The summary of future minimum lease payments includes an aggregate gross amount of $63.1 million of lease obligations that principally expire through fiscal 2021, which have been accrued for in connection with the Company's reorganization and restructuring actions.

Legal Matters

Certain claims have been asserted against the Company, including claims alleging the use of the intellectual property rights of others in certain of the Company's products. The resolution of these matters may entail the negotiation of a license agreement, a settlement, or the adjudication of such claims through arbitration or litigation. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably for the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on the financial condition or results of operations of the Company. Based on its evaluation of matters which are pending or asserted and taking into account the Company's reserves for such matters, management believes the disposition of such matters will not have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

Guarantees and Indemnifications

The Company has made guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the Company's spin-off from Rockwell International Corporation ("Rockwell"), the Company assumed responsibility for all contingent liabilities and then-current and future litigation (including environmental and intellectual property proceedings) against Rockwell or its subsidiaries in respect of the operations of the semiconductor systems business of Rockwell.

In connection with the Company's contribution of certain of its manufacturing operations to Jazz Semiconductor Inc. (now "TowerJazz"), the Company agreed to indemnify TowerJazz for certain environmental matters and other customary divestiture-related matters. In connection with the Company's sale of the BMP business to NXP, the Company agreed to indemnify NXP for certain claims related to the transaction. In connection with the Company's sale of the BBA business to Ikanos, the Company agreed to indemnify Ikanos for certain claims related to the transaction. In connection with the sales of its products, the Company provides intellectual property indemnities to its customers. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the State of Delaware.

The durations of the Company's guarantees and indemnities vary, and in many cases are indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales. The majority of other guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these guarantees and indemnities in the accompanying condensed consolidated balance sheets as they are not estimated to be material. Product warranty costs are not significant.

Other

Tax Matter — The Company has $68.0 million of unrecognized tax benefits in accordance with the accounting guidance and the Company is uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, the Company has also recorded a liability for potential penalties and interest of $1.3 million as of October 1, 2010.

9. Shareholders' Equity

Common and Preferred Stock

The Company's authorized capital consists of 200,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, without par value, of which 5,000,000 shares are designated as Series A junior participating preferred stock (the "Junior Preferred Stock").

In December 2009, the Company entered into exchange agreements with certain holders of its outstanding 4.00% convertible notes to issue an aggregate of 7.1 million shares of common stock, par value $0.01 per share, in exchange for $17.6 million aggregate principal amount of the notes.

In March 2010, the Company sold 16.1 million shares of its common stock, including the over-allotment option to underwriters to purchase 2.1 million shares of common stock, par value $0.01 per share, at the price of $4.00 per share, raising net proceeds of approximately $59.9 million, net of the offering costs of $4.5 million.

Stock-Based Award Plans

The Company maintains the 2010 Equity Incentive Plan, which was approved by stockholders in February 2010 and under which the Company has reserved 12 million shares for issuance and the 2004 New Hire Equity Incentive Plan, under which it reserved 1.6 million shares for issuance. All awards granted under these plans are service-based awards. Awards issued under the 2010 Equity Incentive Plan and the 2004 New Hire Equity Incentive Plan are settled in shares of common stock. As of October 1, 2010, approximately 9.1 million shares of the Company's common stock are available for grant under the stock option and long-term incentive plans.

Stock Options

The following weighted average assumptions were used in the estimated grant date fair value calculations for stock options:

	Fiscal Year Ended		
	October 1, 2010	October 2, 2009	October 3, 2008
Stock option plans:			
Expected dividend yield	$—	$ —	$ —
Expected stock price volatility	—	79%	67%
Risk free interest rate	—	2.12%	3.20%
Average expected life (in years)	—	4.87	5.25

Stock options are granted with exercise prices of not less than the fair market value at grant date, generally vest over four years and expire eight or ten years after the grant date. The Company settles stock option exercises with newly issued shares of common stock. The expected stock price volatility rates are based on the historical volatility of the Company's common stock. The risk free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option or award. The average expected life represents the weighted average period of time that options or awards granted are expected to be outstanding.

A summary of stock option activity is as follows (shares in thousands):

	Shares	Weighted Average Exercise Price
Outstanding, October 2, 2009	4,210	$23.20
Granted	—	—
Exercised	(30)	0.59
Forfeited	(1,884)	25.69
Outstanding, October 1, 2010	2,296	21.45
Shares vested and expected to vest, October 1, 2010	2,295	21.46
Exercisable, October 1, 2010	2,222	$21.96

At October 1, 2010, of the 2.3 million stock options outstanding, approximately 1.8 million options were held by current employees and directors of the Company, and approximately 0.5 million options were held by employees of former businesses of the Company (i.e., Mindspeed, Skyworks) who remain employed by one of these businesses. At October 1, 2010, stock options outstanding had an immaterial aggregate intrinsic value and a weighted-average remaining contractual term of 2.3 years. At October 1, 2010, exercisable stock options had an immaterial aggregate intrinsic value and a weighted-average remaining contractual term of 2.1 years. The total intrinsic value of options exercised in fiscal 2010 was $0.1 million. This intrinsic value represents the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each option.

During the fiscal years ended October 1, 2010, October 2, 2009 and October 2, 2008, the Company recognized stock-based compensation expense of $1.4 million, $4.1 million, and $13.7 million, respectively, for stock options, in its consolidated statements of operations. At October 1, 2010, the total unrecognized fair value compensation cost related to non-vested stock option awards was $0.2 million, which is expected to be recognized over a remaining weighted average period of approximately one year.

Restricted Stock Units

The Company's long-term incentive plans also provide for the issuance of share-based restricted stock unit ("RSU") awards to officers and other employees and certain non-employees of the Company. These awards are subject to forfeiture if employment terminates during the prescribed vesting period (generally within two to three years of the date of award).

A summary of RSU award activity under the Company's long-term incentive plans is as follows (shares in thousands):

	Shares	Weighted Average Grant Date Fair Value
Outstanding, October 2, 2009	165	$2.82
Granted	4,790	2.71
Vested	(72)	3.77
Forfeited	(110)	2.79
Outstanding, October 1, 2010	4,773	$2.69

During the fiscal years ended October 1, 2010, October 2, 2009 and October 2, 2008, the Company recognized stock-based compensation expense of $5.2 million, $1.6 million, and $1.9 million, respectively, for RSU awards, in its consolidated statements of operations. At October 1, 2010, the total unrecognized fair value stock-based

compensation cost related to RSU awards was $7.8 million, which is expected to be recognized over a weighted average period of 1.3 years. The total fair value of RSU awards vested in fiscal 2010 was $0.2 million.

Employee Stock Purchase Plan

The following weighted average assumptions were used in the estimated grant date fair value calculations for stock purchase plans:

	Fiscal Year Ended		
	October 1, 2010	October 2, 2009	October 3, 2008
Stock purchase plans:			
Expected dividend yield	$ —	$ —	$ —
Expected stock price volatility	82%	74%	69%
Risk free interest rate	0.18%	3.14%	3.10%
Average expected life (in years)	0.50	0.50	0.50

In the first fiscal quarter of 2010, the Company reinstated the 2001 Employee Stock Purchase Plan ("ESPP") for eligible domestic employees and the 1999 Non Qualified ESPP for eligible international employees, which were suspended in January 2009. The first purchase period commenced February 1, 2010. The ESPP allows eligible employees to purchase shares of the Company's common stock at six-month intervals during an offering period at 85% of the lower of the fair market value on the first day of the offering period or the purchase date. Under the ESPP, employees authorize the Company to withhold up to 15% of their compensation for each pay period, up to a maximum annual amount of $25,000, to purchase shares under the plan, subject to certain limitations, and employees are limited to the purchase of 600 shares per offering period. Offering periods generally commence on the first trading day of February and August of each year and are generally six months in duration, but may be terminated earlier under certain circumstances.

During the fiscal years ended October 1, 2010, October 2, 2009 and October 3, 2008, the Company recognized stock-based compensation expense of $0.1 million, $0.1 million, and $0.5 million, respectively, for the ESPP in its consolidated statements of operations.

10. Employee Benefit Plans

Retirement Savings Plan

The Company sponsors 401(k) retirement savings plans that allow eligible U.S. employees to contribute a portion of their compensation, on a pre-tax or after-tax basis, subject to annual limits. The Company may match employee contributions in whole or in part up to specified levels, and the Company may make an additional discretionary contribution at fiscal year-end, based on the Company's performance. The Company contributions are made in cash, and are allocated based on the employee's current investment elections. Expense under the retirement savings plans was $0.3 million, $0.5 million and $1.7 million for fiscal 2010, 2009 and 2008, respectively. Beginning January 2010, the Company resumed the company-match for the domestic 401(k) plan that was suspended in the second quarter of fiscal 2009.

Retirement Medical Plan

The Company has a retirement medical plan which covers certain of its employees and provides for medical payments to eligible employees and dependents upon retirement. At the time of the spin-off from Rockwell in fiscal 1999, the Company ceased offering retirement medical coverage to active salaried employees. Effective January 1, 2003, the Company elected to wind-down this plan, and it was phased out as of December 31, 2007. Retirement medical credit, consisting principally of interest accrued on the accumulated retirement medical obligation and the effects of the wind-down of the plan beginning in fiscal 2003, was approximately $0.6 million in fiscal 2008. As a result of the wind-down of the plan completed in fiscal 2008, no material payments were made thereafter.

Pension Plans

In connection with a restructuring plan initiated in September 1998, the Company offered a voluntary early retirement program (VERP) to certain salaried employees. Pension benefits under the VERP were paid from a then newly established pension plan (the VERP Plan) of Conexant. Benefits payable under the VERP Plan were equal to the excess of the total early retirement pension benefit over the vested benefit obligation retained by Rockwell under a pension plan sponsored by Rockwell prior to Rockwell's spin-off of the Company. The Company also has certain pension plans covering its non-U.S. employees and retirees.

In May 2008, the Company determined it would terminate its VERP which it had offered to certain salaried employees in association with a restructuring plan initiated in September 1998. The Company settled its liability related to the VERP via the purchase of a non-participating annuity contract. During fiscal 2008, the Company recorded a pension settlement charge of $6.3 million and net pension expense was a credit of approximately $0.1 million. As a result of the termination in fiscal 2008, no further contributions or benefit payouts occurred thereafter.

11. Gain on Sale of Intellectual Property

In October 2008, the Company sold a portfolio of patents, including patents related to its prior wireless networking technology, to a third party for cash of $14.5 million, net of costs, and recognized a gain of $12.9 million on the transaction. In accordance with the terms of the agreement with the third party, the Company retains a cross-license to this portfolio of patents.

12. Asset Impairments

Fiscal 2009

During fiscal 2009, the Company recorded impairment charges of $10.8 million, consisting primarily of an $8.3 million impairment of a patent license with Freescale Semiconductor, Inc., land and fixed asset impairments of $1.4 million, electronic design automation ("EDA") tool impairments of $0.8 million, intangible asset impairments of $0.3 million. Asset impairments recorded in continuing operations were $5.7 million, asset impairments related to the BMP and BBA business units of $5.1 million were recorded in discontinued operations.

Fiscal 2008

During fiscal 2008, the Company continued its review and assessment of the future prospects of its businesses, products and projects with particular attention given to the BBA business unit. The challenges in the competitive DSL market resulted in the net book value of certain assets within the BBA business unit to be considered not fully recoverable. As a result, the Company recorded impairment charges of $108.8 million related to goodwill, $1.9 million related to intangible assets, $6.5 million related to property, plant and equipment and $3.4 million related to EDA tools. The impairment charges have been included in net loss from discontinued operations.

During fiscal 2008, the Company reevaluated its reporting unit operations with particular attention given to various scenarios for the BMP business. The determination was made that the net book value of certain assets within the BMP business unit were considered not fully recoverable. As a result, the Company recorded impairment charges of $119.6 million related to goodwill, $21.1 million related to EDA tools and technology licenses and $2.1 million related to property, plant and equipment, respectively. The impairment charges have been included in net loss from discontinued operations.

13. Special Charges

Special charges consist of the following (in thousands):

	Fiscal Year Ended		
	2010	2009	2008
Settlements	$ 589	$ 3,475	$ —
Other special charges	530	—	(112)
Restructuring charges	(282)	15,116	11,539
Voluntary Early Retirement Plan ("VERP") settlement charge	—	—	6,294
Loss on disposal of property	—	392	961
	$ 837	$18,983	$18,682

Settlement Charges

Settlement charges in fiscal 2010 resulted from the estimated settlement amount for unasserted insurance claims. Settlement charges in fiscal 2009 resulted from the settlement of the class action lawsuit related to the Company's 401(k) savings plan.

Other Special Charges

Other Special Charges in fiscal 2010 resulted from exit activity associated with lease charge and a one-time severance benefit associated with certain reductions in headcount.

Restructuring Charges

The Company has implemented a number of cost reduction initiatives to improve its operating cost structure. The cost reduction initiatives included workforce reductions and the closure or consolidation of certain facilities, among other actions.

Restructuring Accruals — As of October 1, 2010, the Company has remaining restructuring accruals of $33.8 million, of which $0.1 million relates to workforce reductions and $33.7 million relates to facility and other costs. Of the $33.8 million of restructuring accruals at October 1, 2010, $6.1 million is included in other current liabilities and $27.7 million is included in other non-current liabilities in the accompanying consolidated balance sheet. The Company expects to pay the amounts accrued for the workforce reductions through fiscal 2011 and expects to pay the obligations for the non-cancelable lease and other commitments over their respective terms, which expire at various dates through fiscal 2021. The Company's accrued liabilities include the net present value of the future lease obligations of $53.5 million, net of contracted sublease income of $12.7 million, and projected sublease income of $7.0 million, and the Company will accrete the remaining amounts into expense over the remaining terms of the non-cancellable leases. The facility charges were determined in accordance with the accounting guidance for costs associated with exit or disposal activities. As a result, the Company recorded the net present value of the future lease obligations and will accrete the remaining amounts into expense over the remaining terms of the non-cancellable leases.

Fiscal 2009 Restructuring Actions — As part of a workforce reduction implemented during the fiscal year ended October 2, 2009, the Company completed actions that resulted in the elimination of 183 positions worldwide. In relation to these restructuring actions in fiscal 2009, the Company recorded $26 thousand of restructuring charges for fiscal 2010, which were included in discontinued operations related to the Company's BBA business.

Activity and liability balances recorded as part of the fiscal 2009 restructuring actions through October 1, 2010 were as follows (in thousands):

	Workforce Reductions
Restructuring balance, October 2, 2009	$ 1,582
Charged to costs and expenses	26
Cash payments	(1,555)
Restructuring balance, October 1, 2010	$ 53

Fiscal 2008 Restructuring Actions — During fiscal 2008, the Company announced its decision to discontinue investments in standalone wireless networking solutions and other product areas. In relation to these announcements, the Company has recorded $0.1 million of restructuring charges for fiscal 2010, which related to accretion of lease liability on restructured facilities under non-cancelable leases, all of which were included in discontinued operations related to the Company's BBA business.

Activity and liability balances recorded as part of the Fiscal 2008 Restructuring Actions through October 1, 2010 were as follows (in thousands):

	Facility and Other
Restructuring balance, October 2, 2009	$ 64
Charged to costs and expenses	115
Cash payments	(105)
Restructuring balance, October 1, 2010	$ 74

Fiscal 2007 Restructuring Actions — During fiscal 2007, the Company announced several facility closures and workforce reductions. In total, the Company notified approximately 670 employees of their involuntary termination.

In relation to these announcements, the Company has recorded $2.2 million of restructuring charges for fiscal 2010, which related to accretion of lease liability on restructured facilities under non-cancelable leases, of which $1.9 million were included in discontinued operations related to the Company's BMP business.

Activity and liability balances recorded as part of the Fiscal 2007 Restructuring Actions through October 1, 2010 were as follows (in thousands):

	Facility and Other
Restructuring balance, October 2, 2009	$27,233
Charged to costs and expenses	2,211
Cash payments	(6,599)
Restructuring balance, October 1, 2010	$22,845

Fiscal 2006 and 2005 Restructuring Actions — During fiscal years 2006 and 2005, the Company announced operating site closures and workforce reductions. In total, the Company notified approximately 385 employees of their involuntary termination.

The Company has recorded $0.9 million, net restructuring credits for fiscal 2010, of which $1.5 million related to accretion of lease liability on restructured facilities, offset by $2.4 million of credits due to higher sub-lease and projected income at certain facility.

Activity and liability balances recorded as part of the Fiscal 2006 and 2005 Restructuring Actions through October 1, 2010 were as follows (in thousands):

	Facility and Other
Restructuring balance, October 2, 2009	$13,851
Charged to costs and expenses	(936)
Cash payments	(2,066)
Restructuring balance, October 1, 2010	$10,849

14. Other (Income) Expense, Net

Other (income) expense, net consists of the following (in thousands):

	Fiscal Year Ended		
	2010	2009	2008
Investment and interest income	$ (265)	$(1,747)	$(7,237)
Gain on sale of investments	(16,054)	(1,856)	(896)
Loss on extinguishment of debt	18,583	—	—
(Increase) decrease in the fair value of derivative instruments	(15,632)	(4,508)	14,974
Impairment of equity securities	—	2,770	—
Loss on rental property	—	—	1,435
Loss on swap termination	—	1,087	—
Other	913	(771)	947
Other (income) expense, net	$(12,455)	$(5,025)	$ 9,223

Other income, net of $12.5 million during fiscal 2010 primarily consisted of a $16.1 million gain on sale of equity investments and an $15.6 million increase in the fair value of the Company's warrant to purchase 6.1 million shares of Mindspeed common stock, partially offset by a loss of $18.6 million on extinguishment of debt, which consisted of $13.4 million of unamortized debt discount, $1.8 million premium over par paid upon repurchase and $3.4 million of transaction costs.

Other income, net for fiscal 2009 was primarily comprised of $4.5 million increase in the fair value of the Company's warrant to purchase 6.1 million shares of Mindspeed common stock, $1.9 million gains on sales of equity securities, $1.7 million of investment and interest income on invested cash balances offset by $2.8 million of impairments on equity securities and a $1.1 million realized loss on the termination of interest rate swaps.

Other expense, net for fiscal 2008 was primarily comprised of $7.2 million of investment and interest income on invested cash balances, a $15.0 million decrease in the fair value of the Company's warrant to purchase 6.1 million shares of Mindspeed common stock, and $1.4 million of expense related to a rental property.

15. Related Party Transactions

Mindspeed Technologies, Inc. (Mindspeed)

As of October 1, 2010, the Company holds a warrant to purchase 6.1 million shares of Mindspeed common stock at an exercise price of $16.74 per share exercisable through June 2013. In addition, one member of the Company's Board of Directors also serves on the Board of Mindspeed. No significant amounts were due to or receivable from Mindspeed at October 1, 2010.

Lease Agreement — The Company's sublease of an office building to Mindspeed expired in June 2010. Under the sublease agreement, Mindspeed paid amounts for rental expense and operating expenses, which include utilities, common area maintenance, and security services. The Company recorded income related to the Mindspeed sublease agreement of $1.2 million, $1.8 million and $2.6 million in fiscal 2010, 2009 and 2008, respectively.

Additionally, Mindspeed made payments directly to the Company's landlord totaling $2.6 million, $3.4 million and $4.0 million in fiscal 2010, 2009 and 2008, respectively.

Skyworks Solutions, Inc. (Skyworks)

One member of the Company's Board of Directors also serves on the Board of Skyworks. No significant amounts were due to or receivable from Skyworks at October 1, 2010.

Inventory Purchases — During fiscal 2009 and 2008, the Company purchased inventory from Skyworks totaling $0.5 million and $4.8 million, respectively. There were no purchases of inventory from Skyworks in fiscal year 2010.

16. Segment Information

Geographic Regions:

Net revenues by geographic regions, based upon the country of destination, were as follows (in thousands):

	Fiscal Year Ended		
	2010	2009	2008
United States	$ 15,045	$ 5,983	$ 9,139
Other Americas	3,985	3,101	9,761
Total Americas	19,030	9,084	18,900
China	145,407	132,827	213,847
Taiwan	23,187	14,082	18,710
Asia-Pacific	50,315	49,627	73,278
Total Asia-Pacific	218,909	196,536	305,835
Europe, Middle East and Africa	2,787	2,807	6,769
	$240,726	$208,427	$331,504

The Company believes a portion of the products sold to original equipment manufacturers (OEMs) and third-party manufacturing service providers in the Asia-Pacific region are ultimately shipped to end-markets in the Americas and Europe. For fiscal 2010, 2009 and 2008, there was one distribution customer that accounted for 13%, 23% and 23% of net revenues, respectively. Sales to the Company's twenty largest customers represented approximately 82%, 87% and 83% of net revenues for fiscal years 2010, 2009 and 2008, respectively.

Long-lived assets consist of property, plant and equipment and certain other long-term assets. Long-lived assets by geographic area were as follows (in thousands):

	October 1, 2010	October 2, 2009	October 3, 2008
United States	$24,389	$25,415	$48,122
India	1,022	1,971	2,627
China	546	2,309	3,204
Asia-Pacific	1,092	610	1,004
Europe, Middle East and Africa	1	18	34
	$27,050	$30,323	$54,991

The following have been excluded from the geographic presentation of long-lived assets above as of October 1, 2010, October 2, 2009 and October 3, 2008, respectively: Goodwill totaling $109.9 million, $109.9 million and $110.4 million; Intangible assets totaling $4.3 million, $5.6 million and $10.6 million; the Mindspeed warrant totaling $20.7 million, $5.1 million and $0.5 million; and deferred taxes totaling $0.5 million, $0.9 million and none. These items are located in the United States and disclosed separately.

17. Quarterly Results of Operations (Unaudited)

Fiscal 2010	Fiscal Quarter Ended			
	Oct. 1, 2010	Jul. 2, 2010	Apr. 1, 2010	Jan. 1, 2010
Net revenues	$56,315	$60,730	$61,868	$61,813
Gross margin	34,094	37,085	37,781	37,609
Net income (loss) from continuing operations	9,756	(6,998)	10,784	8,697
Net (loss) income from discontinued operations	(1,282)	(455)	95	(363)
Net income (loss)	8,474	(7,453)	10,879	8,334
Net income (loss) per share from continuing operations, basic	0.12	(0.09)	0.16	0.14
Net income (loss) per share from continuing operations, diluted	0.12	(0.09)	0.15	0.14
Net loss per share from discontinued operations, basic and diluted	(0.02)	—	—	—
Net income (loss) per share, basic	0.10	(0.09)	0.16	0.14
Net income (loss) per share, diluted	0.10	(0.09)	0.15	0.14

Fiscal 2009	Fiscal Quarter Ended			
	Oct. 2, 2009	Jul. 3, 2009	Apr. 3, 2009	Jan. 2, 2009
Net revenues	$ 56,155	$50,844	$ 43,965	$ 57,463
Gross margin	33,890	30,311	25,035	32,517
Net loss from continuing operations	(11,218)	(4,245)	(15,975)	(9,019)
Gain on sale of discontinued operations	39,170	—	—	—
Net (loss) income from discontinued operations	(7,967)	3,557	(1,138)	(11,973)
Net income (loss)	19,985	(688)	(17,113)	(20,992)
Net loss per share from continuing operations, basic and fully diluted	(0.22)	(0.08)	(0.32)	(0.18)
Net gain per share from sale of discontinued operations, basic and fully diluted	0.78	—	—	—
Net (loss) income per share from discontinued operations, basic and fully diluted	(0.16)	0.07	(0.02)	(0.24)
Net income (loss) per share, basic and fully diluted	0.40	(0.01)	(0.34)	(0.42)

18. Subsequent events

The Company has evaluated subsequent events to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Conexant Systems, Inc.
Newport Beach, California

We have audited the accompanying consolidated balance sheets of Conexant Systems, Inc. and subsidiaries (the "Company") as of October 1, 2010 and October 2, 2009, and the related consolidated statements of operations, cash flows and shareholders' equity (deficit) and comprehensive income (loss) for each of the three years in the period ended October 1, 2010. Our audits also included the financial statement schedule listed in Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Conexant Systems, Inc. and subsidiaries as of October 1, 2010 and October 2, 2009, and the results of their operations and their cash flows for each of the three years in the period ended October 1, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 1, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 8, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
November 8, 2010

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of October 1, 2010.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework set forth in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of October 1, 2010.

The effectiveness of our internal control over financial reporting as of October 1, 2010 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and Deloitte & Touche LLP has issued a report on our internal control over financial reporting, which follows below.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of fiscal 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Conexant Systems, Inc.
Newport Beach, California

We have audited the internal control over financial reporting of Conexant Systems, Inc. and subsidiaries (the "Company") as of October 1, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 1, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended October 1, 2010 of the Company and our report dated November 8, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
November 8, 2010

Item 9B. ***Other Information***

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report because we will file our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on January 20, 2011 pursuant to Regulation 14A of the Exchange Act (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Annual Report, and certain information included in the Proxy Statement is incorporated herein by reference.

Item 10. *Directors, Executive Officers and Corporate Governance*

(a) *Executive Officers* — The information required by this Item is incorporated herein by reference to the section entitled "Executive Officers" in the Proxy Statement.

(b) *Directors* — The information required by this Item is incorporated herein by reference to the section entitled "Election of Directors" in the Proxy Statement.

(c) *Audit Committee and Audit Committee Financial Expert* — Certain information required by this Item is incorporated herein by reference to the section entitled "Report of the Audit Committee" in the Proxy Statement. The board of directors has determined that William E. Bendush, Chairman of the Audit Committee, is an "audit committee financial expert" and "independent" as defined under applicable Securities and Exchange Commission ("SEC") and NASDAQ rules. The board's affirmative determination was based, among other things, upon his extensive experience as Chief Financial Officer of Applied Micro Circuits Corporation and his service at Silicon Systems.

(d) We have adopted the "Standards of Business Conduct," a code of ethics that applies to all directors and employees, including our executive officers. A copy of the Standards of Business Conduct is posted on our Internet site at www.conexant.com. In the event that we make any amendment to, or grant any waivers of, a provision of the Standards of Business Conduct that applies to our directors and executive officers, including our principal executive officer, principal financial officer, and principal accounting officer, that requires disclosure under applicable SEC rules, we intend to disclose such amendment or waiver and the reasons therefore on our Internet site.

(e) *Section 16(a) Beneficial Ownership Reporting Compliance* — The information required by this Item is incorporated herein by reference to the section entitled "Other Matters — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Item 11. *Executive Compensation*

The information required by this Item is incorporated herein by reference to the sections entitled "Report of the Compensation and Management Development Committee," "Compensation Discussion and Analysis," "Executive Compensation" and "Directors' Compensation" in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated herein by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated herein by reference to the sections entitled "Certain Relationships and Related Person Transactions" and "Board Committees and Meetings" in the Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated herein by reference to the section entitled "Ratification of Selection of Independent Auditors — Principal Accounting Fees and Services" in the Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) *Financial Statements*

The following consolidated financial statements of the Company for the fiscal year ended October 1, 2010 are included herewith:

	Page
Consolidated Balance Sheets	41
Consolidated Statements of Operations	42
Consolidated Statements of Cash Flows	43
Consolidated Statements of Shareholders' Equity (Deficit) and Comprehensive Loss	44

(2) *Supplemental Schedules*

Schedule II — Valuation and Qualifying Accounts	84

All other schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the consolidated financial statements or notes thereto.

(3) *Exhibits*

Exhibits	Description
2.1	Asset Purchase Agreement, dated as of April 21, 2009, by and between the Company and Ikanos Communications, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on April 24, 2009)
2.2	Asset Purchase Agreement, dated April 29, 2008, by and between the Company and NXP B.V. (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 27, 2008)
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.A.1 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2004)
3.1.1	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on June 25, 2008 (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 27, 2008)
3.1.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on February 19, 2010 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on February 24, 2010)
3.2	By-Laws of the Company, as amended December 18, 2009 (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on December 24, 2009)
4.1	Indenture, dated as of March 7, 2006, by and between the Company and The Bank of New York Trust Company, N.A., as successor to J.P. Morgan Trust Company, National Association, as trustee, including the form of the Company's 4.00% Convertible Subordinated Notes due March 1, 2026 attached as Exhibit A thereto (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on March 8, 2006)
4.1.1	Registration Rights Agreement, dated as of March 7, 2006, by and between the Company and Lehman Brothers, Inc. (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K filed on March 8, 2006)
4.2	Indenture, dated as of March 10, 2010, by and among the Company, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Trustee, including the form of the Company's 11.25% Senior Secured Note due 2015 attached as Exhibit A thereto (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on March 11, 2010)

Exhibits	Description
4.2.1	Blanket Lien Pledge and Security Agreement, dated as of March 10, 2010, by and among the Company, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Collateral Trustee (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on March 11, 2010)
4.3	Loan and Security Agreement, dated as of December 22, 2009, by and between Silicon Valley Bank and Conexant CF, LLC (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed on March 3, 2010)
4.3.1	Amendment No. 1 to Loan and Security Agreement, dated as of March 3, 2010, by and between Conexant CF, LLC and Silicon Valley Bank (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on March 5, 2010)
*10.1	Conexant Systems, Inc. 1999 Long-Term Incentives Plan, as amended (incorporated by reference to Exhibit 4.7 of the Company's Registration Statement on Form S-8 filed on May 26, 2000 (File No. 333-37918))
*10.1.1	Form of Stock Option Agreement under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999)
*10.1.2	Form of Restricted Stock Agreement (Performance Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999)
*10.1.3	Form of Restricted Stock Agreement (Time Vesting) under the Conexant Systems, Inc. 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999)
*10.1.4	Copy of resolutions of the Board of Directors of the Company, adopted August 13, 1999 amending, among other things, the 1999 Long-Term Incentives Plan (incorporated by reference to Exhibit 10-e-1 of the Company's Annual Report on Form 10-K for the year ended September 30, 1999)
*10.2	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on May 9, 2002, as amended June 13, 2002, in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-9 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
*10.2.1	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 13, 2002 in connection with the Skyworks transaction (incorporated by reference to Exhibit 10-b-10 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
*10.3	Memorandum of Adjustments to Outstanding Options Under the Conexant Stock Plans approved and adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-11 of the Company's Annual Report on Form 10-K for the year ended September 30, 2003)
*10.3.1	Memorandum of Proposed Amendments to the Conexant Systems, Inc. Stock Option Plans adopted by the Board of Directors of the Company on June 5, 2003 in connection with the Mindspeed spin-off (incorporated by reference to Exhibit 10-b-12 of the Company's Annual Report on Form 10-K for the year ended September 30, 2003)
*10.4	Amended and Restated Conexant Systems, Inc. Retirement Savings Plan (incorporated by reference to Exhibit 4.5 of the Company's Registration Statement on Form S-8 filed on December 21, 2006 (File No. 333-139547))
*10.5	Conexant Systems, Inc. Directors Stock Plan, as amended (incorporated by reference to Exhibit 10-e-1 of the Company's Annual Report on Form 10-K for the year ended September 28, 2007)
*10.6	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit (D)(2) of Amendment No. 2 to Schedule TO filed on December 1, 2004)
*10.6.1	Resolutions adopted by the Board of Directors of the Company on February 25, 2004 with respect to the use of shares available under certain GlobespanVirata, Inc. stock plans for future grants under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan (incorporated by reference to Exhibit 4.5.2 of the Company's Registration Statement on Form S-8 filed on March 15, 2004 (File No. 333-113595))

Exhibits	Description
*10.6.2	Form of Stock Option Agreement under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended (incorporated by reference to Exhibit 10-f-3 of the Company's Annual Report on Form 10-K for the year ended September 30, 2004)
*10.6.3	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 2010)
*10.6.4	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement (for Directors) under the Conexant Systems, Inc. 2000 Non-Qualified Stock Plan (incorporated by reference to Exhibit 10.3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 2010)
*10.7	Conexant Systems, Inc. 2001 Performance Share Plan and related Performance Share Award Terms and Conditions (incorporated by reference to Exhibit 99.1 of the Company's Registration Statement on Form S-8 filed on November 21, 2001 (File No. 333-73858))
*10.8	Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 2010)
*10.8.1	Form of Stock Option Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10-j-2 of the Company's Annual Report on Form 10-K for the year ended September 30, 2004)
*10.8.2	Form of Restricted Stock Unit Award Agreement under the Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2007)
*10.9	Conexant Systems, Inc. 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on November 3, 2009)
*10.10	Conexant Systems, Inc. 2009 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on November 18, 2008)
*10.11	Conexant Systems, Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on February 22, 2010)
*10.11.1	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Conexant Systems, Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.1.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 2010)
*10.11.2	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement (for Directors) under the Conexant Systems, Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.1.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 2010)
*10.11.3	Form of Stock Option Award Grant Notice and Stock Option Agreement under the Conexant Systems, Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.1.3 of the Company's Quarterly Report on Form 10-Q for the period quarter ended April 2, 2010)
*10.12	Conexant Systems, Inc. 2001 Employee Stock Purchase Plan, as amended and restated (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 filed on March 1, 2010 (File No. 333-165128))
*10.13	Deferred Compensation Plan II, effective January 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on January 5, 2006)
*10.14	Employment Agreement, dated as of April 14, 2008, by and between the Company and D. Scott Mercer (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 2008)
*10.14.1	Amendment, dated April 22, 2009, to Employment Agreement dated as of April 14, 2008 by and between D. Scott Mercer and Conexant Systems, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 24, 2009)
*10.15	Employment Agreement, dated as of April 14, 2008, by and between the Company and C. Scherp (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 2008)

Exhibits	Description
*10.15.1	Amendment, dated as of August 27, 2009, to Employment Agreement dated as of April 14, 2008 by and between the Company and C. Scherp (incorporated by reference to Exhibit 10.13.1 of Amendment No. 1 to the Company's Annual Report on Form 10-K filed on December 22, 2009)
*10.16	Employment Agreement, dated as of April 14, 2008, by and between the Company and S. Chittipeddi (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 2008)
*10.16.1	Amendment, dated as of August 27, 2009, to Employment Agreement dated as of April 14, 2008 by and between the Company and S. Chittipeddi (incorporated by reference to Exhibit 10.14.1 of Amendment No. 1 to the Company's Annual Report on Form 10-K filed on December 22, 2009)
*10.17	Employment Agreement, dated as of February 18, 2008, by and between the Company and Mark Peterson (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 2008)
*10.17.1	Amendment, dated as of May 29, 2008, to Employment Agreement dated as of February 18, 2008 by and between the Company and Mark Peterson (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed on June 2, 2008)
*10.17.2	Amendment, dated April 22, 2009, to Employment Agreement dated February 18, 2008 by and between the Company and Mark Peterson (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on April 24, 2009)
*10.17.3	Amendment, dated as of August 27, 2009, to Employment Agreement dated February 18, 2008 by and between the Company and Mark Peterson (incorporated by reference to Exhibit 10.16.3 of Amendment No. 1 to the Company's Annual Report on Form 10-K filed on December 22, 2009)
*10.18	Employment Agreement, dated as of April 25, 2008, by and between the Company and Jean Hu (incorporated by reference to Exhibit 10.25 of Amendment No. 1 to the Company's Annual Report on Form 10-K filed on December 22, 2009)
*10.18.1	Amendment, dated as of August 27, 2009, to Employment Agreement dated as of April 25, 2008 by and between the Company and Jean Hu (incorporated by reference to Exhibit 10.25.1 of Amendment No. 1 to the Company's Annual Report on Form 10-K filed on December 22, 2009)
10.19.2	Tax Allocation Agreement, dated as of June 27, 2003, by and between the Company and Mindspeed Technologies, Inc. (excluding schedules) (incorporated by reference to Exhibit 2.3 of the Company's Current Report on Form 8-K filed on July 1, 2003)
**10.20	Capacity & Reservation Deposit Agreement, dated as of March 20, 2000, by and between the Company and UMC Group (USA) (incorporated by reference to Exhibit 10-k-1 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
10.20.1	Amendment No. 1 to Capacity & Reservation Deposit Agreement, dated as of March 24, 2000, by and between the Company and UMC Group (USA) (incorporated by reference to Exhibit 10-k-2 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
**10.20.2	Amendment No. 2 to Capacity & Reservation Deposit Agreement, dated as of August 1, 2000, by and between the Company and UMC Group (USA) (incorporated by reference to Exhibit 10-k-3 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
**10.20.3	Amendment No. 3 to Capacity & Reservation Deposit Agreement, dated as of May 17, 2001, by and between the Company and UMC Group (USA) (incorporated by reference to Exhibit 10-k-4 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
**10.20.4	Amendment No. 4 to Capacity & Reservation Deposit Agreement, dated as of August 24, 2001, by and between the Company and UMC Group (USA) (incorporated by reference to Exhibit 10-k-5 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
**10.20.5	Foundry Agreement, dated as of July 27, 2000, by and between the Company and UMC Group (USA) (incorporated by reference to Exhibit 10-k-6 of the Company's Annual Report on Form 10-K for the year ended September 30, 2002)
*10.21	Form of Indemnity Agreement between the Company and the directors and certain executives of the Company (incorporated by reference to Exhibit 10-q-1 of the Company's Annual Report on Form 10-K for the year ended September 30, 2004)

Exhibits	Description
*10.22	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 24, 2009)
*10.23	Summary of Non-Employee Director Compensation and Benefits
10.24	IP License Agreement, dated as of April 29, 2008, by and between the Company and NXP B.V. (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 27, 2008)
10.25	Purchase and Sale Agreement and Joint Escrow Instructions, dated January 12, 2010, by and between the Company and City Ventures, LLC (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 2010)
10.25.1	Amendment to Purchase and Sale Agreement and Joint Escrow Instructions, dated February 1, 2010, by and between the Company and City Ventures, LLC (incorporated by reference to Exhibit 10.6.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 2010)
10.25.2	Second Amendment to Purchase and Sale Agreement and Joint Escrow Instructions, dated February 19, 2010, by and between the Company and City Ventures, LLC (incorporated by reference to Exhibit 10.6.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 2010)
10.25.3	Third Amendment to Purchase and Sale Agreement and Joint Escrow Instructions, dated February 26, 2010, by and between the Company and City Ventures, LLC (incorporated by reference to Exhibit 10.6.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 2010)
10.25.4	Fourth Amendment to Purchase and Sale Agreement and Joint Escrow Instructions, dated March 12, 2010, by and between the Company and City Ventures, LLC (incorporated by reference to Exhibit 10.6.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 2010)
10.25.5	Letter, dated March 24, 2010, concerning termination of Purchase and Sale Agreement and Joint Escrow Instructions from City Ventures, LLC to the Company (incorporated by reference to Exhibit 10.6.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 2010)
21	List of Subsidiaries of the Company
23	Consent of Independent Registered Public Accounting Firm
24	Power of Attorney authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Company
31.1	Certification of Chief Executive Officer of Periodic Report Pursuant to Rule 13a-15(e) or Rule 15d-15(e)
31.2	Certification of Chief Financial Officer of Periodic Report Pursuant to Rule 13a-15(e) or Rule 15d-15(e)
32	Certification by Chief Executive Officer and Chief Financial Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350

* Management contract or compensatory plan or arrangement.

** Certain confidential portions of this Exhibit have been omitted pursuant to a request for confidential treatment. Omitted portions have been filed separately with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on November 8, 2010.

CONEXANT SYSTEMS, INC.

By: /s/ D. SCOTT MERCER

D. Scott Mercer
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed on November 8, 2010 by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Title
/s/ D. SCOTT MERCER D. Scott Mercer	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ JEAN HU Jean Hu	Chief Financial Officer, Treasurer and Senior Vice President, Business Development (Principal Financial Officer)
/s/ MICHAEL ELBAZ Michael Elbaz	Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)
/s/ WILLIAM E. BENDUSH* William E. Bendush	Director
/s/ STEVEN J. BILODEAU* Steven J. Bilodeau	Director
/s/ F. CRAIG FARRILL* F. Craig Farrill	Director
/s/ BALAKRISHNAN S. IYER* Balakrishnan S. Iyer	Director
/s/ MATTHEW E. MASSENGILL* Matthew E. Massengill	Director
/s/ JERRE L. STEAD* Jerre L. Stead	Director

* By: /s/ MARK D. PETERSON
Mark D. Peterson, Attorney-in-fact**

** By authority of the power of attorney filed as Exhibit 24 hereto

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Additions (Deductions)(1)	Balance at End of Year
Fiscal year ended October 1, 2010:				
Allowance for doubtful accounts	$ 453	$ (85)	$ —	$ 368
Reserve for sales returns	1,090	(572)	—	518
Fiscal year ended October 2, 2009:				
Allowance for doubtful accounts	$ 834	$ (325)	$ (56)	$ 453
Reserve for sales returns	2,935	(1,364)	(481)	1,090
Fiscal year ended October 3, 2008:				
Allowance for doubtful accounts	$1,659	$ (751)	$ (74)	$ 834
Reserve for sales returns	3,264	(329)	—	2,935

(1) Deductions in the allowance for doubtful accounts reflect amounts written off.

BOARD OF DIRECTORS

D. Scott Mercer
Chairman of the Board and Chief Executive Officer, Conexant Systems, Inc.

William E. Bendush
Former Senior Vice President and Chief Financial Officer, Applied Micro Circuits Corp.

Steven J. Bilodeau
Non-executive Chairman of the Board, SMSC

F. Craig Farrill
Founder, Director and Former President and Chief Executive Officer, Kodiak Networks, Inc.

Balakrishnan S. Iyer
Former Senior Vice President and Chief Financial Officer, Conexant Systems, Inc.

Matthew E. Massengill
Former Chairman of the Board, President and Chief Executive Officer, Western Digital Corp.

Jerre L. Stead
Executive Chairman of the Board and Chief Executive Officer, IHS, Inc.

EXECUTIVE OFFICERS

D. Scott Mercer
Chairman of the Board and Chief Executive Officer

Sailesh Chittipeddi
President and Chief Operating Officer

Christian Scherp
Executive Vice President, Global Sales

Jean Hu
Chief Financial Officer, Treasurer, and Senior Vice President, Business Development

Mark D. Peterson
Senior Vice President, Chief Legal Officer and Secretary

CONEXANT GENERAL INFORMATION

Conexant Systems, Inc.
Principal corporate office is located at:
4000 MacArthur Boulevard
Newport Beach, CA 92660-3095
(949) 483-4600

Annual Meeting
Conexant stockholders are invited to attend our annual meeting live via the Internet:

January 20, 2011 at 8:30 a.m. PT
https://virtualshareholdermeeting.com/CNXT11

Stockholder Transfer Agent and Registrar
Our transfer agent, BNY Mellon Shareowner Services, can help with a variety of stockholder-related services including change of address, lost stock certificates, stock transfer, account status, and other administrative services. Stockholders wishing to transfer their stock should send their written requests, stock certificate(s) and other required documentation to:

BNY Mellon Shareowner Services
500 Ross Street, 6th Floor
Pittsburgh, PA 15262

Web site: http://www.bnymellon.com/shareownerservices/individuals.html

In the U.S. and Canada: (800) 522-6645
Outside the U.S. and Canada: (201) 680-6578
TDD for Hearing Impaired: (800) 231-5469 (U.S. and Canada) or (201) 680-6610 (Outside the U.S. and Canada)

Stock Exchange
Conexant shares are traded on the NASDAQ Global Select Market℠ under the ticker symbol CNXT

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Costa Mesa, CA

Other Stockholder Services
To view this annual report electronically, to consent to enroll in electronic document delivery or to view on-line versions of our press releases or documents filed by Conexant with the SEC, please visit our Web site at www.conexant.com

To order a hard-copy version of a Conexant financial report, please call us at (949) 483-4533

In addition, you can write to us at:
Investor Relations
Conexant Systems, Inc.
4000 MacArthur Boulevard
Newport Beach, CA 92660-3095

To request the removal of restricted legends, please call (949) 483-9920

CONEXANT

CONEXANT SYSTEMS, INC.
4000 MacArthur Boulevard
Newport Beach, CA 92660-3095
USA

WWW.CONEXANT.COM